AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER __, 2002
                                                  Registration No. 333-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        CENEX HARVEST STATES COOPERATIVES
             (Exact name of Registrant as specified in its charter)

           MINNESOTA                                            41-0251095
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                                5500 CENEX DRIVE
                      INVER GROVE HEIGHTS, MINNESOTA 55077
                                 (651) 451-5151
               (Address, including zip code, and telephone number,
                 including area code, of Registrant's principal
                               executive offices)

                                 David Kastelic
                    Senior Vice President and General Counsel
                        Cenex Harvest States Cooperatives
                                5500 Cenex Drive
                      Inver Grove Heights, Minnesota 55077
                                 (651) 451-5151
                               Fax (651) 451-4554
            (Name, address, including zip code, and telephone number,
                    including area code, of agent for service

                                   COPIES TO:
-------------------------------------- -----------------------------------------
      William B. Payne                               Christopher J. Voss
    Dorsey & Whitney LLP                              John D. Kauffman
    50 South Sixth Street                              Stoel Rives LLP
Minneapolis, Minnesota 55402                   600 University Street, Suite 3600
       (612) 340-2600                              Seattle, Washington 98101
     Fax (612) 340-8738                                  (206) 624-0900
                                                       Fax (206) 386-7500
-------------------------------------- -----------------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
(11)(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                            CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
  Title of each class of       Amount to be         Proposed maximum          Proposed maximum          Amount of
securities to be registered   registered(1)     offering price per share  aggregate offering price   registration fee
----------------------------------------------------------------------------------------------------------------------
 8% Cumulative Redeemable    2,875,000 shares            $25.00                 $71,875,000               $6,613
      Preferred Stock
----------------------------------------------------------------------------------------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER 17, 2002

                                     [LOGO]


                                2,500,000 SHARES

                    8% CUMULATIVE REDEEMABLE PREFERRED STOCK

                        CENEX HARVEST STATES COOPERATIVES

                                $25.00 PER SHARE

         We are offering 2,500,000 shares of our 8% Cumulative Redeemable Preferred Stock. Holders of the preferred stock will be entitled to receive cash dividends at the rate of $2.00 per share per year. Dividends will be payable quarterly in arrears when, as and if declared on March 31, June 30, September 30 and December 31 of each year beginning March 31, 2003. Dividends payable on the preferred stock are cumulative. The preferred stock is subject to redemption and has the preferences described in this prospectus. The preferred stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

         We have applied to have our preferred stock listed on The Nasdaq National Market under the symbol "CHSCP."

         Investing in our preferred stock involves certain risks. See "Risk Factors" beginning on page 9.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                 PER SHARE           TOTAL
Public offering price(1).....................     $25.0000        $62,500,000
Underwriting discount........................        .9375        $ 2,343,750
Proceeds to CHS (before expenses)............     $24.0625        $60,156,250

(1) Plus accrued dividends from and including January 1, 2003.

         The underwriters are severally underwriting the shares of preferred stock. We have granted to the underwriters a 30-day option to purchase up to 375,000 shares of the preferred stock on the same terms and conditions as set forth above to cover over-allotments, if any.

         We expect to deliver the preferred stock on or about ___________, 2003.

                           --------------------------

                                CO-LEAD MANAGERS

         D.A. DAVIDSON & CO.                  U.S. BANCORP PIPER JAFFRAY

                           --------------------------

                              FAHNESTOCK & CO. INC.

                The date of this prospectus is ____________, 2003

                                TABLE OF CONTENTS

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS...................................ii
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................ii
PROSPECTUS SUMMARY.............................................................1
RISK FACTORS...................................................................6
USE OF PROCEEDS...............................................................11
BUSINESS......................................................................11
SELECTED CONSOLIDATED FINANCIAL DATA..........................................26
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS.................................................................28
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................39
DESCRIPTION OF THE PREFERRED STOCK............................................40
CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS............................44
UNDERWRITING..................................................................46
LEGAL MATTERS.................................................................48
EXPERTS.......................................................................48
WHERE YOU CAN FIND MORE INFORMATION...........................................48
FINANCIAL STATEMENTS.........................................................F-i

                   IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

         You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Updated information can be obtained as described under "Where You Can Find More Information."

         References in this prospectus, and the documents incorporated by reference in this prospectus, to "CHS," "CHS Cooperatives," the "Company," "we," "our" and "us" refer to Cenex Harvest States Cooperatives, a Minnesota cooperative, and its subsidiaries. We maintain a web site at http://www.CHSco-ops.com. Information contained in our website does not constitute part of this prospectus.

         All references to "preferred stock" in this prospectus are to our 8% Cumulative Redeemable Preferred Stock unless the context requires otherwise.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the information incorporated by reference in it contain statements that constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

         We do not guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION WE PRESENT IN GREATER DETAIL ELSEWHERE IN THIS PROSPECTUS AND IN THE INFORMATION INCORPORATED BY REFERENCE IN IT. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU AND YOU SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE THOSE LISTED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


                        CENEX HARVEST STATES COOPERATIVES

         We are one of the nation's leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives located from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from and provide products and services to our members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. For the fiscal year ended August 31, 2002, our total revenues were $7.8 billion.

         Our operations are organized into five business segments: Agronomy, Energy, Country Operations, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of inputs that are essential for crop production. The third segment, Country Operations, serves as our company-owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by us. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by our Country Operations segment, by member cooperatives and by third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

         Only producers of agricultural products and associations of producers of agricultural products may be members of CHS Cooperatives. Our earnings are allocated to members based on the volume of business they do with us. Members receive earnings in the form of patronage refunds in cash and patrons' equities, which may be redeemed over time.

         A portion of our operations are conducted through equity investments and joint ventures whose operating results are not consolidated with our results. For those investments and ventures for which we recognize income using the equity method of accounting, a proportionate share of the income from those entities is included as a component in our net income.

         The origins of CHS Cooperatives date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. Cenex Harvest States Cooperatives, now headquartered in Inver Grove Heights, Minnesota, emerged as the result of the merger of the two entities in 1998. Our address is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077. Our telephone number is (651) 451-5151.


AGRONOMY

         Through our Agronomy business segment, we are engaged in the manufacture of crop nutrients and the wholesale distribution of crop nutrients and crop protection products. We conduct our agronomy operations primarily through two investments -- a 20% cooperative ownership interest in CF Industries, Inc. (CF Industries) and a 25% ownership interest in Agriliance, LLC (Agriliance). CF Industries manufactures crop nutrient products, particularly nitrogen and phosphate fertilizers, and is one of the largest suppliers to Agriliance. Agriliance is one of North America's largest wholesale distributors of crop nutrients, crop protection products and other agronomy products. Our minority ownership interests in CF Industries and Agriliance are treated as investments and, therefore, those entities' revenues and expenses are not reflected in our operating results.


ENERGY

         We are the nation's largest cooperative energy company, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel, and other energy products);

the blending, sale and distribution of lubricants; and the wholesale and retail supply of propane. Our Energy business segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (National Cooperative Refinery Association, a cooperative in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex brand to our member cooperatives and others through a network of approximately 1,400 independent retailers, including approximately 800 that operate Cenex/Ampride convenience stores.


COUNTRY OPERATIONS

         Our Country Operations business segment purchases wheat and other grains from our producer members and provides our members and producers with access to a full range of products and services including farm supplies, programs for crop and livestock production, hedging and insurance services, and agricultural operations financing. Country Operations operates at approximately 300 locations dispersed throughout Minnesota, North Dakota, South Dakota, Nebraska, Montana, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.


GRAIN MARKETING

         We are the nation's largest cooperative marketer of grain and oilseed, handling about 1.1 billion bushels annually. During fiscal year 2002, we purchased approximately 76% of our total grain volumes from individual and member cooperatives and the Country Operations business segment, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators pending delivery to domestic and foreign purchasers. We conduct most of our Grain Marketing operations directly, although we do conduct some of our business through three joint ventures in which we have a 50% ownership.


PROCESSED GRAINS AND FOODS

         Our Processed Grains and Foods business segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that utilize the products supplied by our member producers. These areas are oilseed processing and refining, wheat milling and foods, including oilseed-based products (such as margarine and salad dressing) and Mexican foods.

                                  THE OFFERING

ISSUER                                Cenex Harvest States Cooperatives, a
                                      Minnesota cooperative

SECURITIES OFFERED                    2,500,000 Shares of 8% Cumulative
                                      Redeemable Preferred Stock

OFFERING PRICE                        $25.00 per share

DIVIDENDS                             You will be entitled to receive cash
                                      dividends at the rate of $2.00 per share per year when, as and if declared by our board of directors. Dividends are cumulative and will be payable quarterly in arrears on March 31, June 30, September
                                      30 and December 31 of each year beginning
                                      March 31, 2003.

LIQUIDATION RIGHTS                    In the event of our liquidation, you will
                                      be entitled to receive $25.00 per share
                                      plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on a parity with the preferred stock.

RANK With respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, the preferred stock will rank prior to the following:

                                         o   any patronage refund;

                                         o   any other class or series of our
                                             capital stock designated by our
                                             board of directors as junior to the
                                             preferred stock; and

                                         o   our common stock, if any.

                                      Shares of any class or series of our
                                      capital stock that are not junior to the preferred stock, including our existing 8% Preferred Stock, will rank on a parity with the preferred stock.

REDEMPTION AT OUR OPTION              We may not redeem the preferred stock
                                      prior to February 1, 2008.  On or after
                                      that date we may, at our option, redeem
                                      the preferred stock, in whole or from
                                      time to time in part, for cash at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption.

REDEMPTION AT THE HOLDER'S OPTION     In the event of a change in control
                                      initiated by our board of directors, you will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase your shares of preferred stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption.
                                      "Change in control" is defined in
                                      "Description of the Preferred Stock -
                                      Redemption at the Holder's Option."

NO EXCHANGE OR CONVERSION RIGHTS,     The preferred stock is not exchangeable
NO SINKING FUND                       for or convertible into shares of any
                                      other shares of our capital stock or any other securities or property. The preferred stock is not subject to the operation of any purchase, retirement or sinking fund.

VOTING RIGHTS                         You will not have voting rights except as
                                      required by applicable law; provided that the affirmative vote of two-thirds of the outstanding preferred stock will be required to approve:

                                         o   any amendment to our articles of
                                             incorporation or the resolutions
                                             establishing the terms of the
                                             preferred stock if the amendment
                                             adversely affects the rights or
                                             preferences of the preferred stock;
                                             and

                                         o   the creation of any class or series
                                             of equity securities having rights
                                             senior to the preferred stock as to
                                             the payment of dividends or
                                             distribution of assets upon the
                                             liquidation, dissolution or winding
                                             up of CHS.

Nasdaq LISTING                        We have applied to have the preferred
                                      stock listed on The Nasdaq National Market under the symbol "CHSCP."

USE OF PROCEEDS                       We intend to use the net proceeds from
                                      this offering to repay short-term
                                      indebtedness.

RISK FACTORS                          See "Risk Factors" and the other
                                      information in this prospectus for a
                                      discussion of factors that you should
                                      consider carefully before deciding to
                                      purchase the preferred stock.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected audited consolidated financial data for the three years ended
August 31, 2002, should be read in conjunction with our consolidated financial statements and notes to them included elsewhere in this prospectus.

                                                    YEARS ENDED AUGUST 31,                         THREE
                                 -------------------------------------------------------------     MONTHS          YEAR
                                                                                                   ENDED           ENDED
                                                                                                 AUGUST 31,       MAY 31,
                                    2002            2001           2000            1999            1998(1)         1998
                                 --------------  -------------- --------------  -------------- -------------- --------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT FOR RATIOS)
Income Statement Data:
Revenues:
   Net sales...................   $  7,731,867   $   7,753,012  $   8,497,850   $   6,381,334  $   1,531,124  $   8,410,030
   Patronage dividends.........          3,885           5,977          5,494           5,876          5,111         70,387
   Other revenues..............        109,459         116,254         97,471          81,180         17,706         85,127
                                   ------------   -------------  -------------   -------------  -------------  -------------
                                     7,845,211       7,875,243      8,600,815       6,468,390      1,553,941      8,565,544
   Cost of goods sold..........      7,513,369       7,470,203      8,300,494       6,193,287      1,475,407      8,209,448
   Marketing, general
     and administrative........        187,292         184,046        155,266         152,031         34,998        126,061
                                   ------------   -------------  -------------   -------------  -------------  -------------
   Operating earnings                  144,550         220,994        145,055         123,072         43,536        230,035
   Interest....................         42,455          61,436         57,566          42,438         12,311         34,620
   Equity (income) loss from
     investments...............        (58,133)        (28,494)       (28,325)        (22,363)         9,142         (8,381)
   Minority interests..........         15,390          35,098         24,546          10,017          3,252          6,880
                                   ------------   -------------  -------------   -------------  -------------  -------------
Income before income taxes.....        144,838         152,954         91,268          92,980         18,831        196,916
Income taxes...................         18,700         (25,600)         3,880           6,980          2,895         19,615
                                   ------------   -------------  -------------   -------------  -------------  -------------
Net income.....................   $    126,138   $     178,554  $      87,388   $      86,000  $      15,936  $     177,301
                                   ============   =============  =============   =============  =============  =============

Balance Sheet Data
   (at end of period):
   Working capital.............   $    249,115   $     305,280  $     214,223   $     219,045  $     284,452  $     235,721
   Net property, plant and
     equipment.................      1,057,421       1,023,872      1,034,768         968,333        915,770        868,073
   Total assets................      3,481,727       3,057,319      3,172,680       2,787,664      2,469,103      2,436,515
   Long-term debt, including
     current maturities........        572,124         559,997        510,500         482,666        456,840        378,408
   Total equities..............      1,289,638       1,261,153      1,164,426       1,117,636      1,065,877      1,029,973
Ratio of earnings to fixed
   charges and preferred
   dividends(2)                           3.4x            3.4x           2.6x            2.5x           2.4x           4.4x

(1) Reflects our change in fiscal year end from May 31 to August 31.

(2) For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

                                  RISK FACTORS

         BEFORE INVESTING IN OUR PREFERRED STOCK, YOU SHOULD BE AWARE THAT DOING SO INVOLVES RISKS, INCLUDING THOSE DESCRIBED BELOW. THE VALUE OF YOUR INVESTMENT MAY DECLINE AND YOU COULD LOSE YOUR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS THE OTHER INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO BUY OUR PREFERRED STOCK.


RISKS RELATED TO OUR OPERATIONS

         OUR REVENUES AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY CHANGES IN COMMODITY PRICES. Our revenues and earnings are affected by market prices for commodities such as crude oil, natural gas, grain, oilseeds, and flour. Commodity prices generally are affected by a wide range of factors beyond our control, including the weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies, and general political and economic conditions. Increases in market prices for commodities that we purchase without a corresponding increase in the prices of our products or our sales volume or a decrease in our other operating expenses could reduce our revenues and net income. We are also exposed to fluctuating commodity prices as the result of our inventories of commodities, typically grain and crude oil, and purchase and sale contracts at fixed or partially fixed prices. At any time, our inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial.

         OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF OUR MEMBERS WERE TO DO BUSINESS WITH OTHERS RATHER THAN WITH US. We do not have an exclusive relationship with our members and our members are not obligated to supply us with their products or purchase products from us. Our members often have a variety of distribution outlets and product sources available to them. If our members were to sell their products to other purchasers or purchase products from other sellers, our revenues would decline and our results of operations could be adversely affected.

         WE PARTICIPATE IN HIGHLY COMPETITIVE BUSINESS MARKETS IN WHICH WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY. We operate in several highly competitive business segments. Competitive factors include price, service level, proximity to markets, product quality and marketing. In some of our business segments, such as Energy, we compete with companies that are larger, better known and have greater marketing, financial, personnel and other resources. Our competitors may succeed in developing new or enhanced products that are better than ours, and may be more successful in marketing and selling their products than we are with ours. As a result, we may not be able to continue to compete successfully with our competitors.

         CHANGES IN FEDERAL INCOME TAX LAWS OR IN OUR TAX STATUS COULD INCREASE OUR TAX LIABILITY AND REDUCE OUR NET INCOME. Current federal income tax laws, regulations and interpretations regarding the taxation of cooperatives, which allow us to exclude income generated through business with or for a member (patronage income) from our taxable income, could be changed. If this occurred, or if in the future we were not eligible to be taxed as a cooperative, our tax liability would significantly increase and our net income significantly decrease.

         WE INCUR SIGNIFICANT COSTS IN COMPLYING WITH APPLICABLE LAWS AND REGULATIONS. Any failure to make the capital investments necessary to comply with these laws and regulations could expose us to financial liability. We are subject to numerous federal, state and local provisions regulating our business and operations. We incur and expect to incur significant capital and operating expenses to comply with these laws and regulations, but may be unable to pass on those expenses to customers without experiencing volume and margin losses. For example, in the next four years, we anticipate spending approximately $340 million in total at our McPherson, Kansas and our Laurel, Montana refineries on upgrading the facilities, largely to comply with regulations requiring the reduction of sulfur levels in refined petroleum products. It is expected that over 80% of the costs will be incurred at the McPherson refinery.

         We establish reserves for the future cost of meeting known compliance obligations, such as remediation of identified environmental issues. However, these reserves may prove inadequate to meet our actual liability. Moreover, amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of currently unknown compliance issues may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

         Our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies including fines and injunctions, and recalls of our products. We cannot predict what impact, if any, future laws or regulations may have on our potential business and operations.

         ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR RESULTS AND FINANCIAL CONDITION. Many of our current and former facilities have been in operation for many years and, over that time, we and other operators of those facilities have generated, used, stored and disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws, including chemicals and fuels stored in underground and above-ground tanks. Any past or future actions in violation of those environmental laws could subject us to administrative penalties, fines and injunctions. Moreover, future or unknown past releases of hazardous substances could subject us to private lawsuits claiming damages and to adverse publicity.

         ACTUAL OR PERCEIVED QUALITY, SAFETY OR HEALTH RISKS ASSOCIATED WITH OUR PRODUCTS COULD SUBJECT US TO LIABILITY AND DAMAGE OUR BUSINESS AND REPUTATION. If any of our food products became adulterated or misbranded, we would need to recall those items and could experience product liability claims if consumers were injured as a result. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time or a loss of consumer confidence in our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. In addition, general public perceptions regarding the quality, safety or health risks associated with particular food products, such as the concern in some quarters regarding genetically modified crops, could reduce demand and prices for some of the products associated with our businesses. To the extent that consumer preferences evolve away from products that our members or we produce for health or other reasons, such as the growing demand for organic food products, and we are unable to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

         OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTIONS AND CASUALTY LOSSES; WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES. Our operations are subject to business interruptions due to unanticipated events such as explosions, fires, pipeline interruptions, transportation delays, equipment failures, crude oil or refined product spills, inclement weather or labor disputes. For example:

         o our oil refineries and other facilities are potential targets for terrorist attacks that could halt or discontinue production;

         o our inability to negotiate acceptable contracts with unionized workers in our operations could result in strikes or work stoppages; and

         o the significant inventories that we carry could be damaged or destroyed by catastrophic events, extreme weather conditions or contamination.

We maintain insurance against many, but not all, potential losses or liabilities arising from these operating hazards, but uninsured losses or losses above our coverage limits are possible. Uninsured losses and liabilities arising from operating hazards could have a material adverse effect on our financial position or results of operations.

         OUR COOPERATIVE STRUCTURE LIMITS OUR ABILITY TO ACCESS EQUITY CAPITAL. As a cooperative, we may not sell common equity in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% of any preferred stock that we may issue. These limitations restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

         CONSOLIDATION AMONG THE PRODUCERS OF PRODUCTS WE PURCHASE AND CUSTOMERS FOR PRODUCTS WE SELL COULD ADVERSELY AFFECT OUR REVENUES AND OPERATING RESULTS. Consolidation has occurred among the producers of products we purchase, including crude oil and grain. Consolidation could increase the price of these products and allow suppliers to negotiate pricing and other contract terms that are less favorable to us. Consolidation also may increase the competition among consumers of these products to enter into supply relationships with a smaller number of producers.

         Consolidation among purchasers of our products and in wholesale and retail distribution channels has resulted in a smaller customer base for our products and intensified the competition for these customers. For example, ongoing consolidation among distributors and brokers of food products and food retailers has altered the buying patterns of these businesses, as they have increasingly elected to work with product suppliers who can meet their needs nationwide rather than just regionally or locally. If these distributors, brokers, and retailers elect not to purchase our products, our sales volumes, revenues, and profitability could be significantly reduced.

         FLUCTUATIONS IN PRICES FOR CRUDE OIL AND REFINED FUEL PRODUCTS MAY ADVERSELY AFFECT OUR EARNINGS. Prices for crude oil and for gasoline, diesel fuel, and other refined petroleum products fluctuate widely. The profitability of our energy operations depends largely on the margin between the cost of crude oil that we refine and the selling prices that we obtain for our refined products. Factors influencing these prices, many of which are beyond our control, include:

         o        levels of worldwide and domestic supplies;

         o        capacities of domestic and foreign refineries;

         o the ability of the members of OPEC to agree to and maintain oil price and production controls, and the price and level of foreign imports generally;

         o political instability or armed conflict in oil-producing regions;

         o        the level of consumer demand;

         o        the price and availability of alternative fuels;

         o        the availability of pipeline capacity; and

         o        domestic and foreign governmental regulations and taxes.

         The long-term effects of these and other conditions on the prices of crude oil and refined petroleum products are uncertain and ever-changing. Accordingly, we expect our margins on and the profitability of our energy business to fluctuate, possibly significantly, over time.

         IF OUR CUSTOMERS CHOSE ALTERNATIVES TO OUR REFINED PETROLEUM PRODUCTS OUR REVENUES AND PROFITS MAY DECLINE. Numerous alternative energy sources currently are being developed that could serve as alternatives to our gasoline, diesel fuel and other refined petroleum products. If any of these alternative products become more economically viable or preferable to our products for environmental or other reasons, demand for our energy products would decline. Demand for our gasoline, diesel fuel and other refined petroleum products also could be adversely affected by increased fuel efficiencies.

         OUR AGRONOMY BUSINESS IS DEPRESSED AND COULD CONTINUE TO UNDERPERFORM IN THE FUTURE. Demand for agronomy products in general has been adversely affected in recent years by drought and poor weather conditions, depressed grain prices, idle acreage and development of insect and disease-resistant crops. These factors could cause our agronomy marketing and distribution venture to be unable to operate at profitable margins. In addition, these and other factors, including fluctuations in the price of natural gas and other raw materials, an increase in recent years in domestic and foreign production of fertilizer and intense competition within the industry, in particular from lower-cost foreign producers, have created particular pressure on producers of fertilizers. As a result, CF Industries, Inc. a fertilizer manufacturer in which we hold a minority cooperative interest, has suffered losses in recent years as it has incurred increased prices for raw materials but has been unable to pass those increased costs on to its customers.

         TECHNOLOGICAL IMPROVEMENTS IN AGRICULTURE COULD DECREASE THE DEMAND FOR OUR AGRONOMY PRODUCTS. Improved technological advances in agriculture could decrease the demand for crop nutrients, and other crop input products and services. Genetically engineered seeds that resist disease and insects or meet certain nutritional requirements could affect the demand for crop nutrients and crop protection products, as well as the demand for fuel to operate application equipment.

         WE OPERATE SOME OF OUR BUSINESS THROUGH JOINT VENTURES IN WHICH OUR RIGHTS TO CONTROL BUSINESS DECISIONS ARE LIMITED. Several parts of our business, including in particular our agronomy business and portions of our grain marketing, wheat milling and foods businesses, are operated through joint ventures with unaffiliated third parties. Operating a business through a joint venture means that we have less control over business decisions than we have in our wholly-owned businesses. In particular, we generally cannot act on major business initiatives in our joint ventures without the consent of the other party or parties in that venture.


RISKS RELATED TO THIS OFFERING AND THE PREFERRED STOCK

         THE INITIAL PUBLIC OFFERING PRICE FOR THE PREFERRED STOCK MAY NOT BE REPRESENTATIVE OF MARKET PRICES AFTER THIS OFFERING. The initial public offering price of our preferred stock has been determined through negotiations between the representatives of the underwriters and us and may not be representative of market prices after this offering. As a result, you may be unable to receive that price if you resell the preferred stock.

         THERE MAY NOT BE ANY SECONDARY TRADING MARKET FOR THE PREFERRED STOCK, WHICH MAY LIMIT YOUR ABILITY TO RESELL YOUR SHARES. The preferred stock is a new issue of securities with no established trading market and we cannot assure you that a secondary trading market for the preferred stock will ever develop or, if one develops, that it will be maintained or provide any significant liquidity. The representatives of the underwriters have advised us that they intend to make a market in the preferred stock. However, they are not obligated to do so and may discontinue any market-making activity at any time without notice. As a result of these and other factors, if you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all.

         WE CANNOT ASSURE YOU THAT THE PREFERRED STOCK, IF LISTED ON THE Nasdaq NATIONAL MARKET, WILL CONTINUE TO QUALIFY FOR LISTING. Although we have applied to have the preferred stock listed on The Nasdaq National Market, we cannot assure you that if it is listed, it will continue to qualify for listing. For example, we may be unable to satisfy the requirements regarding "independent" directors as now or subsequently in effect. If our preferred stock were delisted, the liquidity of the market for the preferred stock could be reduced, possibly significantly.

         IF YOU ARE ABLE TO RESELL YOUR PREFERRED STOCK, MANY FACTORS MAY AFFECT THE PRICE YOU RECEIVE, WHICH MAY BE LOWER THAN YOU BELIEVE TO BE APPROPRIATE. Many factors could affect the market price of our preferred stock, including:

         o the risks relating to our business and the industries in which we operate described elsewhere in this "Risk Factors" section and elsewhere in this prospectus;

         o        our operating and financial performance;

         o        the level, direction and volatility of interest rates;

         o        general market, political and economic conditions;

         o changes in market valuations of other integrated agricultural companies;

         o        the market for securities similar to the preferred stock;

         o        additional issuances of preferred stock by us; and

         o sales of preferred stock by a few stockholders or even a single significant stockholder.

In addition, the U.S. stock markets have experienced price and volume volatility that has affected many companies' stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate. We cannot predict at what price the preferred stock will trade, and that price may be less than its initial public offering price or liquidation value at any time.

         ISSUANCES OF SUBSTANTIAL AMOUNTS OF PREFERRED STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR PREFERRED STOCK. From time to time in the future we expect to issue shares of preferred stock to our members in redemption of a portion of their patrons' equities or other equity securities and may do so as frequently as annually. We expect these shares to be freely tradeable upon issuance to our members, and some or all members who receive preferred stock may seek to sell their shares in the public market. We also expect to issue shares of preferred stock in exchange for the shares of our outstanding 8% preferred stock. Furthermore, from time to time we may sell additional shares of preferred stock to the public. We cannot predict whether future issuances or sales of our preferred stock or the availability of our preferred stock for sale will adversely affect the market price for our preferred stock or our ability to raise capital by offering equity securities.

         THE TERMS OF THE PREFERRED STOCK ARE FIXED AND CHANGES IN MARKET CONDITIONS, INCLUDING MARKET INTEREST RATES, MAY DECREASE THE MARKET PRICE FOR THE PREFERRED STOCK. The terms of the preferred stock, such as the 8% dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for the preferred stock.

         YOU WILL HAVE LIMITED VOTING RIGHTS. As a holder of the preferred stock, you will be entitled to vote only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the preferred stock if the amendment, alteration or repeal would adversely affect the rights or preferences of the preferred stock or that would create a series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions, and other amendments to our articles of incorporation that would not adversely affect the rights and preferences of the preferred stock.

         PAYMENT OF DIVIDENDS ON THE PREFERRED STOCK IS NOT GUARANTEED. Although dividends on the preferred stock accumulate, our board of directors must approve the actual payment of those dividends. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay the accumulated dividends. Our board of directors could do so for any reason, including the following:

         o        unanticipated cash requirements;

         o        the need to make payments on our indebtedness;

         o concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or

         o determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

         WE CAN REDEEM THE PREFERRED STOCK AT OUR DISCRETION. We have the option of redeeming your shares at any time on or after February 1, 2008 for $25.00 per share plus any accumulated and unpaid dividends.

         THE AMOUNT OF YOUR LIQUIDATION PREFERENCE OR REDEMPTION PAYMENT IS FIXED. The payment due upon a liquidation or redemption is fixed at $25.00 per share plus accumulated and unpaid dividends. If we have value remaining after payment of this amount, you will have no right to participate in that value. If the market price for our preferred stock is greater than the redemption price, you will have no right to receive the market price from us on a redemption.

         YOUR LIQUIDATION RIGHTS WILL BE SUBORDINATE TO THOSE OF HOLDERS OF OUR INDEBTEDNESS AND OF ANY SENIOR EQUITY SECURITIES WE HAVE ISSUED OR MAY ISSUE IN THE FUTURE AND MAY BE SUBJECT TO THE EQUAL RIGHTS OF OTHER EQUITY SECURITIES. There are no restrictions in the terms of the preferred stock on our ability to incur indebtedness. We can also, with the consent of two-thirds of the outstanding preferred stock, issue preferred equity securities that are senior with respect to liquidation payments to the preferred stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our preferred stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank on a parity with the preferred stock as to liquidation preferences and any amounts remaining after the payment of senior securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount due you.


                                 USE OF PROCEEDS

         We expect the net proceeds of this offering to be approximately $___ million, after deducting underwriting discounts and other expenses. We intend to use the net proceeds from this offering to repay short-term indebtedness under a $550 million 364-day credit facility with a syndication of banks, of which $245.5 million was outstanding on November 30, 2002, having an average interest rate of 2.52%.


                                    BUSINESS

         We are one of the nation's leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from and provide products and services to our members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not consolidated with our results; rather, a proportionate share of the income from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2002, our total revenues were $7.8 billion.

         Our operations are organized into five business segments: Agronomy, Energy, Country Operations, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of inputs that are essential for crop production. The third segment, Country Operations, serves as our company-owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by us. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by our Country Operations segment, by member cooperatives and by third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

         Only producers of agricultural products and associations of producers of agricultural products may be members of CHS Cooperatives. Our earnings are allocated to members based on the volume of business they do with us. Members receive earnings in the form of patronage refunds in cash and patrons' equities, which may be redeemed over time.

         A portion of our operations are conducted through equity investments and joint ventures whose operating results are not consolidated with our results. For those investments and ventures for which we recognize income using the equity method of accounting, a proportionate share of the income from those entities is included as a component in our net income.

         The origins of CHS Cooperatives date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. Cenex Harvest States Cooperatives, now headquartered in Inver Grove Heights, Minnesota, emerged as the result of the merger of the two entities in 1998.

         The international sales information and segment information in Notes 2 and 11 to the financial statements are incorporated by reference into the following business segment descriptions.

         The business segment financial information presented below does not represent the results that would have been obtained had the relevant business segment been operated as an independent business.


                                    AGRONOMY


OVERVIEW

         Through our Agronomy business segment, we are engaged in the manufacture of crop nutrients and the wholesale distribution of crop nutrients and crop protection products. We conduct our agronomy operations primarily through two investments -- a 20% cooperative ownership interest in CF Industries, Inc. (CF Industries) and a 25% ownership interest in Agriliance, LLC (Agriliance). CF Industries manufactures crop nutrient products, particularly nitrogen and phosphate fertilizers, and is one of the largest suppliers to Agriliance. Agriliance is one of North America's largest wholesale distributors of crop nutrients, crop protection products and other agronomy products.

         There is significant seasonality in the sale of crop nutrients and crop protection products and services, with peak activity coinciding with the planting and input seasons.

         Our minority ownership interests in CF Industries and Agriliance are treated as investments, and therefore, those entities' revenues and expenses are not reflected in our operating results. Each of CF Industries and Agriliance has its own line of financing, without recourse to us.


OPERATIONS

         CF INDUSTRIES. CF Industries is an interregional agricultural cooperative involved in the manufacturing of crop nutrient products. It is one of North America's largest producers of nitrogen and phosphate fertilizers. Through its members, CF Industries' nitrogen and phosphate fertilizer products reach farmers and ranchers in 48 states and two Canadian provinces. CF Industries conducts its operations primarily from the following facilities:

         o a nitrogen manufacturing and processing facility at Donaldsonville, Louisiana;

         o        a phosphate mine and phosphate fertilizer plant in central
                  Florida; and

         o a 66% ownership interest in a nitrogen fertilizer manufacturing and processing facility in Alberta, Canada.

         AGRILIANCE. Agriliance is the one of the nation's largest wholesale distributors of crop nutrients (fertilizers) and crop protection products (insecticides, fungicides and pesticides), accounting for an estimated 30% of the U.S. market for crop nutrients and approximately 25% of the U.S. market for crop protection products. As a wholesale distributor, Agriliance has warehouse, distribution and service facilities located throughout the country. Agriliance also owns and operates retail agricultural units in the southeastern United States. Agriliance purchases most of its fertilizer from CF Industries and Farmland Industries, Inc. and its crop protection products from Monsanto and Sygenta.

         Agriliance was formed in 2000 when CHS, Farmland and Land O'Lakes, Inc. each contributed our respective agronomy businesses to the new company in consideration for ownership interests (25% each for us and Farmland and 50% for Land O'Lakes) in the venture. Our interest in Agriliance is held through United Country Brands, LLC, a holding company jointly-owned with Farmland.


PRODUCTS AND SERVICES

         CF Industries manufactures crop nutrient products, primarily nitrogen and phosphate fertilizers and potash. Agriliance wholesales crop nutrient products and crop protection products that include insecticides, fungicides, and pesticides. Agriliance also provides field and technical services, including soil testing, adjuvant and herbicide formulation, application and related services.


SALES AND MARKETING; CUSTOMERS

         CF Industries sells its crop nutrient products to large agricultural cooperatives and distributors. Its largest customers are Land O'Lakes, CHS and seven other regional cooperatives that wholesale the products to their members. Agriliance distributes agronomy products through approximately 1,000 local cooperatives from Ohio to the West Coast and from the Canadian border south to Kansas. Agriliance also provides sales and services through 48 Agriliance Service Centers and other retail outlets. Agriliance's largest customer is our Country Operations business segment. In 2002, Agriliance sold approximately $1.4 billion of crop nutrient products and approximately $2.2 billion of crop protection and other products.


INDUSTRY; COMPETITION

         CF INDUSTRIES. North American fertilizer producers operate in a highly competitive, global industry. Commercial fertilizers are world-traded commodities and producers compete principally on the basis of price and service. Many of the raw materials that are used in fertilizer production, such as natural gas, are often more expensive in the U.S. than other parts of the world. Crop nutrient margins have historically been cyclical; large profits generated throughout the mid-1990's attracted additional capital and expansion and the industry now suffers from excess capacity. These factors have produced depressed margins for North American fertilizer manufacturers over the past several years, although recently fertilizer margins have stabilized as natural gas prices have declined.

         CF Industries competes with numerous domestic and international crop nutrient manufacturers, including Farmland.

         AGRILIANCE. The wholesale distribution of agronomy products is highly competitive and dependent upon relationships with agricultural producers and local cooperatives, proximity to producers and local cooperatives and competitive pricing. Moreover, the crop protection products industry is mature with slow growth predicted for the future, which has led distributors and suppliers to turn to consolidation and strategic partnerships to benefit from economies of scale and increased market share.

         Agriliance competes with other large agronomy distributors, as well as other regional or local distributors and retailers. Agriliance competes on the strength of its relationships with our members, members of Farmland and Land O'Lakes, its purchasing power and competitive pricing, and its attention to service in the field. Major competitors of Agriliance in crop nutrient distribution include Agrium, Growmark, United Suppliers and West Central. Major competitors of Agriliance in crop protection products distribution include Helena, ConAgra (UAP), Tenkoz and numerous smaller distribution companies.


SUMMARY OPERATING RESULTS

         We account for our Agronomy business segment as follows:

         CF INDUSTRIES. Our investment in CF Industries of $153 million on August 31, 2002, is carried on the balance sheet at cost, including allocated patronage. Since CF Industries is a cooperative, we recognize income from the investment only if we receive patronage refunds. In recent years, CF Industries has realized operating losses and, as such, it has not issued any patronage refunds to its members. Historically, crop nutrients manufacturing earnings have been cyclical in nature.

         AGRILIANCE. At August 31, 2002 our investment in Agriliance was $86 million. We recognize earnings from Agriliance using the equity method of accounting, which results in including our ownership percentage of Agriliance's net earnings as equity income from investments. We apply related internal expenses against those earnings.

         Summary operating results for the Agronomy business segment for the fiscal years ended August 31, 2002, 2001 and 2000 are shown below:

                                                          2002                2001               2000
                                                      --------------       -----------        ------------
                                                                    (DOLLARS IN THOUSANDS)
Revenues:
   Net sales*...................................                                          $     808,659
   Patronage dividends..........................   $         (89)       $       196                 224
   Other revenues...............................                                                  5,817
                                                      --------------       -----------        ------------
Total revenues..................................             (89)               196             814,700
Cost of goods sold..............................                                                764,744
Marketing, general and administrative...........           8,957              8,503              20,832
                                                      --------------       -----------        ------------
Operating (losses) earnings.....................          (9,046)            (8,307)             29,124
Interest........................................          (1,403)            (4,529)             (3,512)
Equity (income) loss from investments...........         (13,425)            (7,360)              4,336
                                                      --------------       -----------        ------------
Income before income taxes......................   $       5,782        $     3,582       $      28,300
                                                      ==============       ===========        ============

Total identifiable assets - August 31...........   $     242,015        $   230,051       $     228,277
                                                      ==============       ===========        ============

* Net sales in 2000 reflect sales from our agronomy business prior to the time it was contributed to Agriliance. Earnings from our interest in Agriliance are shown as equity (income) loss from investments.


                                     ENERGY


OVERVIEW

         We are the nation's largest cooperative energy company, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel, and other energy products); the blending, sale and distribution of lubricants; and the wholesale and retail supply of propane. Our Energy business segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (owned by an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex brand to our member cooperatives and others through a network of approximately 1,400 independent retailers, including approximately 800 that operate Cenex/Ampride convenience stores.


OPERATIONS

         LAUREL REFINERY. Our Laurel, Montana refinery processes medium and high sulfur crude oil into refined petroleum products that primarily include gasoline, diesel, and asphalt. The Laurel refinery sources approximately 90% of its crude oil supply from Canada, with the balance obtained from domestic sources. Laurel has access to Canadian and northwest Montana crude through our wholly-owned Front Range Pipeline and other common carrier pipelines. The Laurel refinery also has access to Wyoming crude via common carrier pipelines from the south.

         The Laurel facility processes approximately 55,000 barrels of crude oil per day to produce refined products that consist of approximately 42% gasoline, 30% diesel and 28% asphalt and other residual products. Refined fuels produced at Laurel, Montana are available via the Yellowstone Pipeline to western Montana terminals and to Spokane and Moses Lake, Washington, south via common carrier pipelines to Wyoming terminals and Denver, Colorado, and east via our wholly-owned Cenex Pipeline to Glendive, Montana, and Minot and Fargo, North Dakota.

         MCPHERSON REFINERY. The McPherson, Kansas refinery is owned and operated by the National Cooperative Refinery Association (NCRA), of which we own approximately 74.5%. The McPherson refinery processes low and medium sulfur crude oil into gasoline, diesel and other distillates, propane, and other products. McPherson sources approximately 95% of its crude oil from Kansas, Oklahoma, and Texas through NCRA-owned and common carrier pipelines.

         The McPherson refinery processes approximately 80,000 barrels of crude oil per day to produce refined products that consist of approximately 57% gasoline, 34% diesel and other distillates, and 9% propane and other products. Approximately 90% of the refined fuels are shipped via NCRA's proprietary products pipeline to its terminal in Council Bluffs, Iowa and to other markets via common carrier pipelines. The balance of the fuels are loaded into trucks at the refinery.

         OTHER ENERGY OPERATIONS. We own and operate ten propane plants and three propane terminals, four asphalt terminals, three lubricants blending and packaging facilities, and 36 convenience stores. We also own and lease a fleet of liquid and pressure trailers and tractors which are used to transport refined fuels, propane and anhydrous ammonia.


PRODUCTS AND SERVICES

         The Energy business segment produces and sells (primarily wholesale) gasoline, diesel, propane, asphalt, and lubricants. It obtains the petroleum products that it sells both from the Laurel and McPherson refineries and from third parties.


SALES AND MARKETING; CUSTOMERS

         We make approximately 85% of our refined fuel sales to members, with the balance sold to non-members. Sales are made wholesale to member cooperatives and through a network of independent retailers that operate convenience stores under the Cenex/Ampride trade name. We sold approximately 1.3 billion gallons of gasoline and approximately 1.2 billion gallons of diesel fuel in fiscal year 2002. We also wholesale auto and farm machinery lubricants to both members and non-members. In fiscal year 2002, energy operations sold approximately 26.4 million gallons of lubricants. We are one of the nation's largest propane wholesalers. In fiscal year 2002, energy operations sold approximately 0.7 billion gallons of propane. Most of the propane sold in rural areas is for heating and agricultural consumption. Annual sales volumes of propane vary greatly depending on weather patterns and crop conditions.


INDUSTRY; COMPETITION

         Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on our energy operations segment. Like many other refineries, the Energy business segment's refineries are currently focusing their capital spending on reducing pollution. In particular, these refineries are currently working to comply with the federal government's initiatives to lower the sulfur content of gasoline and diesel. We currently expect that the cost of compliance, which will be spread out over the next four years, will be approximately $340 million in total for the McPherson and Laurel refineries. It is expected that over 80% of the costs will be incurred at the McPherson refinery.

         The energy business is highly cyclical. Demand for crude oil and our products are driven by the condition of local and worldwide economies, local and regional weather patterns and taxation relative to other energy sources. Most of our energy product market is located in rural areas, so sales activity tends to follow the planting and harvesting cycles. More fuel efficient equipment, reduced crop tillage, depressed prices for crops, warm winter weather, and government programs which encourage idle acres may all reduce demand for our energy products.

         The refining and wholesale fuels business is very competitive. Among our competitors are some of the world's largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. We also compete with smaller domestic refiners and marketers in the midwestern and northwestern United States, with foreign refiners who import products into the United States and with producers and marketers in other industries supplying other forms of energy and fuels to consumers. Given the commodity nature of the end products, profitability in the refining and marketing industry depends largely on margins, as well as operating efficiency, product mix, and costs of product distribution and transportation. The retail gasoline market is highly competitive, with much larger competitors that have greater brand recognition and distribution outlets throughout the country and the world. Our owned and non-owned retail outlets are located primarily in the southern, midwestern and northwestern United States.


SUMMARY OPERATING RESULTS

         Summary operating results for the Energy business segment for the fiscal years ended August 31, 2002, 2001 and 2000 are shown below:

                                                            2002                2001               2000
                                                       ---------------       -----------        ------------
                                                                      (DOLLARS IN THOUSANDS)
Revenues:
   Net sales......................................  $   2,657,689        $  2,781,243       $   2,959,622
   Patronage dividends............................            458                 712                 311
   Other revenues.................................          6,392               4,036               2,792
                                                       -------------        ------------        ------------
Total revenues....................................      2,664,539           2,785,991           2,962,725
Cost of goods sold................................      2,489,352           2,549,099           2,862,715
Marketing, general and administrative.............         66,731              48,432              43,332
                                                       -------------        ------------        ------------
Operating earnings................................        108,456             188,460              56,678
Interest..........................................         16,875              25,097              27,926
Equity loss (income) from investments.............          1,166               4,081                (856)
Minority interests................................         14,604              34,713              24,443
                                                       -------------        ------------        ------------
Income before income taxes........................  $      75,811        $    124,569       $       5,165
                                                       =============        ============        ============

Total identifiable assets - August 31.............  $   1,305,828        $  1,154,036       $   1,379,019
                                                       =============        ============        ============


                               COUNTRY OPERATIONS


OVERVIEW

         Our Country Operations business segment purchases wheat and other grains from our producer members and provides our members and producers with access to a full range of products and services including farm supplies, programs for crop and livestock production, hedging and insurance services, and agricultural operations financing. Country Operations operates at approximately 300 locations dispersed throughout Minnesota, North Dakota, South Dakota, Nebraska, Montana, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.


PRODUCTS AND SERVICES

         GRAIN PURCHASING. We are one of the largest country elevator operators in North America. Through a majority of our elevator locations, the Country Operations business segment purchases grain from member and non-member producers and other elevators and grain dealers. Most of the grain purchased is either sold through our Grain Marketing business segment or used for local feed and processing operations. In the year ended August 31, 2002, we purchased approximately 280 million bushels of grain, primarily wheat (131 million bushels), corn (77 million bushels) and soybeans (45 million bushels). Of these bushels, 255 million were purchased from members and 239 million were sold through the Grain Marketing business segment.

         FARM SUPPLIES. Country Operations manufactures and sells farm supplies, both directly and through ownership interests in other entities. These include seed; plant food; energy products; animal feed ingredients, supplements and products; animal health products; and crop protection products. We sell agronomy products at 160 locations, feed products at 135 locations and energy products at 94 locations. Farm supplies are purchased through cooperatives whenever possible.

         FINANCIAL SERVICES. We have provided open account financing to more than 150 of our members that are cooperatives (Cooperative Association Members) in the past year. These arrangements involve the discretionary extension of credit in the form of term and seasonal loans and can also be used as a clearing account for settlement of grain purchases and as a cash management tool. A substantial part of the term and seasonal loans are sold to the National Bank for Cooperatives (CoBank), with CoBank purchasing up to 90% of any loan. Our borrowing arrangements with CoBank limit loan balances outstanding under this program to not more than $150.0 million at any one time.

         Through our wholly-owned subsidiary Fin-Ag, Inc., we provide seasonal cattle feeding and swine financing loans, facility financing loans and crop production loans. Fin-Ag, Inc. also provides consulting services to member cooperatives. Most loans are sold to CoBank under a separate program from that described above, under which we have guaranteed a portion of the loans. Our exposure at August 31, 2002 was approximately $40.8 million. Under our borrowing arrangements, the maximum amount of the loans outstanding at any one time may not exceed $125.0 million and our maximum guarantee exposure would be $48.5 million.

         Our wholly-owned subsidiary Country Hedging, Inc., which is a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of Trade, is a full service commodity futures and options broker.

         Ag States Agency, LLC is an independent insurance agency in which we hold a majority ownership interest. It sells insurance, including group benefits, property and casualty, and bonding programs. Its more than 1,700 customers are primarily agricultural businesses, including local cooperatives and independent elevators, oil stations, agronomy and feed/seed plants, implement dealers, fruit and vegetable packers/warehouses, and food processors.


INDUSTRY; COMPETITION

         Competitors for the purchase of grain include other elevators and large grain marketing companies. Competitors for farm supply include a variety of cooperatives, privately held and large national companies. We compete primarily on the basis of price, services and patronage.

         The financing operations are not significant, however, competitors for our financing operations are primarily other financial institutions. We compete primarily on the basis of price, services and patronage. Country Hedging's competitors include international brokerage firms, national brokerage firms, regional brokerage firms (both cooperatives and non-cooperatives) as well as local introducing brokers, with competition driven both by price and level of service. Ag States competes with other insurance agencies, primarily on the basis of price and services.

SUMMARY OPERATING RESULTS

         Summary operating results for the Country Operations business segment for the fiscal years ended August 31, 2002, 2001 and 2000 are shown below:

                                                                     2002                2001               2000
                                                                ---------------       -----------        ------------
                                                                               (DOLLARS IN THOUSANDS)
Revenues:
   Net sales...............................................  $   1,474,553        $  1,577,268       $   1,409,892
   Patronage dividends.....................................          2,572               3,683               3,830
   Other revenues..........................................         80,789              80,479              68,436
                                                                -------------        ------------        ------------
Total revenues.............................................      1,557,914           1,661,430           1,482,158
Cost of goods sold.........................................      1,471,422           1,569,884           1,404,120
Marketing, general and administrative......................         47,995              53,417              44,136
                                                                -------------        ------------        ------------
Operating earnings.........................................         38,497              38,129              33,902
Interest...................................................         13,851              15,695              12,782
Equity income from investments.............................           (283)               (246)             (1,007)
Minority interests.........................................            786                 385                 103
                                                                -------------        ------------        ------------
Income before income taxes.................................  $      24,143        $     22,295       $      22,024
                                                                =============        ============        ============

Total identifiable assets - August 31......................  $     799,711        $    679,053       $     660,358
                                                                =============        ============        ============


                                 GRAIN MARKETING


OVERVIEW

         We are the nation's largest cooperative marketer of grain and oilseed, handling about 1.1 billion bushels annually. During fiscal year 2002, we purchased approximately 76% of our total grain volumes from individual and member cooperatives and the Country Operations business segment, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators pending delivery to domestic and foreign purchasers. We conduct most of our Grain Marketing operations directly, although we do conduct some of our business through three joint ventures in which we have a 50% ownership.


OPERATIONS

         The Grain Marketing segment purchases grain directly and indirectly from agricultural producers primarily in the Midwestern and Western United States. The purchased grain is typically sold for future delivery at a specified location. We are responsible for handling the grain and arranging for its transportation to that location. Our ability to arrange efficient transportation, including loading capabilities onto unit trains, ocean-going vessels, and barges, is a significant part of the service we offer to our customers. Rail, vessel, barge and truck transportation is carried out by third parties, often under long-term freight agreements with us. Grain intended for export is usually shipped by rail or barge to an export terminal, where it is loaded onto ocean-going vessels. Grain intended for domestic use is usually shipped by rail or truck to various locations throughout the country.

         We own export terminals, river terminals, and elevators involved in the handling and transport of grain. River terminals at Kansas City, Missouri, St. Paul, Savage, and Winona, Minnesota, and Davenport, Iowa are used to load grains onto barges for shipment to both domestic and export customers via the Mississippi River System. Our export terminal at Superior, Wisconsin provides access to the Great Lakes and St. Lawrence Seaway, and an export terminal at Myrtle Grove, Louisiana serves the Gulf market. In the Pacific Northwest, we conduct our grain marketing operations through United Harvest, LLC (a 50% joint venture with United Grain Corporation) and TEMCO, LLC (a 50% joint venture with Cargill, Incorporated). United Harvest, LLC operates grain terminals in Vancouver and Kalama, Washington. TEMCO, LLC operates a large export terminal in Tacoma, Washington. These facilities serve the Pacific market, as well as domestic grain customers in the Western United States. Grain Suppliers, LLC (a 50% joint venture with Commodity Specialists Company) will begin operating an elevator facility in Friona, Texas and one in Collins, Mississippi beginning in late fiscal year 2003 or early fiscal year 2004.

         Grain Marketing purchases most of its grain during the summer and fall harvest period. Because of our geographic location and the fact that it is further from our export facilities, grain tends to be sold later than in other parts of the country. However, as many producers have significant on-farm storage capacity and in light of our own storage capacity, the Grain Marketing business segment buys and ships grain throughout the year. Due to the amount of grain purchased and held in inventory, the Grain Marketing business segment has significant working capital needs at various times of the year. The amount of borrowings for this purpose, and the interest rate charged on those borrowings, directly affect the profitability of the Grain Marketing segment.


PRODUCTS AND SERVICES

         The primary grains purchased by the Grain Marketing business segment for the year ended August 31, 2002 were wheat (362 million bushels), corn (393 million bushels) and soybeans (241 million bushels). Of the total grains purchased by the Grain Marketing segment during the year ended August 31, 2002, 571 million bushels were purchased from our individual and cooperative association members, 239 million bushels were purchased from the Country Operations business segment and the remainder were purchased from third parties.


SALES AND MARKETING; CUSTOMERS

         Purchasers include domestic and foreign millers, maltsters, feeders, crushers, and other processors. To a much lesser extent purchasers include intermediaries and distributors. Grain marketing operations are not dependent on any one customer. The Grain Marketing segment has supply relationships calling for delivery of grain at prevailing market prices.


INDUSTRY; COMPETITION

         The Grain Marketing business segment competes for both the purchase and sale of grain. Competition is intense and margins are low. Some competitors are integrated food producers, which may also be customers. A few major competitors have substantially greater financial resources than we do.

         In the purchase of grain from producers, location of the delivery facility is a prime consideration, but producers are increasingly willing to truck grain longer distances for sale. Price is affected by the capabilities of the facility; for example, if it is cheaper to deliver to a customer by unit train than by truck, a facility with unit train capability provides a price advantage. We believe that our relationships with individual members serviced by local Country Operations locations and with cooperative members give us a broad origination capability.

         The Grain Marketing business segment competes for grain sales based on price, services and ability to provide the desired quantity and quality of grains required. Location of facilities is a major factor in the ability to compete. Grain marketing operations compete with numerous grain merchandisers, including major grain merchandising companies such as Archer Daniels Midland
(ADM), Cargill, Incorporated (Cargill), ConAgra, Bunge and Louis Dreyfus, each of which handles grain volumes of more than one billion bushels annually.

         The results of the grain marketing business may be adversely affected by relative levels of supply and demand, both domestic and international, commodity price levels (including grain prices reporting on national markets) and transportation costs and conditions. Supply is affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, by population growth, and by increased or decreased per capita consumption of some products.

SUMMARY OPERATING RESULTS

         Summary operating results for the Grain Marketing business segment for the fiscal years ended August 31, 2002, 2001 and 2000 are shown below:

                                                     2002                 2001                 2000
                                                ---------------        ------------         ------------
                                                                (DOLLARS IN THOUSANDS)
Revenues:
   Net sales...............................  $    3,787,322         $  3,514,314         $  3,453,807
   Patronage dividends.....................             497                  840                  861
   Other revenues..........................          21,902               22,964               15,440
                                                ---------------        -------------        ------------
Total revenues.............................       3,809,721            3,538,118            3,470,108
Cost of goods sold.........................       3,778,838            3,514,575            3,439,863
Marketing, general and administrative......          22,213               22,396               21,412
                                                ---------------        -------------        ------------
Operating earnings.........................           8,670                1,147                8,833
Interest...................................           4,807                8,144                8,701
Equity income from investments.............          (4,257)              (4,519)              (6,452)
                                                ---------------        -------------        ------------
Income (loss) before income taxes..........  $        8,120         $     (2,478)        $      6,584
                                                ===============        =============        ============

Total identifiable assets - August 31......  $      481,232         $    345,696         $    321,813
                                                ===============        =============        ============


                           PROCESSED GRAINS AND FOODS


OVERVIEW

         Our Processed Grains and Foods business segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that utilize the products supplied by member producers. These areas are oilseed processing and refining, wheat milling and foods.


OILSEED PROCESSING AND REFINING

         Our oilseed processing operations convert soybeans into soybean meal, soyflour, crude soyoil, refined soybean oil and associated by-products. These operations are conducted at a facility in Mankato, Minnesota that can crush 39 million bushels of soybeans on an annual basis, producing approximately 940,000 short tons of soybean meal and 460 million pounds of crude soybean oil. The same facility is able to refine approximately 1 billion pounds of refined soybean oil annually. Another crushing facility is under construction in Fairmont, Minnesota that will have a crushing capacity and crude soyoil output similar to the Mankato facility. The facility in Fairmont is anticipated to be ready for the 2003 harvest and is estimated to cost approximately $90 million, of which approximately $23 million has been spent through August 31, 2002.

         Our oilseed processing and refining operations produce three primary products: refined oils, soybean meal and soyflour. Refined oils are used in processed foods, such as margarine, shortening, salad dressings and baked goods and, to a lesser extent for certain industrial uses for plastics, inks and paints. Soybean meal has a high protein content and is used for feeding livestock. Soyflour is used in the baking industry, as a milk replacement in animal feed and in industrial applications.

         Our soy processing facilities are located in areas with a strong production base of soybeans and end-user market for the meal and soyflour. We purchase virtually all of our soybeans from members. The oilseed crushing operations currently produce approximately 45% of the crude oil that we refine; we purchase the balance from outside suppliers.

         Our customers for refined oil are principally large food product companies located throughout the United States. However, over 50% of the customers are located in the Midwest due to lower freight costs and slightly higher profitability. The largest customer for refined oil products is Ventura Foods, LLC (Ventura Foods), in which we hold a 50% ownership interest and with which we have a long-term supply agreement to supply minimum quantities of edible soybean oils as long as we maintain a minimum 25.5% ownership interest and the price is comparative with other suppliers of the product. Our sales to Ventura Foods were $49.8 million in fiscal year 2002. We also sell soymeal to over 500 customers, primarily feed lots and feed mills in southern Minnesota; six of these customers accounted for approximately 61% of the soymeal sold. Land O'Lakes/Farmland Feeds, LLC accounts for 29% of soymeal sold and Commodity Specialists Company accounts for 10% of soymeal sold. We sell soyflour to customers in the baking industry both domestically and for export.

         The refined soybean products industry is highly competitive. Major industry competitors include ADM, Cargill, Ag Processing, Inc., and Bunge. These and other competitors have acquired other processors and have expanded existing plants, or are proposing to construct new plants, both domestically and internationally. Price, transportation costs, services and product quality drive competition. We estimate that we have a market share of approximately 6% to 8% of the domestic refined soybean oil market and less than 3% of the domestic soybean crushing capacity.

         Soybeans are a commodity and their price can fluctuate significantly depending on production levels, demand for the refined products, and other supply and demand factors.


WHEAT MILLING

         In January 2002, we formed Horizon Milling, LLC with Cargill. We own 24% of Horizon Milling and Cargill owns the remaining 76%. Horizon Milling is the largest U.S. wheat miller. Our sales of wheat and durum to Horizon Milling during fiscal year 2002 were $114.4 million.

         We ceased operations at our Huron, Ohio mill prior to the formation of Horizon Milling and our facility lease expired on September 30, 2002. We are currently dismantling and negotiating for the sale of the milling equipment. The Processed Grains and Foods business segment established an impairment of approximately $6.5 million on the equipment during the fourth quarter of fiscal year 2002.


FOODS

         We have two primary areas of focus in the foods area: Ventura Foods, which produces oilseed based products such as margarine and salad dressing and of which we own 50%, and the production of Mexican foods such as tortillas, tortilla chips and entrees.

         VENTURA FOODS. Ventura Foods manufactures, packages, distributes and markets bulk margarine, salad dressings, mayonnaise, salad oils, syrups, soup bases and sauces, many of which utilize soybean oil as a primary ingredient. Approximately 20% of Ventura Food's volume, based on sales revenues, comes from products for which Ventura Foods owns the brand, and the remainder comes from products that it produces for third parties. A variety of Ventura Food's product formulations and processes are proprietary to it or its customers. Ventura Foods is the largest manufacturer of margarine in the U.S. and is a major producer of many other products.

         Ventura Foods has 13 manufacturing and distribution locations across the United States. It sources its raw materials, which consists primarily of soybean oil, canola oil, cottonseed oil, peanut oil and various ingredients and supplies, from various national suppliers, including our oilseed processing and refining operations. It sells the products it manufactures to third parties as a contract manufacturer, as well as directly to retailers, food distribution companies and large institutional food service companies. Ventura Foods' sales are approximately 65% in foodservice and the remainder split between retail and industrial customers who use edible oil products as ingredients in foods they manufacture for resale.

         Ventura Foods competes with a variety of large companies in the food manufacturing industry. Some of its major competitors are ADM, Cargill, Bunge, Unilever, ConAgra,ACH, Smuckers, Kraft, and CF Sauer.

         Ventura Foods was created in 1996 and at the time we owned 40% and Wilsey Foods, Inc., a majority owned subsidiary of Mitsui USA, Inc, owned 60%. In March 2000, Wilsey Foods, Inc. sold to us an additional 10% interest bringing our total equity investment in Ventura Foods to 50%. We account for the Ventura Foods investment under the equity method of accounting.

         MEXICAN FOODS. Since June 2000, we have acquired three regional producers of Mexican foods. Through our Mexican foods operations, we manufacture, package and distribute tortillas, tortilla chips and prepared frozen Mexican food products such as burritos and tamales. We sell these products under a variety of local and regional brand names and also produces private label products and co-packs for customers. The current operational focus is on integrating these disparate operations into a single business entity with consistent standards, systems and sales practices. We are also working to develop a national brand from our predominantly local and regional brand platforms.

         The tortilla and tortilla chip industry in the United States is comprised of a large number of small regional manufacturers and a few dominant manufacturers. We estimate that our Mexican foods operation has approximately a 1.5% share of the national tortilla market and less than a 1% share of the national tortilla chip market. On a national basis, the primary competitors are large chip and snack companies such as Frito Lay.


SUMMARY OPERATING RESULTS

         Summary operating results for the Processed Grains and Foods business segment for the fiscal years ended August 31, 2002, 2001 and 2000 are shown below:

                                                       2002                 2001                 2000
                                                   --------------        ------------         ------------
                                                                   (DOLLARS IN THOUSANDS)
Revenues:
   Net sales*................................  $       496,084        $      662,726       $    584,052
   Patronage dividends.......................              260                   339                100
   Other revenues............................           (1,469)                 (238)               (10)
                                                   --------------          -----------        ------------
Total revenues...............................          494,875               662,827            584,142
Cost of goods sold...........................          457,538               619,184            547,234
Marketing, general and administrative........           36,930                44,870             21,462
                                                   --------------          -----------        ------------
Operating earnings (losses) .................              407                (1,227)            15,446
Interest.....................................            9,514                13,026              9,851
Equity income from investments...............          (41,331)              (35,505)           (24,367)
                                                   --------------          -----------        ------------
Income before income taxes...................  $        32,224        $       21,252       $     29,962
                                                   ==============          ===========        ============

Total identifiable assets - August 31........  $       439,942        $      430,871       $    391,286
                                                   ==============          ===========        ============

* The sales decline in 2002 is primarily due to the contribution of our wheat milling business to Horizon Milling in January 2002. Since January 2002 earnings or losses from our interest in Horizon Milling are shown as equity income from investments.


                             PRICE RISK AND HEDGING

         Depending on the terms and conditions of the particular contract, we incur risks of carrying inventory, including risks related to price changes and performance (including delivery, quality, quantity and shipment period) whenever we enter into a commodity purchase commitment. We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

         To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. The crude oil and most of the grain and oilseed volume handled by us can be hedged. Some grains cannot be hedged because there are no futures for certain commodities. For those commodities, risk is managed through the use of forward sales and different pricing arrangements and to some extent cross-commodity futures hedging. While hedging activities reduce the risk of loss from changing market values of inventory, such activities also limit the gain potential which otherwise could result from changes in market prices of inventory. Our policy is to generally maintain hedged positions in grain. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. Hedging arrangements do not protect against nonperformance of a contract.

         When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional margin deposit (maintenance margin) would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.


                                    EMPLOYEES

         As of August 31, 2002, we had approximately 6,750 full and part-time employees, which included approximately 550 employees of NCRA. Of that total, approximately 2,180 were employed in the Energy segment, 2,260 in the Country Operations segment (not including an estimated 720 seasonal and temporary employees), 390 in the Grain Marketing segment, 970 in the Processed Grains and Foods business segment and 230 in corporate and administrative functions.

         In addition to those employed directly by us, many employees work directly for the joint ventures in which we have an ownership interest. All of the employees in the Agronomy segment and a portion of the Grain Marketing and Processed Grains and Foods segments are employed as such.

         Employees in certain areas are represented by collective bargaining agreements. Refinery workers in Laurel, Montana (233 employees), are represented by agreements with two unions (Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE) and Oil Basin Pipeliners Union (OBP)), for which agreements are in place through 2006 for PACE and under negotiation for OBP with anticipation of a successful resolution. The contracts covering the McPherson, Kansas refinery (254 employees in the PACE union) are also in place through 2006. There are approximately 160 employees in transportation and lubricant plant operations that are covered by collective bargaining agreements that expire at various times. Production workers in grain marketing operations (143 employees) are represented by agreements with four unions which expire at various times from 2003 through 2005. Finally, certain production workers in Oilseed Processing and Refining operations are subject to collective bargaining agreements with the American Federation of Grain Millers (126 employees) and the Pipefitters' Union (2 employees). Both of these contracts have expired and are currently being negotiated. We anticipate a successful resolution.


                        MEMBERSHIP AND AUTHORIZED CAPITAL


INTRODUCTION

         We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Patrons, and not CHS, are subject to income taxes on income from patronage. We are subject to income taxes on non-patronage sourced income. See "-- Tax Treatment" below.


DISTRIBUTION OF NET INCOME; PATRONAGE DIVIDENDS

         We are required by our organizational documents annually to distribute net earnings derived from patronage business with members, after payment of dividends on equity capital, to members on the basis of patronage, except that our board of directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business.

         These distributions, referred to as "patronage dividends," may be distributed in cash, patrons' equities, revolving fund certificates, securities of CHS or others or any combination designated by our board of directors. Since 1998, our board of directors has distributed patronage dividends in the form of 30% cash and 70% patrons' equities (see "-- Patrons' Equities" below). Our board of directors may change the mix in the form of the patronage dividends in the future. In making distributions, our board of directors may use any method of allocation as may, in its judgment, be reasonable and equitable. Patronage dividends distributed during the years ended August 31, 2002, 2001 and 2000 were $132.6 million ($40.1 million in cash), $86.4 million ($26.1 million in cash) and $59.1 million($17.9 million in cash), respectively.

PATRONS' EQUITIES

         Patrons' equities are in the form of a book entry and represent a right to receive cash when redeemed by us. Patrons' equities form part of our capital, do not bear interest and are not subject to redemption upon request of a member. Patrons' equities are redeemable only at the discretion of our board of directors and in accordance with the terms of a redemption policy adopted by our board of directors, which may be modified at any time without member consent. Our current policy is to redeem the equities of those members who were age 61 and older on June 1, 1998 when they reach the age of 72 and upon death. The current policy is also to redeem equities older than 10 years held by active members on a pro-rata basis as determined by our board of directors.

         Redemptions of patrons' and other equities, including equity participation units, during the years ended August 31, 2002, 2001 and 2000 were $31.1 million, $33.0 million and $28.7 million, respectively.


GOVERNANCE

         We are managed by a board of directors of at least 17 persons elected by our members at our annual meeting. Terms of directors are staggered so that no more than seven directors are elected in any year. Our board of directors is currently comprised of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of the members, except for the higher vote described under "-- Certain Antitakeover Measures" below.


MEMBERSHIP

         Our membership is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our board of directors may establish other qualifications for membership as it may from time to time deem advisable. As a membership cooperative, we do not require our members to purchase capital stock. We may issue equity or debt securities, on a patronage basis or otherwise, to our members, but unless authorized in our bylaws or by our board of directors, such securities are not entitled to any voting, membership or other rights to participate in our affairs and are not transferable without the prior consent of our board of directors. We have two classes of outstanding membership. Individual members are individuals or entities actually engaged in the production of agricultural products, including both natural persons and any legal entity owned or controlled by individual farmers or their families, such as joint ventures, corporations, partnerships, limited liability companies and other entities. Cooperative associations are associations of agricultural producers, either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act.


VOTING RIGHTS

         Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt security. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

         Members who are individuals are entitled to one vote. Individual members may exercise their voting power directly or through a patrons' association associated with a grain elevator, feed mill, seed plant or any other CHS facility (with certain historical exceptions) recognized by our board of directors. The number of votes of patrons' associations is determined under the same formula as cooperative association members.

         In December 2002, our members approved an amendment to our bylaws that eliminated the number of producers as a factor in determining the number of votes of cooperative association members and patrons' associations.

         Most matters submitted to a vote of our members require the approval of a majority of the votes cast at a meeting of our members, although the approval of not less than two-thirds of the votes cast at a meeting is required to approve a merger, consolidation, liquidation, dissolution, or the sale of all or substantially all of our assets.

DEBT AND EQUITY INSTRUMENTS

         We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons, but unless authorized in our bylaws or by our board of directors, such equities are not entitled to any voting, membership or other rights to participate in our affairs and are not transferable without the prior consent of our board of directors. In addition, debt or equity issued by us is subject to a first lien in favor of us for all indebtedness of the holder thereof to us. As of August 31, 2002, our outstanding capital included patrons' equities (consisting of capital equity certificates and non-patronage earnings certificates), 8% Preferred Stock and certain capital reserves. A best efforts offering of 8% Preferred Stock begun in late 2001 has been suspended after raising approximately $9.5 million in new capital.


DISTRIBUTION OF ASSETS UPON DISSOLUTION; MERGER AND CONSOLIDATION

         In the event of our dissolution, liquidation or winding, whether voluntary or involuntary, all debts and liabilities would be paid first according to their respective priorities. As more particularly provided in our bylaws, the remaining assets would be paid to the holders of equity capital to the extent of their interests and any excess would be paid to patrons on the basis of their past patronage. Our bylaws provide for the allocation among the members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.


CERTAIN ANTITAKEOVER MEASURES

         Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our board of directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a "hostile takeover," the amendment must be adopted by 80% of the total voting power of our members. The term "hostile takeover" is not further defined in the Minnesota cooperative law or our governing documents.


TAX TREATMENT

         Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Internal Revenue Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

         As a cooperative, we are not taxed on patronage paid to our members either in the form of equities or cash. Consequently, such amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified unit retains) are taxable to us when allocated. Upon redemption of any such non-qualified unit retains, the amount is deductible to us and taxable at the member level.

         Income derived by us from non-patronage sources is not entitled to the "single tax" benefit of Subchapter T and is taxed to us at corporate income tax rates.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected audited consolidated financial data for the three years ended
August 31, 2002, should be read in conjunction with our consolidated financial statements and notes to them included elsewhere in this prospectus.

                                                    YEARS ENDED AUGUST 31,                         THREE
                                 -------------------------------------------------------------     MONTHS          YEAR
                                                                                                   ENDED          ENDED
                                                                                                 AUGUST 31,       MAY 31,
                                     2002            2001           2000            1999           1998(1)         1998
                                 --------------  -------------- --------------  -------------- -------------- --------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT FOR RATIOS)
Income Statement Data:
Revenues:
   Net sales...................   $  7,731,867   $   7,753,012  $   8,497,850   $   6,381,334  $   1,531,124  $   8,410,030
   Patronage dividends.........          3,885           5,977          5,494           5,876          5,111         70,387
   Other revenues..............        109,459         116,254         97,471          81,180         17,706         85,127
                                   ------------   -------------  -------------   -------------  -------------  -------------
                                     7,845,211       7,875,243      8,600,815       6,468,390      1,553,941      8,565,544
   Cost of goods sold..........      7,513,369       7,470,203      8,300,494       6,193,287      1,475,407      8,209,448
   Marketing, general
     and administrative........        187,292         184,046        155,266         152,031         34,998        126,061
                                   ------------   -------------  -------------   -------------  -------------  -------------
   Operating earnings                  144,550         220,994        145,055         123,072         43,536        230,035
   Interest....................         42,455          61,436         57,566          42,438         12,311         34,620
   Equity (income) loss from
     investments...............        (58,133)        (28,494)       (28,325)        (22,363)         9,142         (8,381)
   Minority interests..........         15,390          35,098         24,546          10,017          3,252          6,880
                                   ------------   -------------  -------------   -------------  -------------  -------------
Income before income taxes.....        144,838         152,954         91,268          92,980         18,831        196,916
Income taxes...................         18,700         (25,600)         3,880           6,980          2,895         19,615
                                   ------------   -------------  -------------   -------------  -------------  -------------
Net income.....................   $    126,138   $     178,554  $      87,388   $      86,000  $      15,936  $     177,301
                                   ============   =============  =============   =============  =============  =============

Balance Sheet Data
 (at end of period):
   Working capital.............   $    249,115   $     305,280  $     214,223   $     219,045  $     284,452  $     235,721
   Net property, plant and
     equipment.................      1,057,421       1,023,872      1,034,768         968,333        915,770        868,073
   Total assets................      3,481,727       3,057,319      3,172,680       2,787,664      2,469,103      2,436,515
   Long-term debt, including
     current maturities........        572,124         559,997        510,500         482,666        456,840        378,408
   Total equities..............      1,289,638       1,261,153      1,164,426       1,117,636      1,065,877      1,029,973
Ratio of earnings to fixed
   charges and preferred
   dividends(2)                           3.4x            3.4x           2.6x            2.5x           2.4x           4.4x

------------------

(1)      Reflects our change in fiscal year end from May 31 to August 31.

(2) For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

         The selected financial statement information below has been derived from our five business segments, and Corporate and Other, for the fiscal years ended August 31, 2002, 2001 and 2000. The intracompany sales between segments were $683.8 million, $782.5 million and $718.2 million for the fiscal years ended August 31, 2002, 2001 and 2000, respectively.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                                 ---------------------------------------------  --------------------------------------------
                                                   AGRONOMY                                       ENERGY
                                 ---------------------------------------------  --------------------------------------------
                                     2002            2001           2000            2002           2001           2000
                                 --------------  -------------- --------------  -------------- -------------- --------------
                                                                    (DOLLARS IN THOUSANDS)
Revenues:
   Net sales...................                                 $     808,659   $   2,657,689  $   2,781,243  $   2,959,622
   Patronage dividends.........   $        (89)  $         196            224             458            712            311
   Other revenues..............                                         5,817           6,392          4,036          2,792
                                   ------------   -------------  -------------   -------------  -------------  -------------
Total revenues.................            (89)            196        814,700       2,664,539      2,785,991      2,962,725
Cost of goods sold.............                                       764,744       2,489,352      2,549,099      2,862,715
Marketing, general
   and administrative..........          8,957           8,503         20,832          66,731         48,432         43,332
                                   ------------   -------------  -------------   -------------  -------------  -------------
Operating (losses) earnings             (9,046)         (8,307)        29,124         108,456        188,460         56,678
Interest.......................         (1,403)         (4,529)        (3,512)         16,875         25,097         27,926
Equity (income) loss from
   investments.................        (13,425)         (7,360)         4,336           1,166          4,081           (856)
Minority interests.............                                                        14,604         34,713         24,443
                                   ------------   -------------  -------------   -------------  -------------  -------------
Income before income taxes.....   $      5,782   $       3,582  $      28,300   $      75,811  $     124,569  $       5,165
                                   ============   =============  =============   =============  =============  =============
Total identifiable assets -       $    242,015   $     230,051  $     228,277   $   1,305,828  $   1,154,036  $   1,379,019
August 31......................    ============   =============  =============   =============  =============  =============


                                 ---------------------------------------------  --------------------------------------------
                                              COUNTRY OPERATIONS                              GRAIN MARKETING
                                 ---------------------------------------------  --------------------------------------------
                                     2002            2001           2000            2002           2001           2000
                                 --------------  -------------- --------------  -------------- -------------- --------------
                                                                    (DOLLARS IN THOUSANDS)
Revenues:
   Net sales...................   $  1,474,553   $   1,577,268  $   1,409,892   $   3,787,322  $   3,514,314  $   3,453,807
   Patronage dividends.........          2,572           3,683          3,830             497            840            861
   Other revenues..............         80,789          80,479         68,436          21,902         22,964         15,440
                                   ------------   -------------  -------------   -------------  -------------  -------------
Total revenues.................      1,557,914       1,661,430      1,482,158       3,809,721      3,538,118      3,470,108
Cost of goods sold.............      1,471,422       1,569,884      1,404,120       3,778,838      3,514,575      3,439,863
Marketing, general
   and administrative..........         47,995          53,417         44,136          22,213         22,396         21,412
                                   ------------   -------------  -------------   -------------  -------------  -------------
Operating earnings                      38,497          38,129         33,902           8,670          1,147          8,833
Interest.......................         13,851          15,695         12,782           4,807          8,144          8,701
Equity income from
   investments.................           (283)           (246)        (1,007)         (4,257)        (4,519)        (6,452)
Minority interests.............            786             385            103
                                   ------------   -------------  -------------   -------------  -------------  -------------
Income (loss) before income       $     24,143   $      22,295  $      22,024   $       8,120  $      (2,478) $       6,584
   taxes.......................    ===========    ============   ============    ============   ============   ============
Total identifiable assets -       $    799,711   $     679,053  $     660,358   $     481,232  $     345,696  $     321,813
August 31......................    ===========    ============   ============    ============   ============   ============

                                 ---------------------------------------------  --------------------------------------------
                                          PROCESSED GRAINS AND FOODS                        CORPORATE AND OTHER
                                 ---------------------------------------------  --------------------------------------------
                                     2002            2001           2000            2002           2001           2000
                                 --------------  -------------- --------------  -------------- -------------- --------------
                                                                    (DOLLARS IN THOUSANDS)
Revenues:
   Net sales...................   $    496,084   $     662,726  $     584,052
   Patronage dividends.........            260             339            100   $         187  $         207  $         168
   Other revenues..............         (1,469)           (238)           (10)          1,845          9,013          4,996
                                   ------------   -------------  -------------   -------------  -------------  -------------
Total revenues.................        494,875         662,827        584,142           2,032          9,220          5,164
Cost of goods sold.............        457,538         619,184        547,234
Marketing, general
   and administrative..........         36,930          44,870         21,462           4,466          6,428          4,092
                                   ------------   -------------  -------------   -------------  -------------  -------------
Operating earnings (losses)                407          (1,227)        15,446          (2,434)         2,792          1,072
Interest.......................          9,514          13,026          9,851          (1,189)         4,003          1,818
Equity (income) loss from
   investments.................        (41,331)        (35,505)       (24,367)             (3)        15,055             21
                                   ------------   -------------  -------------   -------------  -------------  -------------
Income (loss) before income       $     32,224   $      21,252  $      29,962   $      (1,242) $     (16,266) $        (767)
taxes..........................   =============   =============  =============   =============  =============  =============
Total identifiable assets -       $    439,942   $     430,871  $     391,286   $     212,999  $     217,612  $     191,927
August 31......................   =============   =============  =============   =============  =============  =============


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         We are one of the nation's leading integrated agricultural companies. As a cooperative, we are owned by farmers, ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from, and provide products and services to members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grains and oilseeds, grain and oilseed processing, and food products.

         We have five distinct business segments: Agronomy, Energy, Country Operations, Grain Marketing and Processed Grains and Foods. Summary data for each of these segments for the fiscal years ended August 31, 2002, 2001 and 2000 is shown on prior pages.

         Many of our businesses are highly seasonal. Due to this, operating income will vary throughout the year, but overall revenues remain fairly constant, partly because we do not consolidate revenues in the Agronomy segment as explained below. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Certain business segments are subject to varying seasonal fluctuations. For example, Agronomy and Country Operations segments experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. The Grain Marketing segment, as well, is somewhat subject to fluctuations in revenue and earnings based on producer harvests. Our Energy segment generally experiences higher revenues and profitability in certain operating areas, such as refined products, in the summer when gasoline and diesel usage is highest. Other energy products, such as propane, experience higher revenues and profitability during the winter heating season.

         While our sales and operating income are derived from businesses and operations which are wholly-owned and majority-owned, a portion of business operations are conducted through companies in which we hold ownership interests of 50% or less. We account for these investments primarily using the equity method of accounting, wherein we record as equity income from investments our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our consolidated statements of operations. These investments principally include our 25% ownership in Agriliance, LLC (Agriliance), our 50% ownership in TEMCO, LLC, our 50% ownership in United Harvest, LLC, our 24% ownership in Horizon Milling, LLC (Horizon) and our 50% ownership in Ventura Foods, LLC (Ventura).

RESULTS OF OPERATIONS


         COMPARISON OF THE YEARS ENDED AUGUST 31, 2002 AND 2001

         NET INCOME. Consolidated net income for the year ended August 31, 2002 was $126.1 million compared to $178.6 million for the year ended August 31, 2001, which represents a $52.5 million (29%) decrease. This decrease in profitability is primarily attributable to a tax benefit of $34.2 million in the prior year and decreased earnings in our Energy segment compared to the year ended August 31, 2001.

         NET SALES. Consolidated net sales of $7.7 billion for the year ended August 31, 2002 decreased $21.1 million compared to the year ended August 31, 2001.

         Energy net sales of $2.6 billion decreased $119.1 million (4%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Sales for the year ended August 31, 2002 and 2001 were $2,657.7 million and $2,781.2 million, respectively. We eliminated all intracompany sales from the Energy segment to the Country Operations segment of $67.4 million and $71.8 million for the years ended August 31, 2002 and 2001, respectively. Prior to December 31, 2000 we consolidated the business activity of Cooperative Refining LLC (CRLLC), a refining joint venture into the Energy segment. We held a 58% interest in CRLLC, which was dissolved effective December 31, 2000. The decrease in Energy sales is primarily due to this dissolution. The decrease was partially offset by an increase in refined fuel sales that were not part of CRLLC, which consisted of a 49% increase in volume, which was partially offset by a sales price decrease of $0.21 per gallon compared to the year ended August 31, 2001. The average sales price of propane decreased by $0.21 per gallon, which was partially offset by a volume increase of 28% compared to the year ended August 31, 2001. Refined fuels and propane volume increases were primarily a result of acquisitions, with the most substantial acquisition taking place in November 2001, when we purchased for $39.0 million, the wholesale energy business of Farmland Industries, Inc. (Farmland), as well as all interest in Country Energy, LLC a joint venture formerly with Farmland.

         Country Operations farm supply sales of $612.5 million decreased by $51.3 million (8%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. The decrease is primarily due to a reduction in the average retail sales price of energy products compared to the prior year.

         Company-wide grain and oilseed net sales of $4.0 billion increased $315.7 million (8%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Sales for the year ended August 31, 2002 were $3,787.3 million and $862.0 million from Grain Marketing and Country Operations segments, respectively. Sales for the year ended August 31, 2001 were $3,514.3 million and $913.4 million from Grain Marketing and Country Operations segments, respectively. We eliminated all intracompany sales from the Country Operations segment to the Grain Marketing segment, of $615.8 million and $709.9 million, for the years ended August 31, 2002 and 2001, respectively. The net increase in sales was primarily due to an increase of $0.60 (20%) per bushel in the average sales price of all grain and oilseed marketed by us, which was partially offset by a decrease in grain volume of 9% compared to the prior year.

         Processed Grains and Foods segment net sales of $495.5 million decreased $166.4 million (25%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Intracompany sales between segments were eliminated. The decrease in sales is primarily due to the formation of Horizon, a wheat flour milling and processing joint venture that was formed in January 2002. After that date, we accounted for operating results of Horizon under the equity method of accounting. We have a 24% interest in Horizon, and Cargill, Incorporated (Cargill) has a 76% interest. We are leasing five mills and related equipment to Horizon.

         PATRONAGE DIVIDENDS. Patronage dividends received of $3.9 million decreased $2.1 million (35%) during the year ended August 31, 2002 compared to the year ended August 31, 2001, primarily due to reduced patronage dividends from cooperatives.

         OTHER REVENUES. Other revenues of $109.5 million decreased $6.8 million (6%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. The most significant changes were within the Energy segment, and Corporate and Other compared to the prior year.

         COST OF GOODS SOLD. Cost of goods sold of $7.5 billion increased $43.2 million (1%) during the year ended August 31, 2002, compared to the year ended August 31, 2001. The cost of all grains and oilseed procured by us through our Grain Marketing and Country Operations segments increased 9% compared to the year ended August 31, 2001 primarily due to a $0.59 (20%) average cost per bushel increase, which was partially offset by a 9% decrease in volume. This increase was partially offset by decreases in cost of goods sold in the Processed Grains and Foods, Country Operations and Energy segments. Processed Grains and Foods segment cost of goods sold decreased by 26% compared to the year ended August 31, 2001, primarily due to the formation of Horizon, as previously described. Country Operations segment farm supply cost of goods sold decreased by 9% during the year ended August 31, 2002 compared to the prior year primarily due to the reduced cost of energy products. The Energy segment cost of goods sold decreased by 2% during the year ended August 31, 2002 compared to the prior year, primarily due to the dissolution of CRLLC, as previously discussed. However, the volumes of refined fuels that were not associated with the dissolution of CRLLC increased by 49%, which was partially offset by an average cost decrease of $0.18 per gallon compared to the year ended August 31, 2001. The average cost of propane decreased by $0.19 per gallon, which was partially offset by a 28% volume increase compared to the prior year. These volume increases were primarily the result of acquisitions.

         MARKETING, GENERAL AND ADMINISTRATIVE. Marketing, general and administrative expenses of $187.3 million for the year ended August 31, 2002 increased by $3.2 million (2%) compared to the year 21 ended August 31, 2001. The net increase is primarily due to additional expenses resulting from Energy segment acquisitions, which was partially offset by reduced expenses within the Processed Grains and Foods segment due to the formation of Horizon described earlier.

         INTEREST. Interest expense of $42.5 million for the year ended August 31, 2002 decreased by $19.0 million (31%) compared to the year ended August 31, 2001. The average level of short-term borrowings decreased 24% and the average short-term interest rate decreased 3.6% during the year ended August 31, 2002 compared to the prior year. The net decrease in interest expense from short-term borrowings was partially offset by an increase due to an additional $80.0 million of long-term debt from a private placement, of which $25.0 million and $55.0 million were issued in January and March 2001, respectively.

         EQUITY INCOME FROM INVESTMENTS. Equity income from investments of $58.1 million for the year ended August 31, 2002 increased by $29.6 million (104%) compared to the year ended August 31, 2001. The increase was primarily attributable to decreased losses from Corporate and Other technology investments of $15.1 million that were dissolved. In addition, earnings from Agronomy, and Processed Grains and Foods segments investments increased in fiscal year 2002 by $6.1 million and $5.8 million, respectively compared to the prior year.

         MINORITY INTERESTS. Minority interests of $15.4 million for the year ended August 31, 2002 decreased by $19.7 million (56%) compared to the year ended August 31, 2001. The change in minority interests during the year ended August 31, 2002 compared to the prior year was primarily a result of less profitable operations within our majority-owned subsidiaries and the dissolution of CRLLC. Substantially all minority interests relate to National Cooperative Refinery Association (NCRA) an approximately 74.5% owned subsidiary.

         INCOME TAXES. Income tax expense of $18.7 million for the year ended August 31, 2002 compares to a tax benefit of $25.6 million for the year ended August 31, 2001, resulting in effective tax rates of a 12.9% expense and a 16.7% benefit, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2002 and 2001. An income tax benefit of $34.2 million for the year ended August 31, 2001 resulted from a change in the tax rate applied to our cumulative temporary differences between income for financial statement purposes and income used for tax reporting purposes. Our calculation of our patronage distribution using earnings for financial statement purposes rather than tax basis earnings prompted the rate change. We recorded income tax expense of $18.7 million for the year ended August 31, 2002, which compares to $8.6 million for the year ended August 31, 2001, exclusive of the $34.2 million benefit related to the change in patronage determination described above. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

         COMPARISON OF THE YEARS ENDED AUGUST 31, 2001 AND 2000


         NET INCOME. Our consolidated net income of $178.6 million for the year ended August 31, 2001 represents a $91.2 million (104%) increase compared to the year ended August 31, 2000. This net increase in profitability is primarily attributable to an increase in income from our Energy segment, which was partially offset by decreases from the Agronomy and Grain Marketing segments, and Corporate and Other.

         NET SALES. Consolidated net sales of $7.8 billion for the year ended August 31, 2001 represent a $744.8 million (9%) decrease compared to the year ended August 31, 2000.

         We did not record Agronomy sales during the year ended August 31, 2001 compared to sales of $768.4 million net of intracompany elimination of $40.3 million from the Agronomy segment to the Country Operations segment for the year ended August 31, 2000. During 2000, we exchanged our agronomy operations for an ownership interest in Agriliance, LLC, owned indirectly through United Country Brands, LLC. As of July 31, 2000, we recorded results of our 25% ownership in Agriliance, LLC on the equity method, and as such, income or losses are reflected in equity income from investments.

         Energy net sales of $2.7 billion decreased $194.5 million (7%) during the year ended August 31, 2001 compared to the year ended August 31, 2000. Sales for the years ended August 31, 2001 and 2000 were $2,781.2 million and $2,959.6 million, respectively. We eliminated all intracompany sales from the Energy segment to the Country Operations segment of $71.8 million and $55.7 million for the years ended August 31, 2001 and 2000, respectively. The decrease is primarily attributable to a net volume decrease compared to the year ended August 31, 2000 due to the dissolution of CRLLC effective December 31, 2000. We owned 58% of CRLLC through our ownership in NCRA and therefore consolidated CRLLC business activity up to the time of dissolution. The decrease related to the dissolution was partially offset by an increase in refined fuels that were not part of CRLLC of $0.12 per gallon in the average sales price and 2% in volume compared to the year ended August 31, 2000. In addition, propane volumes increased by 39% and the average sales price of propane increased by $0.21 per gallon compared to the year ended August 31, 2000.

         Country Operations farm supply sales of $663.9 million increased $73.0 million (12%) for the year ended August 31, 2001 compared to the year ended August 31, 2000. The net increase is primarily attributable to average sales price increases in agronomy and energy products and additional volumes from acquisitions.

         Company-wide grain and oilseed net sales of $3.7 billion increased $67.0 million (2%) during the year ended August 31, 2001 compared to the year ended August 31, 2000. Sales for the year ended August 31, 2001 were $3,514.3 million and $913.4 million from Grain Marketing and Country Operations segments, respectively. Sales for the year ended August 31, 2000 were $3,453.8 million and $819.0 million from Grain Marketing and Country Operations segments, respectively. We eliminated all intracompany sales from the Country Operations segment to the Grain Marketing segment of $709.9 million and $622.0 million for the years ended August 31, 2001 and 2000, respectively. This increase in sales was primarily due to an increase of $0.06 (2%) per bushel in the average sales price while volumes were essentially unchanged on all grain and oilseed marketed by us compared to the prior year.

         Processed Grains and Foods segment net sales of $661.9 million increased $78.1 million (12%) for the year ended August 31, 2001 compared to the year ended August 31, 2000. Intracompany sales between segments were eliminated. This increase is primarily due to foods acquisitions, which increased sales by $47.3 million compared to the prior year. In addition, sales of processed wheat increased by $22.6 million compared to the prior year, primarily due to increased volumes from the acquisition of a wheat mill in April 2000 and an increase in the average sales price of all wheat products. Sales of processed oilseed increased by $8.8 million primarily due to volume and price increases compared to the prior year.

         OTHER REVENUES. Other revenues of $116.3 million increased $18.8 million (19%) for the year ended August 31, 2001 compared to the year ended August 31, 2000. The most significant increases were within the Country Operations and Grain Marketing segments. These increases were partially offset by a prior year gain of $7.4 million from the sale of 1.455% of our economic interest in Agriliance, LLC which was recorded in March 2000 in the Agronomy segment.

         COST OF GOODS SOLD. Cost of goods sold of $7.5 billion decreased $830.3 million (10%) during the year ended August 31, 2001 compared to the year ended August 31, 2000. The decrease was primarily attributable to the impact of recording our share of our agronomy operations on the equity method in 2001 as previously discussed, which caused a reduction in cost of goods sold of $764.7 million compared to the year ended August 31, 2000. In addition, during the year ended August 31, 2001 the cost of goods sold of the Energy segment decreased by 11% primarily due to a decrease in volume as a result of the dissolution of CRLLC. The decrease was partially offset by volume and price increases on refined fuels purchases that were not part of CRLLC, and propane products. The cost of all grain and oilseed procured by us through our Grain Marketing and Country Operations segments increased 2% compared to the previous year end primarily due to a $0.06 (2%) cost per bushel increase with volumes remaining essentially unchanged. Country Operations segment farm supply cost of goods sold increased by 14% during the year ended August 31, 2001 compared to the year ended August 31, 2000, primarily due to cost increases in agronomy and energy products and higher volumes due to acquisitions. Cost of goods sold within the Processed Grains and Foods segment increased by 13% due to volume increases primarily as a result of acquisitions.

         MARKETING, GENERAL AND ADMINISTRATIVE. Marketing, general and administrative expenses of $184.0 million for the year ended August 31, 2001 increased by $28.7 million (19%) compared to the year ended August 31, 2000. This increase is primarily due to increases in expenses within the Processed Grains and Foods segment of $23.4 million, which is primarily due to additional expenses of $12.9 million related to acquisitions and a loss on assets held for disposal of $7.5 million related to the closing of a wheat mill compared to the prior year. In addition, expenses within the Country Operations segment increased by $9.3 million primarily due to acquisitions. These increases were partially offset by a decrease in expenses of $12.3 million in the Agronomy segment.

         INTEREST. Interest expense of $61.4 million for the year ended August 31, 2001 increased by $3.8 million (7%) compared to the year ended August 31, 2000. The average level of short-term borrowings increased 11% and the average short-term interest rate decreased 0.55% during the year ended August 31, 2001 compared to the previous year. Interest expense also increased due to an additional $80.0 million of long-term debt from a private placement of which $25.0 million and $55.0 million were issued in January and March 2001, respectively.

         EQUITY INCOME FROM INVESTMENTS. Equity income from investments of $28.5 million for the year ended August 31, 2001 increased by $0.2 million (1%) compared to the year ended August 31, 2000. The increase was primarily attributable to increases in earnings from investments within the Agronomy and Processed Grains and Foods segments of $11.7 million and $11.1 million, respectively, during the year ended August 31, 2001 compared to the prior year. We record our 25% share of our Agronomy segment investment in Agriliance, LLC on the equity method as previously discussed. The net increase was partially offset by losses from technology investments of $15.1 million and decreased earnings of $4.9 million and $1.9 million from Energy and Grain Marketing segment investments, respectively.

         MINORITY INTERESTS. Minority interests of $35.1 million for the year ended August 31, 2001 increased by $10.6 million (43%) compared to the year ended August 31, 2000. Substantially all minority interests were related to NCRA. This net change in minority interests was reflective of more profitable operations within our majority-owned subsidiaries during the year ended August 31, 2001 compared to the previous year.

         INCOME TAXES. An income tax benefit of $25.6 million for the year ended August 31, 2001 compares to expense of $3.9 million for the year ended August 31, 2000 resulting in effective tax rates of 16.7% benefit and 4.3% expense, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2001 and 2000. An income tax benefit of $34.2 million for the year ended August 31, 2001 resulted from a change in the tax rate applied to our cumulative temporary differences between income for financial statement purposes and income used for tax reporting purposes. Our change in the calculation of our patronage distribution using earnings for financial statement purposes rather than tax basis earnings prompted the rate change. We recorded an income tax expense of $8.6 million and $3.9 million for the years ended August 31, 2001 and 2000 excluding the effects of the adjustment. The income taxes and effective tax rates vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

LIQUIDITY AND CAPITAL RESOURCES


         CASH FLOWS FROM OPERATIONS

         Our operating activities used net cash of $41.7 million during the year ended August 31, 2002. Net income of $126.1 million and net non-cash expenses of $62.4 million were offset by increased working capital requirements of $230.2 million. This increase in working capital requirements is primarily due to stronger commodity prices.

         Our operating activities provided net cash of $252.8 million during the year ended August 31, 2001. Net income of $178.6 million, net non-cash expenses of $50.5 million and decreased working capital requirements of $23.7 million provided this net cash from operating activities.

         Our operating activities provided net cash of $128.4 million during the year ended August 31, 2000. Net income of $87.4 million and net non-cash expenses of $79.7 million were partially offset by increased working capital requirements of $38.7 million.


         CASH FLOWS FROM INVESTING ACTIVITIES

         For the years ended August 31, 2002, 2001 and 2000, the net cash flows used in our investing activities totaled $141.8 million, $69.1 million and $184.9 million, respectively.

         The acquisition of property, plant and equipment comprised the primary use of cash totaling $140.2 million, $97.6 million and $153.8 million for the years ended August 31, 2002, 2001 and 2000, respectively. For the year ended August 31, 2003 we expect to spend approximately $216.8 million for the acquisition of property, plant and equipment, which includes $57.0 million of expenditures for the construction of an oilseed processing facility in Fairmont, Minnesota. Total expenditures related to the construction of the facility are projected to be approximately $90.0 million, of which $22.9 million was used for construction through the year ended August 31, 2002. Capital expenditures primarily related to the Environmental Protection Agency low sulfur fuel regulations required by 2006, are expected to be approximately $340.0 million in total for our Laurel, Montana and NCRA's McPherson, Kansas refineries over the next four years. It is expected that over 80% of the costs will be incurred at NCRA.

         Investments made during the years ended August 31, 2002, 2001 and 2000 totaled $6.2 million, $14.2 million and $35.3 million, respectively. Investments during the year ended August 31, 2000 included the purchase of an additional 10% interest in Ventura Foods, LLC, our foods joint venture, for $25.6 million. We have a 50% interest in that joint venture.

         Acquisitions of intangibles were $29.5 million, $7.3 million and $26.5 million for the years ended August 31, 2002, 2001 and 2000, respectively. During the year ended August 31, 2002, $26.4 million of the acquisitions of intangibles were related to the purchase of Farmland's interest in our wholesale energy business, as previously discussed, and represents trademarks, tradenames and non-compete agreements. During the previous two years, the intangibles resulted primarily from the purchase of Rodriguez Festive Foods, Inc. in fiscal 2001 and the purchase of Sparta Foods, Inc. and the wholesale propane marketing business of Williams Energy Marketing and Trading Company in fiscal 2000.

         During the year ended August 31, 2002 the changes in notes receivable resulted in a decrease of $22.0 million primarily from related party notes receivables at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company. During the years ended August 31, 2001 and 2000 the changes in notes receivable resulted in increases of $0.5 million and $0.6 million, respectively.

         Distributions to minority owners for the years ended August 31, 2002, 2001 and 2000 were $7.4 million, $19.3 million and $21.1 million, respectively, and were primarily related to NCRA. For the years ended August 31, 2001 and 2000, NCRA's distributions also included the distributions made by CRLLC.

         Partially offsetting cash outlays in investing activities were proceeds from the disposition of property, plant and equipment of $20.2 million, $35.3 million and $7.7 million for the years ended August 31, 2002, 2001 and 2000, respectively. During the year ended August 31, 2002, the proceeds were primarily from disposals of propane plants in the Energy segment and of non-strategic agri-operations locations in the Country Operations segment. During the year ended August 31, 2001, the proceeds were primarily from the disposal of feed plants and other assets in the Country Operations segment. Also partially offsetting cash usages were distributions received from joint ventures and investments totaling $44.0 million, $31.8 million and $43.9 million for the years ended August 31, 2002, 2001 and 2000, respectively.


         CASH FLOWS FROM FINANCING ACTIVITIES

         We finance our working capital needs through short-term lines of credit with a syndication of banks. In May 2002, we renewed our 364-day credit facility of $550.0 million committed. In addition to these lines of credit, we have a 364-day credit facility dedicated to NCRA, with a syndication of banks in the amount of $30.0 million committed. On August 31, 2002 and 2001, we had total short-term indebtedness outstanding on these various facilities and other short-term notes payable totaling $332.5 million and $97.2 million, respectively. The increase from 2001 to 2002 is primarily due to increases in inventories in the Grain Marketing and Energy segments related to higher grain prices and the purchase of Farmland's wholesale energy business, discussed previously.

         In June 1998, we established a five-year revolving credit facility with a syndication of banks, with $200.0 million committed. On August 31, 2002 and 2001 we had outstanding balances on this facility of $75.0 million and $45.0 million, respectively. The outstanding balance on August 31, 2002 includes $30.0 million, which was drawn during the first quarter of the fiscal year.

         We have financed our long-term capital needs in the past, primarily for the acquisition of property, plant and equipment, with long-term agreements through the banks for cooperatives. In June 1998, we established a long-term credit agreement through the banks for cooperatives. This facility committed $200.0 million of long-term borrowing capacity to us, with repayments through fiscal year 2009. The amount outstanding on this credit facility was $144.3 million and $150.9 million on August 31, 2002 and 2001, respectively. Repayments of $6.6 million were made on this facility during each of the years ended August 31, 2002 and 2001.

         Also in June 1998, we issued a private placement with several insurance companies for long-term debt in the amount of $225.0 million. Repayments will be made in equal annual installments of $37.5 million each in the years 2008 through 2013.

         In January 2001, we entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of $25.0 million will be repaid in equal annual installments of approximately $3.6 million, in the years 2005 through 2011. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million note will be repaid in equal annual installments of approximately $7.9 million, in the years 2005 through 2011.

         We, through NCRA, had revolving term loans outstanding of $18.0 million and $21.0 million for the years ended August 31, 2002 and 2001, respectively. Repayments of $3.0 million were made during each of the years ended August 31, 2002 and 2001.

         On August 31, 2002, we had total long-term debt outstanding of $572.1 million, of which $255.0 million was bank financing, $305.0 million was private placement proceeds and $12.1 million was industrial development revenue bonds, capitalized leases and other notes and contracts payable. On August 31, 2001, we had long-term debt outstanding of $560.0 million. The aggregate amount of long-term debt payable as of August 31, 2002 was as follows (dollars in thousands):

                      2002                                  $      89,032
                      2003                                         15,079
                      2004                                         34,511
                      2005                                         34,938
                      2006                                         41,709
                      Thereafter                                  356,855
                                                            --------------
                                                            $     572,124
                                                            ==============

         During the years ended August 31, 2002, 2001 and 2000, we borrowed on a long-term basis $30.0 million, $116.9 million and $49.9 million, respectively, and during the same periods repaid long-term debt of $18.0 million, $67.4 million and $22.5 million, respectively.

         On October 18, 2002 (fiscal year 2003) we entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and will be repaid in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and will be repaid in equal semi-annual installments of approximately $4.6 million during fiscal years 2012 through 2018.

         In accordance with our bylaws and by action of our board of directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Effective September 1, 2000, patronage refunds are calculated based on earnings for financial statement purposes rather than based on amounts reportable for federal income tax purposes as had been our practice prior to this date. This change was authorized through a bylaw amendment at our annual meeting on December 1, 2000. The patronage earnings from the fiscal year ended August 31, 2001 were distributed in January 2002. The cash portion of this distribution, deemed by our board of directors to be 30% was $40.1 million. During the years ended August 31, 2001 and 2000, we distributed cash patronage of $26.1 million and $17.9 million, respectively.

         Cash patronage for the year ended August 31, 2002, deemed by our board of directors to be 30% and to be distributed in fiscal year 2003, is expected to be approximately $27.9 million and is classified as a current liability on the August 31, 2002 consolidated balance sheet.

         The current equity redemption policy, as authorized by our board of directors, allows for the redemption of capital equity certificates held by inactive direct members and patrons and active direct members and patrons at age 72 or death that were of age 61 or older on June 1, 1998. For active direct members and patrons who were of age 60 or younger on June 1, 1998, and member cooperatives, equities older than 10 years will be redeemed annually based on a pro rata formula where the numerator is dollars available for such purpose as determined by our board of directors, and the denominator is the sum of the patronage certificates older than 10 years held by such eligible members and patrons. For the years ended August 31, 2002, 2001 and 2000, we redeemed patronage related equities in accordance with authorization from our board of directors in the amounts of $31.1 million, $18.7 million and $28.7 million, respectively. Total redemptions related to the year ended August 31, 2002, to be distributed in fiscal year 2003, are expected to be approximately $28.6 million and are classified as a current liability on the August 31, 2002 consolidated balance sheet.

         During the year ended May 31, 1997, we offered securities in the form of Equity Participation Units (EPUs) in our Wheat Milling and Oilseed Processing and Refining Defined Business Units. These EPUs gave the holder the right and obligation to deliver to us a stated number of bushels in return for a pro rata share of the undiluted grain based patronage earnings of these respective Defined Business Units. The offering resulted in the issuance of such equity with a stated value of $13,870,000 and generated additional capital and cash of $10,837,000, after issuance cost and conversion privileges. Conversion privileges allowed a member to elect to use outstanding patrons' equities for the payment of up to one-sixth the purchase price of the EPUs. During 2001, our board of directors adopted a resolution to issue, at no charge, to each Defined Member of the Oilseed Processing and Refining Defined Business Unit an additional 1/4 Equity Participation Unit (EPU) for each EPU held, due to increased crush volume.

         In August 2001, the our board of directors approved and consummated a plan to end the Defined Investment Program. We redeemed all of the EPUs and allocated the assets of the Oilseed Processing and Refining and Wheat Milling Defined Business Units to us as provided in the plan. Due to loss carry-forwards incurred by the Wheat Milling Defined Business Unit the plan also provided for the cancellation of all outstanding Preferred Capital Certificates issued to the EPU holders, totaling $0.2 million. The plan further provided to the Oilseed Processing Defined Member EPU holders for the redemption of all outstanding Preferred Capital Certificates issued and a 100% cash distribution during 2002 for the patronage refunds earned for the fiscal year ended August 31, 2001.

         Our board of directors authorized the sale and issuance of up to 50,000,000 shares of 8% Preferred Stock at a price of $1.00 per share. We filed a registration statement on Form S-2 with the Securities and Exchange Commission registering the Preferred Stock. The registration statement was declared effective on October 31, 2001 and sales of the Preferred Stock were $9.3 million through August 31, 2002. Expenses related to the issuance of the Preferred Stock were $3.4 million through the same period. Sales of the preferred shares have been suspended.


OFF BALANCE SHEET FINANCING ARRANGEMENTS


         LEASE COMMITMENTS

         We have commitments under operating leases for various refinery, manufacturing and transportation equipment, rail cars, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases.

         Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income for the years ended August 31, 2002, 2001 an 2000 was $30.2 million, $35.5 million and $38.0 million, respectively.

         Minimum future lease payments, required under noncancellable operating leases as of August 31, 2002, were as follows:

                                                                 TOTAL
                                                              (DOLLARS IN
                                                               MILLIONS)
         2003...................................              $     33.0
         2004...................................                    24.2
         2005...................................                    16.0
         2006...................................                     8.9
         2007...................................                     5.1
         Thereafter.............................                     4.8
                                                                 --------
         Total minimum future
         lease payments.........................              $     92.0
                                                                 ========


         GUARANTEES

         We are a guarantor for lines of credit for related companies totaling up to $86.2 million, of which $45.1 million was outstanding as of August 31, 2002. Our bank covenants allow maximum guarantees of $100.0 million. All outstanding loans with respective creditors are current as of August 31, 2002.


        DEBT

         There is no material off balance sheet debt.


CRITICAL ACCOUNTING POLICIES

         Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates as well as management's judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. We believe that of our significant accounting policies, the following may involve a higher degree of estimates, judgments, and complexity.


         ALLOWANCES FOR DOUBTFUL ACCOUNTS

         The allowances for doubtful accounts are maintained at a level considered appropriate by management based on analyses of credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic and market conditions. Different assumptions, changes in economic circumstances or the deterioration of the financial condition of our customers could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense.


         INVENTORY VALUATION AND RESERVES

         Grain, processed grain, oilseed and processed oilseed are stated at net realizable values, which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) are determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods. Estimates are used in determining the net realizable value of grain and oilseed and processed grain and oilseed inventories. These estimates include the measurement of grain in bins and other storage facilities, which use formulas in addition to actual measurements taken to arrive at appropriate quantity. Other determinations made by management include quality of the inventory and estimates for freight. Grain shrink reserves and other reserves that account for spoilage also affect inventory valuation. If estimates regarding the valuation of inventory or the adequacy of reserves are less favorable than management's assumptions, then additional reserves or write-downs of inventory may be required.


         DERIVATIVE FINANCIAL INSTRUMENTS

         We enter into exchange-traded commodity futures and options contracts to hedge our exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. We do not use derivatives for speculative purposes. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to our assessment of our exposure from expected price fluctuations. We also manage our risks by entering into fixed price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. We are exposed to loss in the event of nonperformance by the counterparties to the contracts. However, we do not anticipate nonperformance by counterparties. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product.

         We adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, as amended, a standard related to the accounting for derivative transactions and hedging activities, effective September 1, 2000.

         PENSION AND POSTRETIREMENT BENEFITS

         Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expense.


         DEFERRED TAX ASSETS

         We assess whether a valuation allowance is necessary to reduce our deferred tax assets to the amount that it believes is more likely than not to be realized. While we have considered future taxable income as well as other factors in assessing the need for the valuation allowance, in the event that we were to determine that it would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

         LONG-LIVED ASSETS

         Depreciation and amortization of our property, plant and equipment is provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Economic circumstances or other factors may cause management's estimates of expected useful lives to differ from actual.

         All long-lived assets, including property plant and equipment, goodwill, investments in unconsolidated affiliates and other identifiable intangibles, are evaluated for impairment on the basis of undiscounted cash flows at least annually for goodwill, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to our estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and may differ from actual.


         ENVIRONMENTAL LIABILITIES

         Liabilities related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. It is often difficult to estimate the cost of environmental compliance, remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. All liabilities are monitored and adjusted as new facts or changes in law or technology occur and management believes adequate provisions have been made for environmental liabilities. Changes in facts or circumstances may have an adverse impact on our financial results.


EFFECT OF INFLATION AND FOREIGN CURRENCY TRANSACTIONS

         We believe that inflation and foreign currency fluctuations have not had a significant effect on our operations.


RECENT ACCOUNTING PRONOUNCEMENTS

         Effective September 1, 2001 we adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards
(SFAS) No. 142, "Goodwill and Other Intangible Assets". The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

         The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement does not have a material affect on us.

         The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Generally, the provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement does not have a material affect on us.

         The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The costs addressed in SFAS No. 146 include, but are not limited to, termination benefits, costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


COMMODITY PRICE RISK

         We utilize futures and options contracts offered through regulated commodity exchanges to reduce risk. We are exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sales contracts. So as to reduce that risk, we generally take opposite and offsetting positions using futures contracts or options.

         Certain commodities cannot be hedged with futures or options contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts to the extent practical so as to arrive at a net commodity position within the formal position limits set by us and deemed prudent for each of those commodities. Commodities for which futures contracts and options are available are also typically hedged first in this manner, with futures and options used to hedge within position limits that portion not covered by forward contracts. These futures and options contracts and forward purchase and sales cash contracts used to hedge against price level change risks are effective economic hedges of specified risks, but they are not designated as and accounted for as hedging instruments for accounting purposes.

         Unrealized gains and losses on futures contracts and options used as economic hedges of grain and oilseed inventories and fixed price contracts are recognized in cost of goods sold for financial reporting. Inventories and fixed price contracts are marked to market so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed priced contracts during the same accounting period.

         Through August 31, 2000, unrealized gains and losses on futures contracts and options used to hedge energy inventories and fixed price contracts were deferred until such futures contracts and options were closed. Effective September 1, 2000 those gains and losses are recognized as a component of net income for financial reporting. The inventories hedged with these derivatives are valued at lower of cost or market, and effective September 1, 2000, the fixed price contracts are marked to market. Some derivatives related to propane in the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value.

         A 10% adverse change in market prices would not materially affect our results of operations, financial position or liquidity, since our operations have effective economic hedging requirements as a general business practice.


INTEREST RATE RISK

         We manage interest expense using a mix of fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables is represented by notes payable within thirty days or less so that the blended interest rate to us for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates as to minimize the effect of market interest rate changes. The effective interest rate to us on fixed rate debt outstanding on August 31, 2002 was approximately 6.4%; a 10% adverse change in market rates would not materially affect our results of operations, financial position or liquidity.

         In August 2002, we entered into interest rate swap instruments related to private placement debt issued on October 18, 2002 in order to protect against a potential increase in interest rates. In fact, interest rates declined between the dates of the interest swaps and the closing of the borrowing transaction. These derivative instruments are designated and effective as cash flow hedges for accounting purposes and the changes in fair values of these instruments are recorded as a component of other comprehensive income. We expect to record additional interest expense of $0.8 million during the year ended August 31, 2003 related to these derivative instruments as an offset to the lower interest rates actually obtained on the debt instruments.

FOREIGN CURRENCY RISK

         We conduct essentially all of our business in U.S. dollars and had essentially no risk regarding foreign currency fluctuations on August 31, 2002. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.


                       DESCRIPTION OF THE PREFERRED STOCK

         The following section describes the general terms and provisions of the preferred stock being offered by this prospectus. This summary is not complete in all respects and is qualified in its entirety by reference to our restated articles of incorporation, as amended, and the resolution of our board of directors establishing the preferred stock.


GENERAL

         The shares of preferred stock are shares of a series of preferred equity securities created by our board of directors. Subject to the restrictions noted below under "Limitations and Restrictions on Future Issuances," there is no limit on the number of shares in the series and shares may be issued from time to time. Our board of directors has expressly authorized the initial sale and subsequent transfer of the shares of preferred stock in accordance with our articles of incorporation.

         The shares of preferred stock will be fully paid and nonassessable when issued.


RANK

         The preferred stock will have priority as to the payment of dividends and the distribution of assets over:

         o any patronage refund (as that term is used in our bylaws), whether or not represented by a certificate;

         o any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and

         o        our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock, including our existing class of preferred stock entitled "8% Preferred Stock," will rank equally with the preferred stock as to the payment of dividends and the distribution of assets.


DIVIDENDS

         Holders of the preferred stock are entitled to receive quarterly dividends when, as and if declared by our board of directors out of funds legally available for that purpose at the rate of $2.00 per share per year. Dividends will be payable on March 31, June 30, September 30 and December 31 of each year (each a "payment date") beginning March 31, 2003, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend will be payable without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends on the preferred stock are fully cumulative and will accumulate without interest from and including the latest of January 1, 2003 or the day immediately following the most recent date as to which dividends have been paid. Dividends are computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends will include dividends to and including the date on which paid.

         Dividends will be paid to holders of record as they appear on our books five business days prior to the relevant payment date. We may, in our sole discretion, pay dividends by any one or more of the following means:

         o check mailed to the address of the record holder as it appears on our books;

         o electronic transfer in accordance with instructions provided by the record holder; or

         o any other means mutually agreed between us and the record holder.

         We may not make any distribution to the holders of any security that ranks junior to the preferred stock unless and until all accumulated and unpaid dividends on the preferred stock and on any other class or series of our capital stock that ranks equally with the preferred stock, including the full dividend for the then-current dividend period have been paid or declared and set apart for payment. For these purposes, a "distribution" does not include any distribution made in connection with a liquidation, dissolution or winding up, which will be governed by the provisions summarized under "Liquidation Preference" below.


LIQUIDATION PREFERENCE

         In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the preferred stock will be entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock will be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. Any distribution to the holders of the preferred stock will be made ratably among the holders of the preferred stock and any other of our capital stock which ranks on a parity as to liquidation rights with the preferred stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of preferred stock, the holders of the preferred stock will not participate further in the distribution of our assets.

         Neither a consolidation or merger with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute a liquidation, dissolution or winding up if, following the transaction, the preferred stock remains outstanding as duly authorized stock of us or any successor entity.


REDEMPTION


         AT OUR OPTION

         From and after February 1, 2008 we may, at our option, redeem at any time all, or from time to time any portion, of the preferred stock. An optional redemption will be at a price of $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption. If we redeem less than all of the then outstanding shares of preferred stock, we will designate the shares to be redeemed either by lot or in any other manner that our board of directors may determine or may effect the redemption pro rata. However, we may not redeem less than all of the then outstanding shares of preferred stock until all dividends accumulated and unpaid on all then outstanding shares of preferred stock have been paid for all past dividend periods.


         AT THE HOLDER'S OPTION

         If at any time there has been a change in control (as defined below), each record holder of shares of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of preferred stock owned by that record holder. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday) we will redeem all shares the record holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price will be $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption.

         A "change in control" will have occurred if, in connection with a merger or consolidation that has been approved by our board of directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our board of directors on January 1, 2003, together with those persons who became members of our board of directors after that date at our annual meeting, have ceased to constitute a majority of our board of directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our board of directors; a member - iniated merger or consolidation would not meet this definition and thus would not trigger a redemption right.


         MECHANICS OF REDEMPTION

         Not less than 30 days prior to any redemption date pursuant to the exercise of our optional redemption right, we will give written notice to the holders of record of the shares of preferred stock to be redeemed. This notice will specify:

         o        the redemption date;

         o        the redemption price;

         o the number of shares of preferred stock held by the record holder that are subject to redemption;

         o the time, place and manner in which the holder should surrender the certificate or certificates, if any, representing the shares of preferred stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares; and

         o that from and after the redemption date, dividends will cease to accumulate on the shares and the shares will no longer be deemed outstanding.

On or after the redemption date, once a holder surrenders the certificate or certificates representing the shares of preferred stock called for redemption in the manner provided in the redemption notice or takes the appropriate steps with respect to lost, stolen or destroyed certificates or uncertificated shares, the holder will be entitled to receive payment of the redemption price. If fewer than all of the shares of preferred stock represented by a surrendered certificate or certificates are redeemed, we will issue a new certificate representing the unredeemed shares.


         EFFECT OF REDEMPTION

         From and after the redemption date, if funds necessary for the redemption are and have been irrevocably deposited or set aside, then:

         o dividends will cease to accumulate with respect to the shares of preferred stock called for redemption;

         o        the shares will no longer be deemed outstanding;

         o        the holders of the shares will cease to be shareholders; and

         o all rights with respect to the shares of preferred stock will terminate except the right of the holders to receive the redemption price, without interest.

         PURCHASES

         We may at any time and from time to time in compliance with applicable law purchase shares of preferred stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for past dividend periods.

VOTING

         Except as described below, the holders of the preferred stock will have only those voting rights that are required by applicable law. As a result, the holders of the preferred stock will have very limited voting rights and, among other things, will not have any right to vote for the election of directors.

         Unless the preferred stock is redeemed pursuant to its terms, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the preferred stock, voting separately as a class, will be required

         o for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the preferred stock, if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock; and

         o to establish, by board resolution or otherwise, any class or series of our equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary.

The creation and issuance of any other class of our securities ranking on a parity with or junior to the preferred stock, including an increase in the authorized number of shares of any such securities, will not be deemed to adversely affect the rights or preferences of the preferred stock.

         Our board of director's ability to authorize, without shareholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.


LIMITATIONS AND RESTRICTIONS ON FUTURE ISSUANCES

         We may not offer to issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons' equities or other equity securities held by our members more than one time per calendar year. If, in connection with an offer of this type, any member would receive more than 0.25% of the number of shares of preferred stock outstanding at the end of the prior calendar year, that member will instead be entitled to receive the shares in quarterly installments as nearly equal as possible. After December 31, 2003, in any calendar year, we may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons' equities or other equity securities held by our members in excess of

         o for issuances during the years 2004, 2005 and 2006, 20% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater; and

         o for issuances during any calendar year after the year 2006, 25% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater.

We may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons' equities owned by an estate of one of our former individual members or in redemption of outstanding patrons' equities owned by individual members who have reached age 72, pursuant to our current policy.

         We have also agreed with the underwriters to limit issuances of additional shares of preferred stock during 2003. See "Underwriting."


NO EXCHANGE OR CONVERSION RIGHTS; NO SINKING FUND

         Shares of the preferred stock are not exchangeable or convertible into other class or series of our capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

CERTAIN CHARTER PROVISIONS

         For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see "Business - Membership and Authorized Capital - Certain Antitakeover Measures."


NO PREEMPTIVE RIGHTS

         Holders of the preferred stock will have no preemptive right to acquire shares of any class or series of our capital stock.


MARKET FOR THE PREFERRED STOCK

         The preferred stock is a new issue of securities with no established trading market. Although we have applied to list the preferred stock on The Nasdaq National Market under the symbol "CHSCP," we cannot assure you that a secondary trading market for the preferred stock will ever develop or, if one develops, that it will be maintained or provide any significant liquidity. As a result, if you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all. We cannot predict at what price the preferred stock will trade, and that price may be less than its initial public offering price or liquidation value at any time.


TRANSFER AGENT AND REGISTRAR

         Wells Fargo Bank Minnesota, National Association will serve as transfer agent and registrar with respect to the preferred stock.


               CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes the material federal income tax consequences of the purchase, ownership, redemption and disposition of the preferred stock. This summary is based upon the provisions of the Internal Revenue Code (Code), the final temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences of the purchase, ownership, redemption and disposition of the preferred stock by a person who is a U.S. holder. You are a U.S. holder if you are:

         o        an individual who is a citizen or resident of the U.S.;

         o        a corporation (or any entity treated as a corporation for U.S.
                  federal income tax purposes) organized under the laws of the U.S. or any political subdivision of the U.S.;

         o an estate if its income is subject to U.S. federal income tax regardless of its source; or

         o a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

         This summary assumes that you will hold your shares of preferred stock as a capital asset within the meaning of Section 1221 of the Code. The summary also assumes that all dividends will be paid as they accrue and that, if the preferred stock is redeemed, there will not be any dividend arrearages at the time of redemption. The summary does not purport to deal with all aspects of federal income taxation that may be relevant to your decision to purchase the preferred stock, such as estate and gift tax consequences or tax consequences arising under the laws of any state, local or other taxing jurisdiction. This summary also does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, investors in pass-through entities or persons subject to the alternative minimum tax.

         We can give no assurance that the Internal Revenue Service (IRS) will take a similar view with respect to the tax consequences described below. We have not requested, nor do we plan to request, a ruling from the IRS on any tax matters relating to the preferred stock. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL,

STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, REDEMPTION, AND DISPOSITION OF THE PREFERRED STOCK.


DIVIDENDS AND OTHER DISTRIBUTIONS

         Distributions on the preferred stock will be treated as dividends and taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined for federal income tax purposes. Any distribution in excess of current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing your tax basis in the preferred stock. Any amount in excess of your tax basis will be treated as a capital gain.

         Dividends received by corporate holders of the preferred stock are eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to "debt financed portfolio stock" under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder's shares (but not below zero) by the "nontaxed portion" of any "extraordinary dividend" and, if the nontaxed portion exceeds the holder's tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, you should consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your individual facts and circumstances.


SALE OR EXCHANGE OF PREFERRED STOCK

         On the sale or exchange of preferred stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the preferred stock. You should consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and noncorporate taxpayers.


REDEMPTION OF PREFERRED STOCK

         If we exercise our right to redeem the preferred stock, your surrender of the preferred stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the preferred stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

         The redemption will be treated as gain or loss from the sale or exchange of the preferred stock (as discussed above under "-- Sale or Exchange of Preferred Stock") if:

         o the redemption is "substantially disproportionate" with respect to you within the meaning of Section 302(b)(2) of the Code; or

         o your interest in the preferred stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

         o the redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are "not essentially equivalent to a dividend" if the redemption results in a "meaningful reduction" of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and other equity interests in us (including patrons' equities and other equity interests) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

         If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is subject to the tax treatment described above under "Dividends and other Distributions." The amount of the distribution will be measured by the amount of cash and the fair market value of property you receive without any offset for your basis in the preferred stock. Your adjusted tax basis in the redeemed shares of preferred stock will be transferred to any of your remaining stock holdings in us. If, however, you have no remaining stock holdings in us, your basis could be lost.

         You should consult your own tax advisor regarding:

         o whether the redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and

         o the resulting tax consequences to you in light of your individual facts and circumstances.


BACKUP WITHHOLDING

         We may be required to withhold federal income tax at a rate of 30% (in 2002 and 2003) from dividends and redemption proceeds paid to you if (i) you fail to furnish us with your correct taxpayer identification number in the manner required (ii) the IRS notifies us that your taxpayer identification number is incorrect (iii) the IRS notifies us that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect or (iv) when required to do so, you fail to certify that you are not subject to backup withholding. Any amounts withheld may be credited against your federal income tax liability.


                                  UNDERWRITING

         D.A. Davidson & Co., U.S. Bancorp Piper Jaffray Inc. and Fahnestock & Co. Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, each underwriter named below has agreed severally to purchase, and we have agreed to sell to each underwriter, the number of shares of preferred stock set forth opposite the underwriter's name below:

         Underwriters                                           Number of Shares
         ------------                                           ----------------
         D.A. Davidson & Co.............................        __________
         U.S. Bancorp Piper Jaffray Inc.................        __________
         Fahnestock & Co. Inc...........................        __________
                            ............................        __________
                            ............................        __________
                            ............................        __________
                            ............................        __________
                            ............................        __________
                            Total.......................        2,500,000

         The underwriters are obligated to purchase all of the shares of preferred stock offered hereby (other than those shares covered by the over-allotment option described below) if they purchase any shares.

         The underwriters are offering the shares of preferred stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

         We have agreed to indemnify the underwriters against liabilities arising from this offering, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities


OVER-ALLOTMENT OPTION

         We have granted an option to the underwriters to purchase up to 375,000 additional shares of preferred stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option, in whole or part, at any time within 30 days after the date of this prospectus solely to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions set forth in the underwriting agreement, to purchase a number of additional shares in proportion to that underwriter's respective commitment as reflected in the table above.


DISCOUNTS AND COMMISSIONS

         The underwriters propose to offer the shares of preferred stock directly to the public at the public offering price and to certain dealers at this price less a concession not to exceed $0.__ per share. Any underwriter may allow, and such dealers may reallow, a concession not to exceed $0.__ per share on sales to other underwriters or to certain dealers. After the commencement of the offering, the public offering price and other selling terms may be changed.

         The following table shows the public offering price, underwriting discount and proceeds to us before expenses. The information assumes no exercise or full exercise, as the case may be, of the underwriters' over-allotment option.

                                                     WITHOUT
                                      PER SHARE      OPTION        WITH OPTION
Public offering price              $  25.00       $ 62,500,000   $ 71,875,000.00
Underwriting discount              $   0.9375     $  2,343,750   $  2,695,312.50
Proceeds, before expenses, to us   $  24.0625     $ 58,593,750   $ 69,179,687.50


LIMITATION ON FUTURE ISSUANCES OF PREFERRED STOCK

         We have agreed with the representatives that during calendar year 2003, we will not, without the prior written consent of D.A. Davidson & Co. and U.S. Bancorp Piper Jaffray Inc. offer or sell, directly or indirectly, any additional shares of preferred stock or any securities convertible into, or exchangeable for, preferred stock other than:

         o        pursuant to any dividend reinvestment plan we may adopt;

         o        in exchange for our currently outstanding preferred stock; or

         o        in an underwritten public offering.

         In addition, we have advised the representatives that, if we elect to offer the holders of our existing 8% preferred stock the opportunity to exchange their shares for shares of this preferred stock, we will concurrently offer them the opportunity to have those outstanding shares of preferred stock redeemed for cash.

         The resolutions creating the preferred stock contain additional limitations and restrictions on our issuances of preferred stock that cannot be modified without the affirmative vote of the holders of at least two-thirds of the outstanding preferred stock. See "Description of the Preferred Stock - Limitations and Restrictions on Future Inssuances."

STABILIZING TRANSACTIONS

         In connection with the offering, the underwriters and their affiliates may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of the preferred stock, including transactions in which the underwriters:

         o create a short position for their own account by selling more preferred stock than they are committed to purchase from us in this offering, in which case they may purchase preferred stock in the open market to cover all or part of the short position or

         o bid for or purchase the preferred stock at a price above that which might otherwise prevail in the public market to peg, fix or maintain the price of the preferred stock.

         The underwriters also may reclaim selling concessions allowed to an underwriter or dealer in the offering if the underwriters repurchase shares of preferred stock previously distributed by any such underwriter or dealer to cover syndicate short positions, make stabilizing purchases or otherwise.

         Any of these activities may have the affect of preventing or retarding a decline in the market price of the preferred stock or causing the market price to be higher than it otherwise would be. The underwriters may conduct these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.


NO PRIOR PUBLIC MARKET; LISTING

         The preferred stock is a new issue of securities with no established trading market and we cannot assure you that a secondary trading market for the preferred stock will ever develop or, if one develops, that it will be maintained or provide any significant liquidity. We have applied to have the preferred stock on The Nasdaq National Market under the symbol "CHSCP." The representatives have advised us that they intend to make a market with the preferred stock. However, they are not obligated to do so and may discontinue any such market activity at any time without notice.


OTHER RELATIONSHIPS

         In the ordinary course of their respective businesses, certain of the underwriters or their affiliates may in the future provide investment banking and other financial services to us or our affiliates for which they would be paid customary fees and commissions. An affiliate of U.S. Bancorp Piper Jaffray Inc. provides commercial banking services to us and is a member of the creditors' syndicate under our outstanding credit facility.


EXPENSES OF OFFERING

         In addition to the underwriting fees, we have agreed to pay the representatives a non-accountable expense allowance of $100,000. We estimate that the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $[________].


                                  LEGAL MATTERS

         Dorsey & Whitney LLP, Minneapolis, Minnesota, has represented us and will provide us with an opinion that the shares of preferred stock offered by this prospectus have been duly authorized and validly issued and will be fully paid and nonassessable. The underwriters have been represented by Stoel Rives LLP, Seattle, Washington.


                                     EXPERTS

         The consolidated financial statements of Cenex Harvest States Cooperatives and Subsidiaries as of August 31, 2002 and 2001 and for each of the three years in the period ended August 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          The consolidated financial statements of Ventura Foods, LLC incorporated by reference in this Prospectus from the Annual Report on Form 10-K of Cenex Harvest States Cooperatives for the year ended August 31, 2002 have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

         The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with it. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended August 31, 2002, and any filings we make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of this registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus are sold.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                        Cenex Harvest States Cooperatives
                           Attention: Jodell M. Heller
                                5500 Cenex Drive
                      Inver Grove Heights, Minnesota 55077
                                 (651) 451-5151

         If more recent information incorporated by reference in this prospectus is inconsistent with information in this prospectus, then that information will supersede the information in this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       CENEX HARVEST STATES COOPERATIVES

                                                                                                          PAGE NO.
                                                                                                         ---------
       CENEX HARVEST STATES COOPERATIVES
       Consolidated Balance Sheets as of August 31, 2002 and 2001 ....................................      F-1
       Consolidated Statements of Operations for the years ended August 31, 2002, 2001 and 2000 ......      F-2
       Consolidated Statements of Equities and Comprehensive Income for the years ended
         August 31, 2002, 2001 and 2000 ..............................................................      F-4
       Consolidated Statements of Cash Flows for the years ended August 31, 2002, 2001 and 2000 ......      F-6
       Notes to Consolidated Financial Statements ....................................................      F-7
       Report of Independent Accountants .............................................................      F-26

                              FINANCIAL STATEMENTS

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           AUGUST 31, 2002 AND 2001

                                                                     2002            2001
                                                                -------------   -------------
                                                                   (DOLLARS IN THOUSANDS)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ..................................    $  108,192      $  113,458
 Receivables ................................................       741,578         686,140
 Inventories ................................................       759,663         510,443
 Other current assets .......................................       140,944          60,995
                                                                 ----------      ----------
   Total current assets .....................................     1,750,377       1,371,036
Investments .................................................       496,607         467,953
Property, plant and equipment ...............................     1,057,421       1,023,872
Other assets ................................................       177,322         194,458
                                                                 ----------      ----------
   TOTAL ASSETS .............................................    $3,481,727      $3,057,319
                                                                 ==========      ==========
LIABILITIES AND EQUITIES
CURRENT LIABILITIES:
 Notes payable ..............................................    $  332,514      $   97,195
 Current portion of long-term debt ..........................        89,032          17,754
 Customer credit balances ...................................        26,461          38,486
 Customer advance payments ..................................       169,123         109,135
 Checks and drafts outstanding ..............................        84,251          87,808
 Accounts payable ...........................................       517,667         495,198
 Accrued expenses ...........................................       225,704         148,026
 Patronage dividends and equity retirements payable .........        56,510          72,154
                                                                 ----------      ----------
   Total current liabilities ................................     1,501,262       1,065,756
Long-term debt ..............................................       483,092         542,243
Other liabilities ...........................................       118,280          99,906
Minority interests in subsidiaries ..........................        89,455          88,261
Commitments and contingencies
Equities ....................................................     1,289,638       1,261,153
                                                                 ----------      ----------
   TOTAL LIABILITIES AND EQUITIES ...........................    $3,481,727      $3,057,319
                                                                 ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED AUGUST 31,

                                                       2002            2001            2000
                                                  -------------   -------------   -------------
                                                             (DOLLARS IN THOUSANDS)
REVENUES:
 Net sales ....................................    $7,731,867      $7,753,012      $8,497,850
 Patronage dividends ..........................         3,885           5,977           5,494
 Other revenues ...............................       109,459         116,254          97,471
                                                   ----------      ----------      ----------
                                                    7,845,211       7,875,243       8,600,815
Cost of goods sold ............................     7,513,369       7,470,203       8,300,494
Marketing, general and administrative .........       187,292         184,046         155,266
                                                   ----------      ----------      ----------
Operating earnings ............................       144,550         220,994         145,055
Interest ......................................        42,455          61,436          57,566
Equity income from investments ................       (58,133)        (28,494)        (28,325)
Minority interests ............................        15,390          35,098          24,546
                                                   ----------      ----------      ----------
INCOME BEFORE INCOME TAXES ....................       144,838         152,954          91,268
INCOME TAXES ..................................        18,700         (25,600)          3,880
                                                   ----------      ----------      ----------
NET INCOME ....................................    $  126,138      $  178,554      $   87,388
                                                   ==========      ==========      ==========
DISTRIBUTION OF NET INCOME:
 Patronage refunds ............................    $   92,900      $  128,900      $   87,400
 Unallocated capital reserve ..................        33,238          49,654             (12)
                                                   ----------      ----------      ----------
   Net income .................................    $  126,138      $  178,554      $   87,388
                                                   ==========      ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

                (This page has been left blank intentionally.)

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME
              FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000

                                                                    CAPITAL       NONPATRONAGE                     WHEAT
                                                                    EQUITY           EQUITY        PREFERRED      MILLING
                                                                 CERTIFICATES     CERTIFICATES       STOCK         EPUS
                                                                --------------   --------------   -----------   ----------
                                                                                  (DOLLARS IN THOUSANDS)
BALANCES, SEPTEMBER 1, 1999 .................................     $  912,294        $28,785                      $  9,258
 Patronage and equity retirement determination ..............         25,750
 Patronage distribution .....................................         41,182
 Equities retired ...........................................        (28,615)           (82)
 Equities issued ............................................          7,921
 Other, net .................................................           (178)          (194)                          (12)
 Comprehensive income:
  Net income ................................................
  Other comprehensive loss ..................................
 Total comprehensive income .................................
 Patronage dividends and equity retirements payable .........        (17,474)
                 --- ----                                         ----------        -------                      --------
BALANCES, AUGUST 31, 2000 ...................................        940,880         28,509                         9,246
 Patronage and equity retirement determination ..............         17,474
 Patronage distribution .....................................         60,304
 Equities retired ...........................................        (18,662)           (74)
 Equities issued ............................................          5,481
 Equity Participation Units issued ..........................
 Equity Participation Units redeemed ........................                                                      (9,066)
 Other, net .................................................           (120)          (277)                         (180)
 Comprehensive income:
  Net income ................................................
  Other comprehensive income ................................
 Total comprehensive income .................................
 Patronage dividends and equity retirements payable .........        (33,484)
                 --- ----                                         ----------        -------                      --------
BALANCES, AUGUST 31, 2001 ...................................        971,873         28,158                            --
 Patronage and equity retirement determination ..............         33,484
 Patronage distribution .....................................         92,484
 Equities retired ...........................................        (31,099)           (46)
 Equities issued ............................................          2,600
 Preferred stock issued, net ................................                                        $9,325
 Preferred stock dividends ..................................
 Other, net .................................................           (106)          (339)
 Comprehensive income:
  Net income ................................................
  Other comprehensive loss ..................................
 Total comprehensive income .................................
 Patronage dividends and equity retirements payable .........        (28,640)
                 --- ----                                         ----------        -------          ------      --------
BALANCES, AUGUST 31, 2002 ...................................     $1,040,596        $27,773          $9,325      $     --
                                                                  ==========        =======          ======      ========

The accompanying notes are an integral part of the consolidated financial statements.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME
              FOR THE YEARS ENDED AUGUST 31, 2002, 2001 AND 2000

 OILSEED PROCESSING                     UNALLOCATED     ACCUMULATED OTHER     ALLOCATED
     & REFINING          PATRONAGE        CAPITAL         COMPREHENSIVE        CAPITAL        TOTAL
        EPUS              REFUNDS         RESERVE         INCOME (LOSS)        RESERVE       EQUITIES
--------------------   -------------   -------------   -------------------   ----------   -------------
                                        (DOLLARS IN THOUSANDS)
      $   4,188         $   40,250       $115,883           $  (1,170)         $8,148      $1,117,636
                            17,250                                                             43,000
                           (57,500)        (1,588)                                            (17,906)
                                                                                              (28,697)
                                                                                                7,921
             (6)                              453                                 (28)             35

                            87,400            (12)                                             87,388
                                                               (1,257)                         (1,257)
                                                                                           ----------
                                                                                               86,131
                                                                                           ----------
                           (26,220)                                                           (43,694)
      ---------         ----------       --------           ---------          ------      ----------
          4,182             61,180        114,736              (2,427)          8,120       1,164,426
                            26,220                                                             43,694
                           (87,400)           967                                             (26,129)
                                                                                              (18,736)
                                                                                                5,481
          1,045                            (1,045)                                                 --
         (5,227)                                                                              (14,293)
                                              445                                 (70)           (202)

                           128,900         49,654                                             178,554
                                                                  512                             512
                                                                                           ----------
                                                                                              179,066
                                                                                           ----------
                           (38,670)                                                           (72,154)
      ---------         ----------       --------           ---------          ------      ----------
             --             90,230        164,757              (1,915)          8,050       1,261,153
                            38,670                                                             72,154
                          (128,900)        (3,666)                                            (40,082)
                                                                                              (31,145)
                                                                                                2,600
                                           (3,428)                                              5,897
                                             (240)                                               (240)
                                              100                                                (345)

                            92,900         33,238                                             126,138
                                                              (49,982)                        (49,982)
                                                                                           ----------
                                                                                               76,156
                                                                                           ----------
                           (27,870)                                                           (56,510)
      ---------         ----------       --------           ---------          ------      ----------
      $      --         $   65,030       $190,761           $ (51,897)         $8,050      $1,289,638
      =========         ==========       ========           =========          ======      ==========

The accompanying notes are an integral part of the consolidated financial statements.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED AUGUST 31,

                                                                             2002            2001           2000
                                                                        -------------   -------------   ------------
                                                                                    (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income .........................................................    $  126,138      $  178,554      $   87,388
 Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation and amortization .....................................       103,986         109,180          92,699
  Noncash net income from equity investments ........................       (58,133)        (28,494)        (28,325)
  Minority interests ................................................        15,390          35,098          24,546
  Noncash portion of patronage dividends received ...................        (2,327)         (3,896)         (6,825)
  (Gain) loss on sale of property, plant and equipment ..............        (6,418)        (13,941)          1,167
  Deferred tax expense (benefit) ....................................         4,400         (46,625)           (467)
  Other, net ........................................................         5,467            (801)         (3,130)
  Changes in operating assets and liabilities:
   Receivables ......................................................       (32,881)        147,641        (229,067)
   Inventories ......................................................      (259,209)         37,543           1,717
   Other current assets and other assets ............................       (88,941)        (24,129)         (7,041)
   Customer credit balances .........................................       (12,025)          1,707          (8,191)
   Customer advance payments ........................................        59,988         (22,800)          4,180
   Accounts payable and accrued expenses ............................        93,802        (129,258)        202,980
   Other liabilities ................................................         9,079          13,050          (3,244)
                                                                         ----------      ----------      ----------
    Net cash (used in) provided by operating activities .............       (41,684)        252,829         128,387
                                                                         ----------      ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of property, plant and equipment .......................      (140,169)        (97,610)       (153,796)
 Proceeds from disposition of property, plant and equipment .........        20,205          35,263           7,655
 Investments ........................................................        (6,211)        (14,247)        (35,297)
 Equity investments redeemed ........................................        37,689          30,104          41,250
 Investments redeemed ...............................................         6,310           1,672           2,638
 Changes in notes receivable ........................................       (22,031)            533             600
 Acquisitions of intangibles ........................................       (29,501)         (7,328)        (26,513)
 Distribution to minority owners ....................................        (7,413)        (19,256)        (21,089)
 Other investing activities, net ....................................          (685)          1,775            (339)
                                                                         ----------      ----------      ----------
    Net cash used in investing activities ...........................      (141,806)        (69,094)       (184,891)
                                                                         ----------      ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Changes in notes payable ...........................................       235,319        (120,731)         20,940
 Long-term debt borrowings ..........................................        30,000         116,861          49,914
 Principal payments on long-term debt ...............................       (17,968)        (67,364)        (22,502)
 Changes in checks and drafts outstanding ...........................        (3,557)          3,722          35,481
 Proceeds from sale of preferred stock, net of expenses .............         5,897
 Preferred stock dividends paid .....................................          (240)
 Retirements of equity ..............................................       (31,145)        (18,736)        (28,697)
 Equity Participation Units redeemed ................................                       (14,293)
 Cash patronage dividends paid ......................................       (40,082)        (26,129)        (17,906)
                                                                         ----------      ----------      ----------
    Net cash provided by (used in) financing activities .............       178,224        (126,670)         37,230
                                                                         ----------      ----------      ----------
NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS ...................................................        (5,266)         57,065         (19,274)
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD ..........................................................       113,458          56,393          75,667
                                                                         ----------      ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ..........................    $  108,192      $  113,458      $   56,393
                                                                         ==========      ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION -- Cenex Harvest States Cooperatives (CHS Cooperatives or the Company) is an agricultural cooperative organized for the mutual benefit of its members. Members of the cooperative are located throughout the United States. In addition to grain marketing, wheat milling, oilseed processing and refining and foods, the Company provides its patrons with energy and agronomy products as well as other farm supplies. Sales are both domestic and international.

     Effective September 1, 2000, the Company's Board of Directors approved a resolution providing for the computation of patronage distributions based on earnings for financial statement purposes rather than federal income tax basis earnings. On December 1, 2000, this resolution was ratified by the Company's members, the by-laws were amended and beginning with fiscal year 2001 patronage distributions have been calculated based on financial statement earnings. The by-laws further provide that an amount of up to 10% of the distributable annual net savings from patronage sources be added to the unallocated capital reserve as determined by the Board of Directors.

     CONSOLIDATION -- The consolidated financial statements include the accounts of CHS Cooperatives and all of its wholly-owned and majority-owned subsidiaries and limited liability companies, including National Cooperative Refinery Association (NCRA). The effects of all significant intercompany transactions have been eliminated.

     On September 1, 1999, NCRA and Farmland Industries, Inc. (Farmland) formed Cooperative Refining, LLC (CRLLC), which was established to operate and manage the refineries and related pipelines and terminals of NCRA and Farmland. On December 31, 2000, NCRA and Farmland signed an Agreement of Dissolution and dissolved CRLLC.

     During 2000, the Company entered into a series of transactions, the result of which was the exchange of its agronomy operations, consisting primarily of its interests in and ownership of the Cenex/Land O'Lakes Agronomy Company and Agro Distribution, LLC and related entities for a 25% equity ownership interest in Agriliance, LLC (Agriliance). Agriliance is a distributor of crop nutrients, crop protection products and other agronomy inputs and services formerly owned by the Company, Land O'Lakes, Inc. (Land O'Lakes) and Farmland. The company accounts for the Agriliance investment under the equity method.

     During 2002 and 2001, the Company had various other acquisitions, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets and liabilities acquired based upon the estimated fair values. The excess purchase price over the estimated fair values of the net assets acquired has been reported as identifiable intangible assets and goodwill.

     CASH EQUIVALENTS -- Cash equivalents include short-term highly liquid investments with original maturities of three months or less at date of acquisition.

     INVENTORIES -- Grain, processed grain, oilseed and processed oilseed are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) is determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods.

     DERIVATIVE FINANCIAL INSTRUMENTS -- The Company enters into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to the Company's assessment of its

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

exposure from expected price fluctuations. The Company also manages its risks by entering into fixed price purchase contracts with preapproved producers and establishing appropriate limits for individual suppliers. Fixed price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The Company is exposed to loss in the event of nonperformance by the counterparties to the contracts. However, the Company does not anticipate nonperformance by counterparties.

     Commodity trading in futures and options contracts is a natural extension of cash market trading. The commodity futures and options markets have underlying principles of increased liquidity and longer trading periods than the cash market, and hedging is one method of reducing exposure to price fluctuations. The Company's use of the derivative instruments described above reduces the effects of price volatility, thereby protecting against adverse short-term price movements while somewhat limiting the benefits of short-term price movements. Changes in market value of the derivative instruments described above are recognized in the consolidated statements of operations in the period such changes occur. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. At August 31, 2002, the Company's derivative assets and liabilities were $53.8 million and $67.9 million, respectively.

     COMMODITY PRICE RISK. The Company utilizes futures and options contracts offered through regulated commodity exchanges to reduce risk. The Company is exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sale contracts. So as to reduce that risk, the Company generally takes opposite and offsetting positions using future contracts or options. Certain commodities cannot be hedged with futures or options contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts, to the extent practical, so as to arrive at a net commodity position within the formal position limits set by the Company and deemed prudent for each of those commodities. Commodities for which future contracts and options are available are also typically hedged first in this manner, with futures and options used to hedge within position limits that portion not covered by forward contracts. These futures and options contracts and forward purchase and sales contracts used to hedge against price level change risks are effective economic hedges of specified risks, but they are not designated as and accounted for as hedging instruments for accounting purposes.

     Unrealized gains and losses on futures contracts and options used as economic hedges of grain and oilseed inventories and fixed price contracts are recognized in cost of goods sold for financial reporting. Inventories and fixed price contracts are marked to market so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed price contracts during the same accounting period.

     Through August 31, 2000, unrealized gains and losses on futures contracts and options used to hedge energy inventories and fixed price contracts were deferred until such future contracts and options were closed. Effective September 1, 2000, those gains and losses are recognized as a component of net income for financial reporting. The inventories hedged with these derivatives are valued at lower of cost or market, and effective September 1, 2000, the fixed price contracts are marked to market. Some derivatives related to propane in the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value.

     A 10% adverse change in market prices would not materially affect the Company's results of operations, financial position or liquidity, since the Company's operations have effective economic hedging requirements as a general business practice.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INTEREST RATE RISK. The Company manages interest expense using a mix of fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables is represented by notes payable within thirty days or less so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates as to minimize the effect of market interest rate changes. The effective interest rate to the Company on fixed rate debt outstanding on August 31, 2002 was approximately 6.4%; a 10% adverse change in market rates would not materially affect the Company's results of operations, financial position or liquidity.

     In August 2002, the Company entered into interest rate swap instruments related to private placement debt issued on October 18, 2002. These derivative instruments are designated and effective as cash flow hedges for accounting purposes, and the changes in the fair values of these instruments are recorded as a component of other comprehensive income. The Company expects to record operating losses through interest expense of $0.8 million during the year ended August 31, 2003 related to these derivative instruments.

     FOREIGN CURRENCY RISK. The Company conducts essentially all of its business in U.S. dollars and had minimal risk regarding foreign currency fluctuations on August 31, 2002. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

     The Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, as amended, related to the accounting for derivative transactions and hedging activities, effective September 1, 2000. The effect of the adoption did not have a material effect on the Company's earnings or financial position.

     INVESTMENTS -- Investments in other cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded at the time qualified written notices of allocation are received. Joint ventures and other investments, in which the Company has significant ownership and influence, but not control, are accounted for in the consolidated financial statements under the equity method of accounting. Investments in other debt and equity securities are considered available for sale financial instruments and are stated at market value, with unrealized amounts included as a component of accumulated other comprehensive income (loss).

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets (primarily 15 to 40 years for land improvements and buildings and 3 to 20 years for machinery, equipment, office and other). The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs and minor renewals are expensed, while costs of major renewals and betterments are capitalized.

     The Company periodically reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

     GOODWILL AND OTHER INTANGIBLE ASSETS -- Effective September 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards
(SFAS) No. 142, "Goodwill and Other

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets." This statement discontinued the amortization of goodwill and indefinite-lived intangible assets, subject to periodic impairment testing. At August 31, 2001, goodwill (net of accumulated amortization) prior to the adoption of SFAS No. 142, was $29.2 million and was included as a component of other assets. The effect of adopting the new standard will reduce goodwill amortization expense by approximately $2.0 million annually. The Company has completed its transitional impairment testing and no changes to the carrying value of goodwill and other intangible assets were required as a result of the adoption of SFAS No. 142. Subsequent impairment testing will take place annually as well as when a triggering event indicating impairment may have occurred. In addition, the classification of the intangible assets was reviewed, along with the remaining useful lives of intangibles being amortized, and no changes were required.

     The Company's net income, net of taxes, of retroactive application of the discontinuance of the amortization of goodwill as if SFAS No. 142 had been in effect during the years ended August 31, 2001 and 2000 would have been $181.1 million and $88.5 million, respectively. For the years ended August 31, 2001 and 2000, discontinued amortization expense of goodwill included in other assets would have been $1.9 million and $0.8 million, respectively, and included in equity investments would have been $0.7 million and $0.3 million, respectively.

     REVENUE RECOGNITION -- Grain and oilseed sales are recorded at time of settlement. All other sales are recognized upon shipment and transfer of title to customers. Amounts billed to a customer in a sale transaction related to shipping and handling are included in sales. Country Operations segment services revenue and rebates are included in other revenues.

     ENVIRONMENTAL EXPENDITURES -- Liabilities related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. Liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

     INCOME TAXES -- The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on income from nonpatronage sources and undistributed patronage-sourced income. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for federal and state income tax purposes, at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     In October 2001, members of NCRA ratified a resolution to compute patronage distributions based on earnings for financial statement purposes rather than amounts reportable for federal income tax purposes, and beginning with the year ended August 31, 2002, NCRA's patronage distributions have been calculated based on financial statement earnings.

     COMPREHENSIVE INCOME -- The Company accounts for comprehensive income (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distribution to owners) in accordance with Financial Accounting Standards Board (FASB) SFAS No. 130, "Reporting Comprehensive Income." At August 31, 2002, comprehensive income for the Company primarily includes net income and the effects of minimum pension liability adjustments. Total comprehensive income is reflected in the consolidated statements of equities and comprehensive income.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECENT ACCOUNTING PRONOUNCEMENTS -- The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement does not have a material affect on the Company.

     The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Generally, the provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement does not have a material affect on the Company.

     The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The costs addressed in SFAS No. 146 include, but are not limited to, termination benefits, costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

     RECLASSIFICATIONS -- Certain amounts in the 2001 financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no effect on previously reported net income, equities and comprehensive income, or cash flows.

 2.  RECEIVABLES

     Receivables as of August 31, 2002 and 2001 are as follows:

                                                         2002          2001
                                                     -----------   -----------
                                                      (DOLLARS IN THOUSANDS)
   Trade .........................................    $717,888      $682,593
   Other .........................................      49,846        28,864
                                                      --------      --------
                                                       767,734       711,457
   Less allowances for doubtful accounts .........      26,156        25,317
                                                      --------      --------
                                                      $741,578      $686,140
                                                      ========      ========

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 2.  RECEIVABLES (CONTINUED)


     All international sales are denominated in U.S. dollars. International sales for the years ended August 31, 2002, 2001 and 2000 are as follows:

                                2002        2001        2000
                             ---------   ---------   ---------
                                   (DOLLARS IN MILLIONS)
   Africa ................    $  135      $  138      $  191
   Asia ..................       407         403         552
   Europe ................       282         255         304
   North America .........       298         317         324
   South America .........       100         101         119
                              ------      ------      ------
                              $1,222      $1,214      $1,490
                              ======      ======      ======

 3.  INVENTORIES

     Inventories as of August 31, 2002 and 2001 are as follows:

                                               2002          2001
                                           -----------   -----------
                                            (DOLLARS IN THOUSANDS)
   Grain and oilseed ...................    $393,095      $237,498
   Energy ..............................     229,981       163,710
   Feed and farm supplies ..............      91,138        76,570
   Processed grain and oilseed .........      36,264        28,648
   Other ...............................       9,185         4,017
                                            --------      --------
                                            $759,663      $510,443
                                            ========      ========

     As of August 31, 2002, the Company valued approximately 26% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (28% as of August 31, 2001). If the FIFO method of accounting for these inventories had been used, inventories would have been higher than the reported amount by $40.5 million and $34.0 million at August 31, 2002 and 2001, respectively.

 4.  INVESTMENTS

     Investments as of August 31, 2002 and 2001 are as follows:

                                                           2002          2001
                                                         --------      --------
                                                          (DOLLARS IN THOUSANDS)
   Cooperatives:
    CF Industries, Inc. .............................    $152,996      $152,996
    National Bank for Cooperatives (CoBank) .........      30,069        33,080
    Ag Processing, Inc. .............................      25,797        24,967
    Land O'Lakes, Inc. ..............................      26,232        24,604
   Joint ventures:
    Ventura Foods, LLC ..............................     108,981       101,089
    United Country Brands, LLC ......................      86,175        74,457
    Tacoma Export Marketing Company .................       8,414        11,638
   Other ............................................      57,943        45,122
                                                         --------      --------
                                                         $496,607      $467,953
                                                         ========      ========

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 4.  INVESTMENTS (CONTINUED)

     In March 2000, the Company purchased an additional 10% interest in Ventura Foods, LLC, its consumer products and packaging joint venture, for $25.6 million, of which $13.8 million was goodwill. The Company has a 50% interest in this joint venture. The following provides summarized unaudited information for Ventura Foods, LLC, balance sheets as of August 31, 2002 and 2001 and statements of operations for the twelve months ended August 31, 2002, 2001 and 2000:

                                           2002          2001
                                       -----------   -----------
                                        (DOLLARS IN THOUSANDS)
   Current assets ..................    $171,084      $159,062
   Non-current assets ..............     231,045       221,000
   Current liabilities .............     133,230       114,883
   Non-current liabilities .........      90,819       104,144


                                 2002           2001          2000
                            -------------   -----------   -----------
                                     (DOLLARS IN THOUSANDS)
   Net sales ............    $1,013,475      $925,962      $896,941
   Gross profit .........       181,217       161,405       143,394
   Net income ...........        75,368        71,148        55,115

     Effective January 1, 2000, CHS Cooperatives, Farmland and Land O'Lakes created Agriliance, a distributor of crop nutrients, crop protection products and other agronomy inputs and services. At formation, Agriliance managed the agronomy marketing operations of CHS Cooperatives, Farmland and Land O'Lakes, with the Company exchanging the right to use its agronomy operations for 26.455% of the results of the jointly managed operations.

     In March 2000, the Company sold 1.455% of its economic interest in Agriliance to Land O'Lakes, resulting in a gain of $7.4 million. On July 31, 2000, the Company exchanged its ownership interest in the Cenex/Land O'Lakes Agronomy Company and in Agro Distribution, LLC, with a total investment of $64.7 million, for a 25% equity interest in Agriliance. Agriliance ownership also includes Farmland (25%) and Land O'Lakes (50%). The interests of the Company and Farmland are held through equal ownership in United Country Brands, LLC, a joint venture holding company whose sole operations consist of the ownership of a 50% interest in Agriliance. Equity in the joint venture was recorded at historical carrying value of its ownership in Cenex/Land O'Lakes Agronomy Company and Agro Distribution, LLC and no gain or loss was recorded on the exchange. In July 2000, Agriliance secured its own financing, which is without recourse to the Company. Also in July 2000, Agriliance purchased the net working capital related to agronomy operations from each of its member owners, consisting primarily of trade accounts receivable and inventories, net of accounts payable.

     The following provide summarized information for Agriliance balance sheets as of August 31, 2002 and 2001 and statements of operations for the years ended August 31, 2002 and 2001:

                                           2002          2001
                                       -----------   -----------
                                        (DOLLARS IN THOUSANDS)
   Current assets ..................    $922,958      $956,496
   Non-current assets ..............     134,247       158,107
   Current liabilities .............     700,903       802,341
   Non-current liabilities .........     107,960       110,964

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 4.  INVESTMENTS (CONTINUED)

                                             2002            2001
                                        -------------   -------------
                                           (DOLLARS IN THOUSANDS)
   Net sales ........................    $3,625,849      $4,072,248
   Earnings from operations .........        57,604          50,423
   Net income .......................        47,044          25,053

     The Company's contribution of its equity interest in Agriliance occurred on July 31, 2000, and as such, net sales, gross profits and net income for the one month ended August 31, 2000 have been excluded from the above summarized information of statements of operations, as they were not material.

     Disclosure of the fair value of financial instruments to which the Company is a party includes estimates and assumptions which may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Financial instruments are carried at amounts that approximate estimated fair value. Investments in cooperatives and joint ventures have no quoted market prices and, as such, it is not practicable to estimate their fair value.

     Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby CHS Cooperatives may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

5.  PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment as of August 31, 2002 and 2001 is as follows:

                                                                  2002           2001
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
   Land and land improvements .............................   $   63,045     $   55,092
   Buildings ..............................................      371,107        348,081
   Machinery and equipment ................................    1,470,475      1,434,598
   Office and other .......................................       62,144         56,740
   Construction in progress ...............................       71,540         38,723
                                                              ----------     ----------
                                                               2,038,311      1,933,234
   Less accumulated depreciation and amortization .........      980,890        909,362
                                                              ----------     ----------
                                                              $1,057,421     $1,023,872
                                                              ==========     ==========

     In January 2002, the Company formed a limited liability company (LLC) with Cargill, Incorporated to engage in wheat flour milling and processing. The Company holds a 24% interest in the entity, which is known as Horizon Milling, LLC (Horizon). The Company is leasing its wheat milling facilities and related equipment to Horizon under operating lease agreements. The book value of the leased milling assets at August 31, 2002 was $104.9 million, net of accumulated depreciation of $25.3 million.

     For the years ended August 31, 2002, 2001 and 2000, the Company capitalized interest of $2.1 million, $1.2 million and $2.7 million, respectively, related to long-term construction projects.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

6.  OTHER ASSETS

     Other assets as of August 31, 2002 and 2001 are as follows:

                                                                               2002         2001
                                                                            ----------   ----------
                                                                            (DOLLARS IN THOUSANDS)
   Goodwill .............................................................    $ 27,926     $ 29,153
   Non-compete covenants, less accumulated amortization of $2,896 and
    $1,329, respectively ................................................      11,204        1,765
   Customer lists, less accumulated amortization of $3,511 and $1,946,
    respectively ........................................................       8,447        8,095
   Other intangible assets, less accumulated amortization of $2,462 and
    $1,513, respectively ................................................      15,795          239
   Prepaid pension and other benefit assets .............................      54,230      100,727
   Deferred tax asset ...................................................      50,544       44,316
   Notes receivable .....................................................       4,822        5,629
   Other ................................................................       4,354        4,534
                                                                             --------     --------
                                                                             $177,322     $194,458
                                                                             ========     ========

     Intangible assets subject to amortization are amortized on a straight-line basis over the number of years that approximate their respective useful lives (ranging from 2 to 15 years). The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefit obtained by the Company in each reporting period. Amortization expense for the year ended August 31, 2002 was $4.2 million. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $4.0 million annually.

     Through Country Energy, LLC, formerly a joint venture with Farmland, the Company marketed refined petroleum products including gasoline, diesel fuel, propane and lubricants under the Cenex brand. On November 30, 2001, the Company purchased the wholesale energy business of Farmland, as well as all interest in Country Energy, LLC. Based on estimated fair values, $26.4 million of the purchase price was allocated to intangible assets, primarily trademarks, tradenames and non-compete agreements. The intangible assets have a weighted-average life of approximately 12 years. The Company also entered into an exclusive two-year supply agreement to purchase, at prevailing market prices, all of the refined fuels production from Farmland's Coffeyville, Kansas facility.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

7.  NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt as of August 31, 2002 and 2001 consisted of the following:

                                                            INTEREST RATES
                                                            AT AUGUST 31,
                                                                 2002              2002          2001
                                                         -------------------   -----------   -----------
                                                                                (DOLLARS IN THOUSANDS)
   Notes payable (a)(g) ..............................   2.32% to 2.78%         $332,514      $ 97,195
                                                                                ========      ========
   Long-term debt:
    Revolving term loans from cooperative and
     other banks, payable in installments through
     2009, when the balance is due (b)(c)(g) .........   2.16% to 13.00%        $254,962      $236,611
    Private placement, payable in equal
     installments beginning in 2008 through
     2013 (d)(g) .....................................   6.81%                   225,000       225,000
    Private placement, payable in equal
     installments beginning in 2005 through
     2011 (e)(g) .....................................   7.43% to 7.90%           80,000        80,000
    Industrial Revenue Bonds, payable in
     installments through 2011 (f) ...................   5.23% to 12.97%           7,444        12,806
    Other notes and contracts ........................   4.00% to 14.00%           4,718         5,580
                                                                                --------      --------
    Total long-term debt .............................                           572,124       559,997
    Less current portion .............................                            89,032        17,754
                                                                                --------      --------
    Long-term portion ................................                          $483,092      $542,243
                                                                                ========      ========

     Weighted average interest rates at August 31:

                                   2002         2001
                                ----------   ----------
   Short-term debt ..........       2.58%        4.18%
   Long-term debt ...........       6.38%        6.91%

------------------
(a) The Company finances its working capital needs through short-term lines of credit with a syndication of banks. The Company has a 364-day credit facility of $550.0 million, all of which is committed, and of which $332.0 million was outstanding on August 31, 2002. In addition to this short-term line of credit, the Company has a 364-day credit facility dedicated to NCRA with a syndication of banks in the amount of $30.0 million, all of which is committed, with no amounts outstanding on August 31, 2002. Other miscellaneous notes payable totaled $0.5 million at August 31, 2002.

(b) The Company established a $200.0 million five-year revolving credit facility with a syndication of banks. On August 31, 2002, the Company had an outstanding balance of $75.0 million.

(c) The Company established a long-term credit agreement which committed $200.0 million of long-term borrowing capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the expiration date of that commitment. On August 31, 2002, $144.3 million was outstanding. NCRA term loans of $18.0 million are collateralized by NCRA's investment in CoBank.

(d) The Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.

(e) In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. A long-term note was issued for $25.0 million. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility.

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

7.  NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

(f) Industrial Revenue Bonds in the amount of $2.7 million are collateralized by property, plant and equipment, primarily energy refinery equipment, with a cost of approximately $152.0 million, less accumulated depreciation of approximately $115.2 million on August 31, 2002.

(g) Restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

     The fair value of long-term debt approximates book value as of August 31, 2002 and 2001.

     The aggregate amount of long-term debt payable as of August 31, 2002 is as follows (dollars in thousands):

   2003 ...............    $ 89,032
   2004 ...............      15,079
   2005 ...............      34,511
   2006 ...............      34,938
   2007 ...............      41,709
   Thereafter .........     356,855
                           --------
                           $572,124
                           ========

     On October 18, 2002, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million, which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and will be repaid in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and will be repaid in equal semi-annual installments of approximately $4.6 million during fiscal years 2012 through 2018. The proceeds were used to pay down the Company's short-term debt.

8.  INCOME TAXES

     As a result of the Company's by-law changes during 2001, and the by-law changes of its majority-owned subsidiary (NCRA) in 2002, to distribute patronage based on financial statement earnings (see Note 1), the statutory rate applied to the cumulative differences between financial statement earnings and tax basis earnings, has been changed. In connection with this change the Company recorded a deferred tax benefit of $10.9 million as of August 31, 2002 and $34.2 million as of August 31, 2001. The $10.9 million deferred tax benefit recorded as a result of the change in patronage distribution by NCRA as of August 31, 2002 has been offset by a $10.9 million NCRA valuation allowance. An additional $6.2 million of deferred tax benefit generated by NCRA was also offset by a valuation allowance.

     The provision for income taxes for the years ended August 31, 2002, 2001 and 2000 is as follows:

                                       2002           2001          2000
                                   ------------   ------------   ---------
                                           (DOLLARS IN THOUSANDS)
   Current .....................    $  14,300      $  21,025      $4,347
   Deferred ....................      (12,700)       (49,025)       (467)
   Valuation allowance .........       17,100          2,400
                                    ---------      ---------      ------
   Income taxes ................    $  18,700      $ (25,600)     $3,880
                                    =========      =========      ======

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 8.  INCOME TAXES (CONTINUED)

     The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of August 31, 2002 and 2001 is as follows:

                                                                         2002          2001
                                                                     ------------   ----------
                                                                      (DOLLARS IN THOUSANDS)
   Deferred tax assets:
    Accrued expenses and valuation reserves ......................    $  49,236      $ 42,704
    Postretirement health care and deferred compensation .........       32,671        24,842
    Property, plant and equipment ................................       11,532         9,570
    Alternative minimum tax credit and patronage loss
     carryforward ................................................        6,993         4,540
    Other ........................................................       12,439        12,885
                                                                      ---------      --------
     Total deferred tax assets ...................................      112,871        94,541
                                                                      ---------      --------
   Deferred tax liabilities:
    Pension, including minimum liability .........................        2,635         9,536
    Equity method investments ....................................       20,482        27,893
    Other ........................................................          730         1,314
                                                                      ---------      --------
   Total deferred tax liabilities ................................       23,847        38,743
                                                                      ---------      --------
   Deferred tax assets valuation reserve .........................      (19,466)       (2,400)
                                                                      ---------      --------
   Net deferred tax asset ........................................    $  69,558      $ 53,398
                                                                      =========      ========

     As of August 31, 2002, net deferred tax assets of $19.0 million and $50.5 million are included in current assets and other assets, respectively ($9.1 million and $44.3 million, respectively, as of August 31, 2001). At August 31, 2002, NCRA recognized a valuation allowance for the entire tax benefit associated with its net deferred tax assets, as it is considered more likely than not, based on the weight of available information, that the future tax benefits related to these items will not be realized. At August 31, 2002, NCRA's net deferred tax assets of approximately $19.5 million were comprised of deferred tax assets of $23.4 million and deferred tax liabilities of $3.9 million. Deferred tax assets are comprised of basis differences related to inventories, investments, lease obligations, accrued liabilities and certain federal and state tax credits. NCRA files a separate tax return and, as such, these items must be assessed independently of the Company's deferred tax assets when determining recoverability. At August 31, 2001, NCRA also recorded a valuation allowance of $2.4 million to account for uncertainties regarding the recoverability of certain state tax credits.

     The reconciliation of the statutory federal income tax rate to the effective tax rate for the years ended August 31, 2002, 2001 and 2000 is as follows:

                                                                       2002          2001          2000
                                                                    ----------   ------------   ----------
   Statutory federal income tax rate ............................       35.0%         35.0%         35.0%
   State and local income taxes, net of federal income
    tax benefit .................................................        3.9           3.9           3.9
   Patronage earnings ...........................................      (25.0)        (32.8)        (37.3)
   Tax effect of changes in deferred patronage ..................                                    4.4
   Change in patronage determination ............................       (7.5)        (22.4)
   Export activities at rates other than the
    U.S. statutory rate .........................................       (1.9)
   Deferred tax asset valuation allowance .......................       11.8           1.6
   Rate changes on deferred tax assets and liabilities ..........                                   (2.5)
   Other ........................................................       (3.4)         (2.0)          0.8
                                                                       -----         -----         -----
   Effective tax rate ...........................................       12.9%        (16.7)%         4.3%
                                                                       =====         =====         =====

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 8.  INCOME TAXES (CONTINUED)

     The principal differences between financial statement income and taxable income for the years ended August 31, 2002, 2001 and 2000 are as follows:

                                                        2002           2001           2000
                                                    -----------   -------------   ------------
                                                              (DOLLARS IN THOUSANDS)
   Income before income taxes ...................    $ 144,838     $  152,954      $  91,268
   Financial reporting/tax differences: .........
    Environmental reserves ......................        1,939          4,453           (728)
    Oil and gas activities, net .................        1,540        (22,230)         2,600
    Energy inventory market reserves ............         (933)        (2,441)           (19)
    Pension and compensation ....................      (21,491)         8,981
    Investments in other entities ...............        1,898         26,495
    Export activities ...........................       (7,141)
    Other, net ..................................       (2,291)        10,038          3,255
    Patronage refund provisions .................      (92,900)      (128,900)       (87,400)
                                                     ---------     ----------      ---------
   Taxable income ...............................    $  25,459     $   49,350      $   8,976
                                                     =========     ==========      =========

 9.  EQUITIES

     In accordance with the by-laws and by action of the Board of Directors, annual net savings from patronage sources are distributed to consenting patrons following the close of each year, and are based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates.

     Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, allocated to members in the form of nonpatronage equity certificates.

     Inactive direct members and patrons and active direct members and patrons age 61 and older on June 1, 1998 are eligible for redemption of their capital equity certificates at age 72 or death. For other active direct members and patrons and member cooperatives, equities will be redeemed annually as determined by the Board of Directors.

     On May 31, 1997, the Company completed an offering for the sale of Equity Participation Units (EPUs) in its Wheat Milling Defined Business Unit and its Oilseed Processing and Refining Defined Business Unit to qualified subscribers. Qualified subscribers were identified as Defined Members or representatives of Defined Members who were persons or associations of producers actually engaged in the production of agricultural products. Subscribers were allowed to purchase a portion of their EPUs by exchanging existing patronage certificates. The purchasers of EPUs had the right and obligation to deliver annually the number of bushels of wheat or soybeans equal to the number of units held. Unit holders participated in the net patronage-sourced income from operations of the applicable Defined Business Unit as patronage refunds. Retirements of patrons' equities attributable to EPUs, were at the discretion of the Board of Directors, and it was the Board's goal to retire such equity on a revolving basis seven years after declaration.

     During 2001, the Company's Board of Directors adopted a resolution to issue, at no charge, to each Defined Member of the Oilseed Processing and Refining Defined Business Unit an additional 1/4 EPU, for each EPU held, due to increased crush volume.

     In August 2001, the CHS Cooperatives Board of Directors approved and consummated a plan to end the Defined Investment Program. The Company redeemed all of the EPUs and allocated the assets

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 9.  EQUITIES (CONTINUED)

of the Oilseed Processing and Refining and Wheat Milling Defined Business Units to the Company as provided in the plan. The amounts redeemed to the Oilseed Processing and Refining and Wheat Milling Defined Member EPU holders were $5.2 million and $9.1 million, respectively. Due to loss carry-forwards incurred by the Wheat Milling Defined Business Unit, the plan also provided for the cancellation of all outstanding Preferred Capital Certificates issued to the Wheat Milling EPU holders, totaling $0.2 million. The plan further provided to the Oilseed Processing and Refining Defined Member EPU holders for the redemption of all outstanding Preferred Capital Certificates issued of $0.2 million and a 100% cash distribution during 2002 for the patronage refunds earned for the fiscal year ended August 31, 2001.

     The Board of Directors has authorized the sale and issuance of up to 50,000,000 shares of 8% Preferred Stock at a price of $1.00 per share. The Company filed a registration statement on Form S-2 with the Securities and Exchange Commission registering the Preferred Stock. The registration statement was declared effective on October 31, 2001 and sales of the Preferred Stock were $9.3 million (9,325,374 shares) through August 31, 2002. Cash dividends are paid at a rate of 8% per annum per share and are fully cumulative. There is no sinking fund requirement and the Company may redeem all or any portion of the preferred stock upon 30 days written notice at $1.00 per share. Expenses related to the issuance of the Preferred Stock were $3.4 million through the year ended August 31, 2002 and have been included as a component of unallocated capital reserve.

10.   EMPLOYEE BENEFIT PLANS

     The Company has various pension and other defined benefit and defined contribution plans, in which substantially all employees may participate.

     Financial information on changes in benefit obligation and plan assets funded and balance sheet status as of August 31, 2002 and 2001 is as follows:

                                                           PENSION BENEFITS            OTHER BENEFITS
                                                       -------------------------   -----------------------
                                                           2002          2001         2002         2001
                                                       -----------   -----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
Change in benefit obligation:
 Benefit obligation at beginning of period .........    $ 253,564     $ 258,059     $ 22,667     $ 21,439
 Service cost ......................................       10,443         8,506          557          566
 Interest cost .....................................       18,559        18,487        1,586        1,569
 Plan participants contributions ...................                                     189
 Plan amendments ...................................        2,383             6                    (1,005)
 Transfers .........................................        3,677        (2,387)
 Actuarial loss (gain) .............................        2,764        (2,842)       1,716        1,902
 Assumption change .................................                      2,534          638
 Settlements .......................................                        643
 Benefits paid .....................................      (22,979)      (29,442)      (2,438)      (1,804)
                                                        ---------     ---------     --------     --------
 Benefit obligation at end of period ...............    $ 268,411     $ 253,564     $ 24,915     $ 22,667
                                                        =========     =========     ========     ========

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 10.   EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                                PENSION BENEFITS                 OTHER BENEFITS
                                                          -----------------------------   -----------------------------
                                                               2002            2001            2002            2001
                                                          -------------   -------------   -------------   -------------
                                                                              (DOLLARS IN THOUSANDS)
Change in plan assets:
 Fair value of plan assets at beginning of period .....     $ 230,121       $ 266,896
 Actual loss on plan assets ...........................       (14,810)        (16,206)
 Company contributions ................................         5,554          11,669       $   2,249       $   1,804
 Participants contributions ...........................                                           189
 Net transfers ........................................         3,677          (2,796)
 Benefits paid ........................................       (22,979)        (29,442)         (2,438)         (1,804)
                                                            ---------       ---------       ---------       ---------
 Fair value of plan assets at end of period ...........     $ 201,563       $ 230,121       $      --       $      --
                                                            =========       =========       =========       =========
 Funded status ........................................     $ (66,848)      $ (23,443)      $ (24,915)      $ (22,667)
 Employer contributions after measurement date                 31,394           1,262             269             264
 Unrecognized actuarial loss (gain) ...................        85,082          47,368          (3,505)         (6,363)
 Unrecognized transition (asset) obligation ...........                          (708)         10,197          11,133
 Unrecognized prior service cost ......................        10,569           9,639          (1,336)         (1,534)
                                                            ---------       ---------       ---------       ---------
 Prepaid benefit cost (accrued) .......................     $  60,197       $  34,118       $ (19,290)      $ (19,167)
                                                            =========       =========       =========       =========
Amounts recognized on balance sheets
 consist of:
 Prepaid benefit cost .................................                     $  43,918
 Accrued benefit liability ............................     $ (23,837)        (12,214)      $ (19,290)      $ (19,167)
 Intangible asset .....................................         7,995           1,055
 Minority interests ...................................         6,195
 Accumulated other comprehensive loss .................        69,844           1,359
                                                            ---------       ---------       ---------       ---------
 Net amounts recognized ...............................     $  60,197       $  34,118       $ (19,290)      $ (19,167)
                                                            =========       =========       =========       =========

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2002. The rate was assumed to decrease gradually to 6.0% for 2004 and remain at that level thereafter. Components of net periodic benefit costs for the years ended August 31, 2002, 2001 and 2000 are as follows:

                                                             PENSION BENEFITS                          OTHER BENEFITS
                                                ------------------------------------------   -----------------------------------
                                                    2002           2001           2000          2002         2001         2000
                                                ------------   ------------   ------------   ----------   ----------   ---------
                                                                                (DOLLARS IN THOUSANDS)
Components of net periodic
 benefit cost:
 Service cost ...............................    $  10,443      $   8,506      $   8,777       $  557       $  566      $  657
 Interest cost ..............................       18,559         18,487         18,058        1,586        1,569       1,470
 Expected return on assets ..................      (21,386)       (22,855)       (20,485)
 Prior service cost amortization ............        1,314          1,193          1,182         (197)        (131)        (77)
 Actuarial loss (gain) amortization .........        1,387            375           (530)        (505)        (538)       (604)
 Transition amount amortization .............         (708)          (861)        (1,120)         936          936         936
 Other ......................................                                                                  (22)
                                                 ---------      ---------      ---------       ------       ------      ------
 Net periodic benefit cost ..................    $   9,609      $   4,845      $   5,882       $2,377       $2,380      $2,382
                                                 =========      =========      =========       ======       ======      ======
Weighted-average assumptions:
 Discount rate ..............................         7.10%          7.30%          7.50%        7.10%        7.30%       7.50%
 Expected return on plan assets .............         9.00%          9.00%          9.00%         N/A          N/A         N/A
 Rate of compensation increase ..............         5.00%          5.00%          5.00%        5.00%        5.00%       5.00%

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 10.   EMPLOYEE BENEFIT PLANS (CONTINUED)


     The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows as of August 31, 2002 and 2001:

                                                  2002         2001
                                              -----------   ----------
                                               (DOLLARS IN THOUSANDS)
   Projected benefit obligation ...........    $268,411      $23,247
   Accumulated benefit obligation .........     256,795       18,599
   Fair value of plan assets ..............     201,563        6,385

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                                                        1% POINT      1% POINT
                                                                        INCREASE      DECREASE
                                                                       ----------   -----------
                                                                        (DOLLARS IN THOUSANDS)
   Effect on total of service and interest cost components .........     $  177      $   (202)
   Effect on postretirement benefit obligation .....................      1,435        (1,210)

     The Company provides defined life insurance and health care benefits for certain retired employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

     The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were $11.0 million, $6.1 million and $4.6 million, for the years ended August 31, 2002, 2001 and 2000, respectively.

11.  SEGMENT REPORTING

     The Company manages five business segments, which are based on products and services, and are Agronomy, Energy, Country Operations, Grain Marketing, and Processed Grains and Foods. Reconciling Amounts represent the elimination of sales between segments. Due to cost allocations and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

     Segment information for the years ended August 31, 2002, 2001 and 2000 is as follows:

                                                                                  PROCESSED     CORPORATE
                                                         COUNTRY       GRAIN      GRAINS AND       AND      RECONCILING
                              AGRONOMY      ENERGY     OPERATIONS    MARKETING      FOODS         OTHER       AMOUNTS      TOTAL
                             ----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
                                                                     (DOLLARS IN THOUSANDS)
For the year ended
 August 31, 2002:
Net sales ................                $2,657,689   $1,474,553    $3,787,322   $  496,084                $ (683,781)  $7,731,867
Patronage dividends ......   $      (89)         458        2,572           497          260   $      187                     3,885
Other revenues ...........                     6,392       80,789        21,902       (1,469)       1,845                   109,459
                             ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
                                    (89)   2,664,539    1,557,914     3,809,721      494,875        2,032     (683,781)   7,845,211
Cost of goods sold .......                 2,489,352    1,471,422     3,778,838      457,538                  (683,781)   7,513,369
Marketing, general and
 administrative ..........        8,957       66,731       47,995        22,213       36,930        4,466                   187,292
Interest .................       (1,403)      16,875       13,851         4,807        9,514       (1,189)                   42,455
Equity (income) loss from
 investments .............      (13,425)       1,166         (283)       (4,257)     (41,331)          (3)                  (58,133)
Minority interests .......                    14,604          786                                                            15,390
                             ----------  -----------   ----------    ----------   ----------   ----------   ----------   ----------
Income (loss) before
 income taxes ............   $    5,782  $    75,811   $   24,143    $    8,120   $   32,224   $   (1,242)  $       --   $  144,838
                             ==========  ===========   ==========    ==========   ==========   ==========   ==========   ==========

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 11.  SEGMENT REPORTING (CONTINUED)

                                                                                 PROCESSED    CORPORATE
                                                       COUNTRY       GRAIN      GRAINS AND       AND      RECONCILING
                             AGRONOMY      ENERGY     OPERATIONS    MARKETING     FOODS         OTHER       AMOUNTS        TOTAL
                            ----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
                                    (DOLLARS IN THOUSANDS)                                (DOLLARS IN THOUSANDS)
For the year ended
 August 31, 2002:
Goodwill ................                $    4,059   $      262                $   23,605                              $   27,926
                                         ==========   ==========                ==========                              ==========
Capital expenditures ....                $   54,576   $   34,305   $   14,851   $   35,144   $    1,293                 $  140,169
                                         ==========   ==========   ==========   ==========   ==========                 ==========
Depreciation and
 amortization ...........   $    1,247   $   58,701   $   21,214   $    6,235   $   13,436   $    3,153                 $  103,986
                            ==========   ==========   ==========   ==========   ==========   ==========                 ==========
Total identifiable assets
 at August 31, 2002 .....   $  242,015   $1,305,828   $  799,711   $  481,232   $  439,942   $  212,999                 $3,481,727
                            ==========   ==========   ==========   ==========   ==========   ==========                 ==========
For the year ended
 August 31, 2001:
Net sales ...............                $2,781,243   $1,577,268   $3,514,314   $  662,726                $  (782,539)  $7,753,012
Patronage dividends .....   $      196          712        3,683          840          339   $      207                      5,977
Other revenues ..........                     4,036       80,479       22,964         (238)       9,013                    116,254
                            ----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
                                   196    2,785,991    1,661,430    3,538,118      662,827        9,220      (782,539)   7,875,243
Cost of goods sold ......                 2,549,099    1,569,884    3,514,575      619,184                   (782,539)   7,470,203
Marketing, general and
 administrative .........        8,503       48,432       53,417       22,396       44,870        6,428                    184,046
Interest ................       (4,529)      25,097       15,695        8,144       13,026        4,003                     61,436
Equity (income) loss from
 investments ............       (7,360)       4,081         (246)      (4,519)     (35,505)      15,055                    (28,494)
Minority interests ......                    34,713          385                                                            35,098
                            ----------   ----------   ----------   ----------   ----------  ----------    -----------   ----------
Income (loss) before
 income taxes ...........   $    3,582   $  124,569   $   22,295   $   (2,478)  $   21,252   $  (16,266)  $        --   $  152,954
                            ==========   ==========   ==========   ==========   ==========   ==========   ===========   ==========
Goodwill ................                $    5,175   $      373                $   23,605                              $   29,153
                                         ==========   ==========                ==========                              ==========
Capital expenditures ....                $   38,984   $   32,448   $    3,715   $   20,485   $    1,978                 $   97,610
                                         ==========   ==========   ==========   ==========   ==========                 ==========
Depreciation and
 amortization ...........   $    1,250   $   55,343   $   21,738   $    4,917   $   22,304   $    3,628                 $  109,180
                            ==========   ==========   ==========   ==========   ==========   ==========                 ==========
Total identifiable assets
 at August 31, 2001 .....   $  230,051   $1,154,036   $  679,053   $  345,696   $  430,871   $  217,612                 $3,057,319
                            ==========   ==========   ==========   ==========   ==========   ==========                 ==========
For the year ended
 August 31, 2000:
Net sales ...............   $  808,659   $2,959,622   $1,409,892   $3,453,807   $  584,052                $  (718,182)  $8,497,850
Patronage dividends .....          224          311        3,830          861          100   $      168                      5,494
Other revenues ..........        5,817        2,792       68,436       15,440          (10)       4,996                     97,471
                            ----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
                               814,700    2,962,725    1,482,158    3,470,108      584,142        5,164      (718,182)   8,600,815
Cost of goods sold ......      764,744    2,862,715    1,404,120    3,439,863      547,234                   (718,182)   8,300,494
Marketing, general and
 administrative .........       20,832       43,332       44,136       21,412       21,462        4,092                    155,266
Interest ................       (3,512)      27,926       12,782        8,701        9,851        1,818                     57,566
Equity loss (income) from
 investments ............        4,336         (856)      (1,007)      (6,452)     (24,367)          21                    (28,325)
Minority interests ......                    24,443          103                                                            24,546
                            ----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
Income (loss) before
 income taxes ...........   $   28,300   $    5,165   $   22,024   $    6,584   $   29,962   $     (767)  $        --   $   91,268
                            ==========   ==========   ==========   ==========   ==========   ==========   ===========   ==========
Capital expenditures ....                $   65,017   $   38,514   $   12,096   $   36,494   $    1,675                 $  153,796
                                         ==========   ==========   ==========   ==========   ==========                 ==========
Depreciation and
 amortization ...........   $      106   $   52,017   $   21,717   $    3,803   $   11,440   $    3,616                 $   92,699
                            ==========   ==========   ==========   ==========   ==========   ==========                 ==========

12.  COMMITMENTS AND CONTINGENCIES

     ENVIRONMENTAL -- The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the future costs of remediation of identified issues, which are

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

 12.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

included in cost of goods sold in the consolidated statements of operations. Additional costs for matters, which may be identified in the future, cannot be presently determined. The resolution of any such matters may have an impact on the Company's consolidated financial results for a particular reporting period; however, management believes any such matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     In connection with certain refinery upgrades and enhancements that are necessary in order to comply with existing environmental regulations, the Company expects to incur additional capital expenditures of approximately $340 million in relation to these projects over the next four years, primarily at the NCRA refinery. The Company anticipates funding these projects with a combination of cash flows from operations and additional indebtedness.

     OTHER LITIGATION AND CLAIMS -- The Company is involved as a defendant in various lawsuits, claims and disputes which are in the normal course of the Company's business. The resolution of any such matters may have an impact on the Company's consolidated financial results for a particular reporting period; however, management believes any resulting liability will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     GRAIN STORAGE -- As of August 31, 2002 and 2001, the Company stored grain and processed grain products for third parties totaling $148.0 million and $177.0 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company's inventories.

     GUARANTEES -- The Company is a guarantor for lines of credit for related companies totaling up to $86.2 million, of which $45.1 million was outstanding as of August 31, 2002. All outstanding loans with respective creditors are current as of August 31, 2002.

     LEASE COMMITMENTS -- The Company leases approximately 1,700 rail cars with remaining lease terms of one to 10 years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases.

     Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income was $30.2 million, $35.5 million and $38.0 million for the years ended August 31, 2002, 2001 and 2000, respectively. Mileage credits and sublease income were $9.5 million, $11.0 million and $10.6 million for the years ended August 31, 2002, 2001 and 2000, respectively.

     Minimum future lease payments, required under noncancellable operating leases as of August 31, 2002, are as follows:

                                                                               EQUIPMENT
                                                    RAIL CARS     VEHICLES     AND OTHER       TOTAL
                                                   -----------   ----------   -----------   ----------
                                                                  (DOLLARS IN THOUSANDS)
   2003 ........................................     $ 9,100      $ 9,436       $14,417      $32,953
   2004 ........................................       7,091        6,992        10,116       24,199
   2005 ........................................       5,525        5,183         5,286       15,994
   2006 ........................................       2,018        3,321         3,561        8,900
   2007 ........................................       1,042        1,657         2,433        5,132
   Thereafter ..................................       4,025          255           515        4,795
                                                     -------      -------       -------      -------
   Total minimum future lease payments .........     $28,801      $26,844       $36,328      $91,973
                                                     =======      =======       =======      =======

              CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

13.  SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

     Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2002, 2001 and 2000 is as follows:

                                                             2002           2001           2000
                                                         ------------   ------------   ------------
                                                                   (DOLLARS IN THOUSANDS)
   Net cash paid during the period for:
    Interest .........................................    $  44,231      $  63,034      $  57,062
    Income taxes .....................................       27,965         11,709          3,785
   Other significant noncash transactions:
    (Distributions)/contributions of inventories of
     minority interests ..............................                     (54,399)        54,399
    Capital equity certificates issued in exchange for
     elevator properties .............................        1,842          5,481          7,921
    Equity Participation Units issued ................                       1,045
    Accrual of patronage dividends and equity
     retirements payable .............................      (56,510)       (72,154)       (43,694)
    Other comprehensive (loss) income ................      (49,982)           512         (1,257)

14.  RELATED PARTIES TRANSACTIONS

     As of August 31, 2002, the Company had related party transactions, which consisted of sales of $550.0 million, purchases of $502.4 million, receivables of $21.2 million and payables of $18.3 million with its equity investees. These related party transactions were primarily with Agriliance, CF Industries, Inc., Horizon Milling, Tacoma Export Marketing Company and Ventura Foods, LLC.

15.  COMPREHENSIVE INCOME

     The components of comprehensive income for the years ended August 31, 2002, 2001 and 2000 are as follows:

                                                                   2002          2001         2000
                                                               -----------   -----------   ----------
                                                                       (DOLLARS IN THOUSANDS)
   Net income ..............................................    $ 126,138     $178,554      $ 87,388
    Additional minimum pension liability, net of taxes .....      (48,797)         (15)          153
    Financial instruments, net of taxes ....................         (548)         527        (1,410)
    Cash flow hedges, net of taxes .........................         (637)
                                                                ---------     --------      --------
   Comprehensive income ....................................    $  76,156     $179,066      $ 86,131
                                                                =========     ========      ========

     The components of accumulated other comprehensive loss as of August 31, 2002 and 2001 are as follows:

                                                                     2002         2001
                                                                  ----------   ---------
                                                                  (DOLLARS IN THOUSANDS)
   Additional minimum pension liability, net of taxes .........    $50,051      $1,254
   Financial instruments, net of taxes ........................      1,209         661
   Cash flow hedges, net of taxes .............................        637
                                                                   -------      ------
   Accumulated other comprehensive loss .......................    $51,897      $1,915
                                                                   =======      ======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members and Patrons of Cenex Harvest States Cooperatives:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equities and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Cenex Harvest States Cooperatives and subsidiaries as of August 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS, LLP
October 18, 2002
Minneapolis, Minnesota

                                 [LOGO OF CENEX]

                                2,500,000 SHARES

                    8% CUMULATIVE REDEEMABLE PREFERRED STOCK

                        CENEX HARVEST STATES COOPERATIVES

                                $25.00 PER SHARE



                               ------------------



                              ______________, 2003

                               ------------------

                               D.A. DAVIDSON & CO.
                           U.S. BANCORP PIPER JAFFRAY
                              FAHNESTOCK & CO. INC.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The fees and expenses incurred by the registrant in connection with the offering are payable by the registrant and, other than registration, filing and listing fees, are estimated as follows:

       Securities and Exchange Commission Registration Fee.....   $   6,613
       NASD Filing Fee.........................................       6,750
       Nasdaq Listing Fee......................................     100,000
       Legal Fees and Expenses.................................
       Blue Sky Fees and Expenses..............................       5,000
       Accounting Fees.........................................      60,000
       Miscellaneous...........................................
       Total...................................................   $


ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Our Bylaws require CHS to indemnify each director, officer, manager, employee or agent, and any person serving at our request as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred to the fullest extent permitted under the laws of Minnesota.

         Our Articles of Incorporation limit the liability of directors, in their capacity as directors, to the full extent permitted by Minnesota law. As permitted by Minnesota law, our Articles of Incorporation provide that a director shall not be personally liable to the Company or its members for monetary damages for breach of fiduciary duty as a director, except for liability for a breach of the director's duty of loyalty to the Company or its members, for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for a transaction from which the director derived an improper personal benefit or for an act or omission occurring prior to the date when such provisions became effective.

         The provision of the Articles of Incorporation limits only the liability of directors, not officers. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

ITEM 16.  EXHIBITS.

         The following exhibits are filed with this Registration Statement:

         Exhibit
         Number   Description
         -------  -----------

         1.1      Form of Underwriting Agreement(17)
         4.1 Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock(17)
         5.1      Opinion of Dorsey & Whitney LLP(17)
         10.1 Lease between the Port of Kalama and North Pacific Grain Growers, Inc., dated November 22, 1960.(2)
         10.2 Limited Liability Company Agreement for the Wilsey-Holsum Foods, LLC dated July 24, 1996.(2)
         10.3 Long Term Supply Agreement between Wilsey-Holsum Foods, LLC and Harvest States Cooperatives dated August 30, 1996.(*)(2)
         10.4 TEMCO, LLC Limited Liability Company Agreement between Cargill, Incorporated and Cenex Harvest States Cooperatives dated as of August 26, 2002.(15)
         10.5     Cenex Harvest States Cooperatives Supplemental Savings
                  Plan.(9)

         10.6 Cenex Harvest States Cooperatives Supplemental Executive Retirement Plan.(9)
         10.7 Cenex Harvest States Cooperatives Senior Management Compensation Plan.(9)
         10.8 Cenex Harvest States Cooperatives Executive Long-Term Variable Compensation Plan.(9)
         10.9     Cenex Harvest States Cooperatives Share Option Plan.(9)
         10.9A Amendment to Cenex Harvest States Share Option Plan, dated June 28, 2001.(12)
         10.10 $225,000,000 Note Agreement (Private Placement Agreement) dated as of June 19, 1998 among Cenex Harvest States Cooperatives and each of the Purchases of the Notes.(3)
         10.11 $400 Million 364-day and $200 Million 5-Year Revolving Loan Credit Agreement dated as of June 1, 1998 among Cenex Harvest States Cooperatives, CoBank, ACB, St. Paul Bank for Cooperatives, et al., including Exhibit 2.4 (form of 364-Day Facility Note) and Exhibit 3.4 (form of 5-Year Note).(3)
         10.11A First Amendment to Credit Agreement (Revolving Loan), effective as of May 31, 1999 among Cenex Harvest States Cooperatives, CoBank, ACB, NationsBank, N.A. and St. Paul Bank for Cooperatives.(5)
         10.11B Second Amendment to Credit Agreement (Revolving Loan) dated May 23, 2000 by and among Cenex Harvest States Cooperatives, CoBank, ACB, Bank of America, SunTrust Bank and the Syndication Parties.(8)
         10.11C Third Amendment to Credit Agreement (Revolving Loan) dated May 23, 2001 among Cenex Harvest States Cooperatives, CoBank, ACB, Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A., SunTrust Bank, BNP Paribas and the Syndication Parties.(11)
         10.11D Fourth Amendment to Credit Agreement (Revolving Loan) dated May 22, 2002 among Cenex Harvest States Cooperatives, CoBank, ACB, Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A., SunTrust Bank, Deere Credit, Inc., Credit Lyonnais Chicago Branch and the Syndication Parties.(14)
         10.12 $200 Million Term Loan Credit Agreement dated as of June 1, 1998 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives, including Exhibit 2.4 (form of $200 Million Promissory Note).(3)
         10.12A First Amendment to Credit Agreement (Term Loan), effective as of May 31, 1999 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives.(5)
         10.12B Second Amendment to Credit Agreement (Term Loan) dated May 23, 2000 by and among Cenex Harvest States Cooperatives, CoBank, ACB, St. Paul Bank for Cooperatives and the Syndication Parties.(8)
         10.12C Third Amendment to Credit Agreement (Term Loan) dated May 23, 2001 among Cenex Harvest States Cooperatives, CoBank, ACB, and the Syndication Parties.(11)
         10.12D Fourth Amendment to Credit Agreement (Term Loan) dated May 22, 2002 among Cenex Harvest States Cooperatives, CoBank, ACB and the Syndication Parties.(14)
         10.13 Limited Liability Agreement of United Harvest, LLC dated November 9, 1998 between United Grain Corporation and Cenex Harvest States Cooperatives.(4)
         10.14 $50 Million 364-Day Revolving Loan Credit Agreement dated as of December 21, 1999 among National Cooperative Refinery Association, CoBank, ACB, Mercantile Bank and Bank of America, N.A.(6)
         10.14A First Amendment to Credit Agreement (364-Day Revolving Loan) dated December 19, 2000 by and among National Cooperative Refinery Association, CoBank, ACB and Firstar Bank, N.A.(13)
         10.15 Joint Venture Agreement for Agriliance LLC, dated as of January 1, 2000 among Farmland Industries, Inc., Cenex Harvest States Cooperatives, United Country Brands, LLC and Land O' Lakes, Inc.(7)
         10.16 Employment Agreement dated September 1, 2000 by and between John D. Johnson and Cenex Harvest States Cooperatives.(9)
         10.17 Note purchase and Private Shelf Agreement dated as of January 10, 2001 between Cenex Harvest States Cooperatives and The Prudential Insurance Company of America.(10)
         10.17A Amendment No. 1 to Note Purchase and Private Shelf Agreement, dated as of March 2,2001.(10)
         10.18 Note Purchase Agreement and Series D & E Senior Notes dated October 18, 2002.(15)
         12.1     Statement of Computation of Ratios(16)
         23.1     Consent of PricewaterhouseCoopers LLP(16)

         23.2     Consent of Deloitte & Touche LLP(16)
         23.5     Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
         24.1     Power of Attorney(16)
         24.2     Power of Attorney(16)

         * Pursuant to Rule 406 of the Securities Act of 1933, as amended, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

         (1) Incorporated by reference to the Company's Form 8-K filed June 10, 1998.

         (2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-17865), effective February 14, 1997.

         (3) Incorporated by reference to the Company's Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998.

         (4) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended November 30, 1998, filed January 13, 1999.

         (5) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended May 31, 1999, filed July 13, 1999.

         (6) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended November 30, 1999, filed January 12, 2000.

         (7) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended February 29, 2000 filed April 11, 2000.

         (8) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended May 31, 2000, filed July 10, 2000.

         (9) Incorporated by reference to the Company's Form 10-K for the year ended August 31, 2000, filed November 22, 2000.

         (10) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended February 28, 2001, filed April 10, 2001.

         (11) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended May 31, 2001, filed July 3, 2001.

         (12) Incorporated by reference to the Company's Registration Statement on Form S-2 (File No. 333-65364), effective October 31, 2001.

         (13) Incorporated by reference to the Company's Form 10-K for the year ended August 31, 2001, filed November 19, 2001.

         (14) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended May 31, 2002, filed July 3, 2002.

         (15) Incorporated by reference to the Company's Form 10-K for the year ended August 31, 2002, filed November 25, 2002.

         (16)     Filed herewith.

         (17)     To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of Minnesota on this 17 day of December, 2002.



                                               CENEX HARVEST STATES COOPERATIVES


                                               By: /s/ John Schmitz
                                                   -----------------------------
                                                   John Schmitz
                                                   Executive Vice President and
                                                   Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                            Title
         ---------                            -----

         John D. Johnson*                     President and Chief
                                              Executive Officer
                                              (principal executive officer)

         John Schmitz                         Executive Vice President and
                                              Chief Financial Officer
                                              (principal financial officer)

         Jodell M. Heller*                    Vice President and Controller
                                              (principal accounting officer)

         Michael Toelle*                      Director
         Bruce Anderson*                      Director
         Robert Bass*                         Director
         David Bielenberg*                    Director
         Dennis Carlson*                      Director
         Curt Eischens*                       Director
         Robert Elliott*                      Director
         Robert Grabarski*                    Director
         Jerry Hasnedl*                       Director
         Glen Keppy*                          Director
         James Kile*                          Director
         Randy Knecht*                        Director
         Leonard Larsen*                      Director
         Richard Owen*                        Director
         Duane Stenzel*                       Director
         Merlin Van Walleghen*                Director
         Elroy Webster*                       Director


*By:   /s/ John Schmitz
     -----------------------
       John Schmitz
       For himself and as Attorney-in-fact

                                 EXHIBIT INDEX

         Exhibit
         Number   Description
         -------  -----------

         1.1      Form of Underwriting Agreement(17)
         4.1 Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock(17)
         5.1      Opinion of Dorsey & Whitney LLP(17)
         10.1 Lease between the Port of Kalama and North Pacific Grain Growers, Inc., dated November 22, 1960.(2)
         10.2 Limited Liability Company Agreement for the Wilsey-Holsum Foods, LLC dated July 24, 1996.(2)
         10.3 Long Term Supply Agreement between Wilsey-Holsum Foods, LLC and Harvest States Cooperatives dated August 30, 1996.(*)(2)
         10.4 TEMCO, LLC Limited Liability Company Agreement between Cargill, Incorporated and Cenex Harvest States Cooperatives dated as of August 26, 2002.(15)
         10.5     Cenex Harvest States Cooperatives Supplemental Savings
                  Plan.(9)
         10.6 Cenex Harvest States Cooperatives Supplemental Executive Retirement Plan.(9)
         10.7 Cenex Harvest States Cooperatives Senior Management Compensation Plan.(9)
         10.8 Cenex Harvest States Cooperatives Executive Long-Term Variable Compensation Plan.(9)
         10.9     Cenex Harvest States Cooperatives Share Option Plan.(9)
         10.9A Amendment to Cenex Harvest States Share Option Plan, dated June 28, 2001.(12)
         10.10 $225,000,000 Note Agreement (Private Placement Agreement) dated as of June 19, 1998 among Cenex Harvest States Cooperatives and each of the Purchases of the Notes.(3)
         10.11 $400 Million 364-day and $200 Million 5-Year Revolving Loan Credit Agreement dated as of June 1, 1998 among Cenex Harvest States Cooperatives, CoBank, ACB, St. Paul Bank for Cooperatives, et al., including Exhibit 2.4 (form of 364-Day Facility Note) and Exhibit 3.4 (form of 5-Year Note).(3)
         10.11A First Amendment to Credit Agreement (Revolving Loan), effective as of May 31, 1999 among Cenex Harvest States Cooperatives, CoBank, ACB, NationsBank, N.A. and St. Paul Bank for Cooperatives.(5)
         10.11B Second Amendment to Credit Agreement (Revolving Loan) dated May 23, 2000 by and among Cenex Harvest States Cooperatives, CoBank, ACB, Bank of America, SunTrust Bank and the Syndication Parties.(8)
         10.11C Third Amendment to Credit Agreement (Revolving Loan) dated May 23, 2001 among Cenex Harvest States Cooperatives, CoBank, ACB, Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A., SunTrust Bank, BNP Paribas and the Syndication Parties.(11)
         10.11D Fourth Amendment to Credit Agreement (Revolving Loan) dated May 22, 2002 among Cenex Harvest States Cooperatives, CoBank, ACB, Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A., SunTrust Bank, Deere Credit, Inc., Credit Lyonnais Chicago Branch and the Syndication Parties.(14)
         10.12 $200 Million Term Loan Credit Agreement dated as of June 1, 1998 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives, including Exhibit 2.4 (form of $200 Million Promissory Note).(3)

         10.12A First Amendment to Credit Agreement (Term Loan), effective as of May 31, 1999 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives.(5)
         10.12B Second Amendment to Credit Agreement (Term Loan) dated May 23, 2000 by and among Cenex Harvest States Cooperatives, CoBank, ACB, St. Paul Bank for Cooperatives and the Syndication Parties.(8)
         10.12C Third Amendment to Credit Agreement (Term Loan) dated May 23, 2001 among Cenex Harvest States Cooperatives, CoBank, ACB, and the Syndication Parties.(11)
         10.12D Fourth Amendment to Credit Agreement (Term Loan) dated May 22, 2002 among Cenex Harvest States Cooperatives, CoBank, ACB and the Syndication Parties.(14)
         10.13 Limited Liability Agreement of United Harvest, LLC dated November 9, 1998 between United Grain Corporation and Cenex Harvest States Cooperatives.(4)
         10.14 $50 Million 364-Day Revolving Loan Credit Agreement dated as of December 21, 1999 among National Cooperative Refinery Association, CoBank, ACB, Mercantile Bank and Bank of America, N.A.(6)
         10.14A First Amendment to Credit Agreement (364-Day Revolving Loan) dated December 19, 2000 by and among National Cooperative Refinery Association, CoBank, ACB and Firstar Bank, N.A.(13)
         10.15 Joint Venture Agreement for Agriliance LLC, dated as of January 1, 2000 among Farmland Industries, Inc., Cenex Harvest States Cooperatives, United Country Brands, LLC and Land O' Lakes, Inc.(7)
         10.16 Employment Agreement dated September 1, 2000 by and between John D. Johnson and Cenex Harvest States Cooperatives.(9)
         10.17 Note purchase and Private Shelf Agreement dated as of January 10, 2001 between Cenex Harvest States Cooperatives and The Prudential Insurance Company of America.(10)
         10.17A Amendment No. 1 to Note Purchase and Private Shelf Agreement, dated as of March 2,2001.(10)
         10.18 Note Purchase Agreement and Series D & E Senior Notes dated October 18, 2002.(15)

         12.1     Statement of Computation of Ratios(16)
         23.1     Consent of PricewaterhouseCoopers LLP(16)
         23.2     Consent of Deloitte & Touche LLP(16)
         23.5     Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
         24.1     Power of Attorney(16)
         24.2     Power of Attorney(16)

         * Pursuant to Rule 406 of the Securities Act of 1933, as amended, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

         (1) Incorporated by reference to the Company's Form 8-K filed June 10, 1998.

         (2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-17865), effective February 14, 1997.

         (3) Incorporated by reference to the Company's Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998.

         (4) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended November 30, 1998, filed January 13, 1999.

         (5) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended May 31, 1999, filed July 13, 1999.

         (6) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended November 30, 1999, filed January 12, 2000.

         (7) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended February 29, 2000 filed April 11, 2000.

         (8) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended May 31, 2000, filed July 10, 2000.

         (9) Incorporated by reference to the Company's Form 10-K for the year ended August 31, 2000, filed November 22, 2000.

         (10) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended February 28, 2001, filed April 10, 2001.

         (11) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended May 31, 2001, filed July 3, 2001.

         (12) Incorporated by reference to the Company's Registration Statement on Form S-2 (File No. 333-65364), effective October 31, 2001.

         (13) Incorporated by reference to the Company's Form 10-K for the year ended August 31, 2001, filed November 19, 2001.

         (14) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended May 31, 2002, filed July 3, 2002.

         (15) Incorporated by reference to the Company's Form 10-K for the year ended August 31, 2002, filed November 25, 2002.

         (16)     Filed herewith.

         (17)     To be filed by amendment.